UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Living Enrichment Center Campus, LLC

(Exact name of issuer as specified in its charter)

An Oregon limited liability company

(State or other jurisdiction of incorporation or organization)

29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070
(503) 682-5683

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Mark A. von Bergen
Holland & Knight LLP
2300 US Bancorp Tower
111 SW Fifth Avenue
Portland, Oregon 97204

(Name, address, including zip code, and telephone number, including area code, of agent for service)

SIC 6500	14-1890561
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) the issuer's directors;

The issuer is a manager-managed limited liability company organized under Oregon law and does not have directors. The Manager of the issuer is:

Living Enrichment Ministry,
an Oregon nonprofit corporation
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

(b) the issuer's officers;

Mary Manin Morrissey
President
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

Bob I. Cantrell
Chief Financial Officer
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

James Patrick Lenahan
Treasurer
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

Ginger Hendricks
Secretary
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

Howard Busse
Vice President
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

Mary P. Strachan
Vice President
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

Stanford (Scott) Awbrey
Vice President
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

Brenda J. Evans
Vice President, Controller
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

(c) the issuer's general partners; N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Living Enrichment Ministry,
an Oregon nonprofit corporation
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Living Enrichment Ministry,
an Oregon nonprofit corporation
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

(f) promoters of the issuer;

Living Enrichment Ministry,
an Oregon nonprofit corporation
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

(g) affiliates of the issuer;

Living Enrichment Ministry,
an Oregon nonprofit corporation
29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070

(h) counsel to the issuer with respect to the proposed offering;

Mark A. von Bergen
Holland & Knight LLP
2300 US Bancorp Tower
111 SW Fifth Avenue
Portland, Oregon 97204

(i) each underwriter with respect to the proposed offering; None.

(j) the underwriters directors; N/A

(k) the underwriters officers; N/A

(l) the underwriters general partners; N/A

(m) counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provision set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

N/A. The proposed offering does not involve any resale of securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

N/A.

ITEM 4. Jurisdiction in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

The securities will be offered in Oregon and Washington by officers of the issuer who will be licensed as salespersons under the state securities laws of Oregon and Washington.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers, or salesmen and state the method by which such securities are to be offered.

None.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer; None.
(2) the title and amount of securities issued; None.
(3) the aggregate offering price of other consideration for which they were issued and basis for computing the amount thereof; N/A
(4) the names and identities of the persons to whom the securities were issued. None.

(b) As to any unregistered securities of the issuer or any of its predecessors of affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. N/A.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any affiliates is currently offering or contemplating the offering of any securities in addition to those covered by the Form 1-A. If so, describe fully the present or proposed offering. None.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; None.

(2) To stabilize the market for any of the securities to be offered; None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None.

POR1 #164689 v7

PART II – OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Washington D.C. Office of the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 2003

$350,000 – $5,000,000
350,000 – 5,000,000 Preferred Units

LIVING ENRICHMENT CENTER CAMPUS, LLC

29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070
(503) 682-5683

1,000 Units Minimum Purchase
$ 1.00 per Unit

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARIES OF STATE OF THE STATES OF OREGON OR WASHINGTON OR THE STATES OF OREGON OR WASHINGTON, NOR HAVE THE SECRETARIES OF STATE OF THE STATES OF OREGON OR WASHINGTON OR THE STATES OF OREGON OR WASHINGTON PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE ARE SPECULATIVE SECURITIES. (SEE "RISK FACTORS").

Prior to this Offering, there has been no market for the Preferred Units (the "Preferred Units"). The offering price of $1.00 per Unit has been determined solely by Living Enrichment Center Campus, LLC (the "Company").

	Price to Public	Underwriting Discount and Commissions	Proceeds To the Company or Other Persons
Per Unit	$ 1.00	$ 0	$ 1.00
Total	$ 5,000,000	$ 0	$ 5,000,000
Total Minimum	$ 350,000	$ 0	$ 350,000
Total Maximum	$ 5,000,000	$ 0	$ 5,000,000

The Preferred Units will be sold on a 350,000 Unit minimum ($350,000) "best-efforts" basis by certain officers of the Company (the "Minimum Offering"), and thereafter on a "best efforts" continuous basis of up to 5,000,000 Units ($5,000,000) (the "Maximum Offering"). The minimum individual purchase requirement is 1,000 Preferred Units. The Offering will terminate when all 5,000,000 Preferred Units being offered are sold or on July 31, 2004, whichever occurs first, or at such other time as the Company in its sole discretion elects to terminate the Offering (the "Termination Date"). There can be no assurance that the Offering, or any other funding source, will provide funds sufficient to carry out the Company's plan of operations. (See "Risk Factors" and "Description of Business").

Fees and expenses of the Offering, including but not limited to legal, accounting and other professionals' fees and expenses, SEC and Blue Sky expenses and printing costs, are estimated to be $50,000. No selling commissions will be paid in connection with the Offering and the cost of the Offering. After deducting the expenses of the Offering, the net proceeds to the Company are estimated to be approximately $300,000 assuming the Minimum Offering and $4,450,000 assuming the Maximum Offering. (See "Use of Proceeds to Issuer"). There is no assurance that any amount of funds will be raised in this Offering.

Pending sale of the 350,000 Unit minimum, the Company will deposit the proceeds of all sales of Units into an interest-bearing account with a commercial bank. After the initial 350,000 Units are sold and the amount of cash sales proceeds held by the Company equals at least $350,000, the remaining 4,650,000 Units will be offered on a "best efforts" basis until the Termination Date. The Company reserves the right to terminate this Offering at any time, even if prior to the Termination Date. If the minimum number of Units is not sold before the Termination Date, or if the Company does not hold an amount of cash sales proceeds from the sale of Preferred Units equal to at least $350,000 on or before the Termination Date, this Offering will terminate and all sales proceeds, with interest thereon, will be returned promptly to subscribers without any deduction. Subscribers will not be entitled to a return of funds prior to the Termination Date or such other time, if any, as the Company in its sole discretion elects to terminate the Offering.

LIVING ENRICHMENT CENTER CAMPUS, LLC

The date of this Offering Circular is _____________, 2003

OFFERING CIRCULAR SUMMARY

The following summary highlights selected information contained in this Offering Circular. This summary does not contain all the information you should consider before investing in the Preferred Units. Before making an investment decision you should obtain independent legal and financial advice, including but not limited to, advice as to the suitability of the investment and the legality of any resale of the Preferred Units, and you should read the entire Offering Circular carefully, including the "Risk Factors" section and the financial statements.

The Company

Living Enrichment Center Campus, LLC, was formed in 2003 as a manager-managed limited liability company under the laws of the state of Oregon. The Company is governed by the Operating Agreement of the Company dated July 1, 2003 (the "Operating Agreement"). The Company's sole purpose is to own certain real property, including certain personal property and improvements, and to lease the property to Living Enrichment Ministry, an Oregon nonprofit corporation ("LEM"), which operates as a New Thought Church, or to a replacement tenant if LEM were to vacate the property.

LEM is the sole Manager of the Company. The headquarters of LEM are located at 29500 SW Grahams Ferry Road, Wilsonville, Oregon 97070, and the telephone number of LEM is (503) 682-5683. The officers of the Company are congregants of LEM and, in some cases, are also officers or directors of LEM.

The Company holds an interest in certain real property, including all improvements and certain personal property located on the property (collectively, the "Property"), pursuant to a Contract of Sale dated March 31, 2003 (the "Contract of Sale"). The Property is located in Wilsonville, Oregon, and includes two parcels of land totaling approximately 92.75 acres and more particularly described in Exhibit 1 to the Contract of Sale. Under the Contract of Sale, LEM purchased the Property from Living Enrichment Center Properties, LLC, an Oregon limited liability company not affiliated with the Company (the "Seller"). LEM assigned its purchaser's interest in the Property to the Company pursuant to an Assignment and Assumption of Contract of Sale dated July 1, 2003 (the "Assignment").

The Seller notified LEM by a Notice of Default dated August 5, 2003, that LEM was in default under the Contract of Sale for failure to make the required monthly payments for June and July, 2003. By a letter dated August 26, 2003 (the "Forbearance Agreement"), the Seller agreed to forbear from any enforcement action under the Contract of Sale if LEM complies with the revised payment schedule provided in the Forbearance Agreement. (See "Risk Factors" and "Description of Business"). Pursuant to the Assignment, the Company has assumed LEM's obligations under the Contract of Sale, including LEM's obligations under the Forbearance Agreement.

The Company has leased the Property to LEM pursuant to a commercial lease dated July 1, 2003 (the "Lease"), with the Company as landlord and LEM as tenant. LEM conducts its operations as a New Thought Church on the Property, including but not limited to, religious services, workshops and other activities relating to its ministry. As of the date of this Offering Circular, LEM is in default under the Lease for failing to pay the $94,000 monthly rent payment due to the Company on July 31, 2003, and for paying only $59,920 of the required $110,000 security deposit also due on July 31, 2003.

Pursuant to an appraisal report prepared by PGP Valuation, Inc., dated January 3, 2003, the appraised value of the Property, including improvements and personal property, as of January 3, 2003, was $16,620,000. As of July 1, 2003, the unpaid balance of the Purchase Price under the Contract of Sale was $10,215,505, excluding accrued interest. The Contract of Sale requires a balloon payment of $9,454,745, plus any accrued but unpaid interest, on May 15, 2006. The Company, as the assignee of LEM's interest in the Property under the Contract of Sale pursuant to the Assignment, is obligated to make all payments due to the Seller under the Contract of Sale, including the payments due on or before December 15, 2003, pursuant to the Forbearance Agreement. The Company also has issued to LEM a short-term Convertible Note dated July 1, 2003, in the original principal amount of $4,450,000 (the "LEM Note"). As of the date of this Offering Circular, the only material debts of the Company are those owed to the Seller under the Contract of Sale and the Forbearance Agreement, and to LEM under the LEM Note.

THIS OFFERING

Securities Offered	A minimum of 350,000 Units (the "Minimum Offering") and a maximum of 5,000,000 Units (the "Maximum Offering"). Pending sale of the 350,000 Unit minimum, the Company will deposit the proceeds of all sales into an interest-bearing account. If the minimum number of Units is not sold by the Termination Date, or if the total amount of cash sales proceeds held by the Company does not reach at least $350,000 by the Termination Date, all sales proceeds will be refunded to subscribers, together with interest thereon. The Preferred Units will be offered at a price of $1.00 per Preferred Unit. The Preferred Units will accumulate preferred returns at 7% per annum, payable monthly. All or any portion of the Preferred Units may be redeemed by the Company, at its sole option, on each of July 31, 2007, 2009, 2011 and 2013. Upon redemption or liquidation of the Company, the Preferred Units may share in a portion of any growth in the equity value of the Company. (See "Securities Being Offered").
Capitalization After Offering............	350,000 Preferred Units (assuming the Minimum Offering); 5,000,000 Preferred Units (assuming the Maximum Offering); additional Preferred Units may be issued to LEM upon conversion of the LEM Note. (See "Use of Proceeds to Issuer" and "Description of Business"). 1,911,930 Common Units ("Common Units").
Use of Proceeds................................	The proceeds of the Offering, estimated to be $350,000 assuming the Minimum Offering and $5,000,000 assuming the Maximum Offering, will be used to pay all expenses incurred in connection with the Offering, to fund the Redemption Reserve and, to the extent of any remaining proceeds, to pay principal and interest due under the LEM Note. (See "Use of Proceeds to Issuer").

RISK FACTORS

This Offering involves a high degree of risk. Before purchasing any Preferred Units, you should carefully consider the following risk factors and all other information contained in this Offering Circular and obtain independent legal and financial advice, including but not limited to, advice as to the suitability of the investment and the legality of any resale of the Preferred Units. Any of the following risks could materially harm the Company's business, operating results and financial condition, and could result in a complete loss of your investment.

1. *The Company is in Default Under the Contract of Sale.* The Seller declared LEM in default under the Contract of Sale for failure to make the required monthly payments for June and July, 2003. Pursuant to the Forbearance Agreement, the Seller agreed to forbear from any enforcement of its remedies under the Contract of Sale if LEM complies with the revised payment schedule provided in the Forbearance Agreement. (See Risk Factor no. 8, below). Pursuant to the Assignment, the Company assumed LEM's obligations under the Contract of Sale and the Company is obligated to ensure that the necessary payments are made under the Forbearance Agreement. If LEM is unable to cure its defaults under the Lease (See Risk Factor no. 2, below), the Company will be unable to timely pay the amounts due under the Contract of Sale and the Forbearance Agreement and, if no extension can be negotiated, the Company will lose its interest in the Property and the investors could lose their entire investment.

2. *LEM is in Default Under the Lease.* LEM failed to pay the $94,000 monthly rent payment due to the Company on July 31, 2003, and paid only $59,920 of the required $110,000 security deposit. These missed or short payments constitute defaults by LEM under the Lease. There can be no assurance that LEM will cure these defaults or will be able to generate sufficient funds from operations, refinancing or any other source to cure these defaults. If LEM fails to cure these defaults or to make future payments when due under the Lease, the Company will be unable to meet its obligations under the Forbearance Agreement and the Contract of Sale and, if no extension can be negotiated, would lose its interest in the Property, which could cause the investors to lose their entire investment.

3. *The Company Lacks an Operating History and Management has Limited Experience Managing Real Estate.* The Company is a newly-formed limited liability company and has no financial or operating history to which an investor can look for guidance as to the Company's future operations and financial performance. Consequently, an investment in the Preferred Units involves a high degree of risk.

4. *Real Estate Ownership Involves Risks.* The Company is engaged in the business of owning and leasing real estate. Factors outside the control of the Company, including but not limited to, land use regulations and related regulatory decision-making, may have a materially adverse impact on the Company's operations and financial performance. Changes in the national, state, and local economies, land use regulations, and real estate markets may adversely affect the value of the Property and may limit the ability of the Company to attract a suitable tenant if LEM were to vacate the Property. Other market and regulatory factors, such as zoning restrictions and changes in the development of, or

zoning laws applicable to, neighboring properties may also negatively impact the operations and financial performance of the Company.

5. *The Company is Highly Leveraged.* As of July 1, 2003, the Company's total debt of approximately $14,708,070 represents 89% of the Property's appraised value of $16,620,000. If the Company sells the maximum 5,000,000 Preferred Units being offered, the Company may reduce its debt to $10,258,070, representing 62% of the appraised value of the Property. There can be no assurance that the Company will realize the maximum amount of the proceeds of the Offering or even a sufficient amount of Offering proceeds, or that the Company otherwise will be able to generate sufficient funds from operations, refinancing or any other source to service this debt on a timely basis or at all. If the Company is unable to service this debt, the Company may lose its interest in the Property and the investors could lose their entire investment.

6. *The Company is Dependent on a Single Lessee.* The Company leases all of the Property to a single lessee, LEM. As of the date of this Offering Circular, LEM is in default under the Lease and LEM also has a history of late payments on its financial obligations. If LEM fails to cure its default under the Lease, or defaults under the Lease in the future, the Company may be unable to find a suitable replacement lessee or to sell the Property for a considerable period of time or at all. The Company may not be able to meet its debt service on the Property if its income under the Lease were reduced or eliminated and the Company were unable to sell the Property within a sufficient time or for a sufficient price. If the Company is unable to service this debt, the Company may lose its interest in the Property and the investors could lose their entire investment.

7. *The Contract of Sale is Payable in Full in Less than Three Years.* The Contract of Sale by which the Company holds its interest in the Property requires a $9,454,745 balloon principal payment, plus any accrued but unpaid interest, on May 15, 2006. If the Company is unable to sell or refinance the Property on suitable terms before that date, and no extension can be negotiated, the Company may be unable to make this balloon payment when due and may lose its interest in the Property, in which case the investors could lose their entire investment.

8. *The Forbearance Agreement Requires Short-term Payments.* The Forbearance Agreement, by which the Seller has agreed to forbear any enforcement action under the Contract of Sale, requires the following payments: (1) $59,920 on September 15, 2003; (2) $59,920 on October 15, 2003; (3) $59,920 on November 15, 2003; and (4) $153,145 on December 15, 2003. If the Company does not realize a sufficient amount of Offering proceeds or is otherwise unable to generate sufficient funds from operations, refinancing or any other source, the Company may be unable to make these payments when due and may lose its interest in the Property, in which case the investors could lose their entire investment.

9. *The Appraisal of the Property Relied on a Single Method of Determining Market Value.* The appraisal of the Property performed by PGP Valuation, Inc., dated January 3, 2003, was based solely on a cost approach. If another valuation method had been used, such as an income capitalization or a sales comparison method, the appraised value of the

Property may have been determined to be lower than $16,620,000. If the appraised value of the Property were determined to be less than $16,620,000, the Company may be unable to sell or refinance the Property on suitable terms, in which case the Company would be unable to meet its obligations under the Contract of Sale, which could cause the Company to lose its interest in the Property and the investors to lose their entire investment.

10. *The Company is Not Obligated, and May Lack Sufficient Liquidity, to Redeem the Units.* The Company, at its sole option, may redeem the Preferred Units in whole or in part on each of July 31, 2007, 2009, 2011 and 2013. There can be no assurance that the Company will elect to redeem all or any portion of the Preferred Units or that the Company will have sufficient funds available from operations, refinancing or any other source to redeem the Preferred Units. Moreover, while the holders of Preferred Units may request that the Company redeem their Units under certain limited circumstances, the Company is under no obligation to redeem the Units and the holders of Preferred Units do not have the ability to compel the Company to redeem the Units at any time. Accordingly, investors must be prepared to hold the Preferred Units indefinitely. (See "Securities Being Offered" for more information regarding the various redemption prices of the Preferred Units).

11. *There are Various Relationships that May Result in Conflicts of Interest.* LEM and the Company are closely affiliated entities. LEM is the sole Manager of the Company, owns all of the Common Units of the Company, and has the authority to make managerial, operational and financial decisions without consulting the holders of Preferred Units. The officers of the Company are congregants of LEM and, in some cases, are also officers or directors of LEM. The Company purchased the Property from LEM and leased the Property back to LEM. Reverend Mary Manin Morrissey is the founder and president of both LEM and the Company. Any or all of these relationships may result in potential conflicts of interest that may have, directly or indirectly, a materially adverse effect on the interests of the holders of Preferred Units.

12. *The Company's Success is Dependent on the Continued Success of a Single Individual.* Reverend Mary Manin Morrissey is the founder and president of both LEM and the Company. If Reverend Mary Manin Morrissey were to die, become incapacitated or leave LEM for any reason, or if she were otherwise unable to generate sufficiently positive results for or on behalf of LEM, LEM would be negatively affected and could be unable to generate sufficient revenues to pay the lease payments due to the Company under the Lease, in which case the Company would be unable to meet its obligations under the Contract of Sale, which could cause the Company to lose its interest in the Property and the investors to lose their entire investment.

13. *The Holders of Common Units Control the Company.* LEM is the sole Manager of the Company and has the authority to make managerial, operational and financial decisions without consulting the holders of Preferred Units. The holders of Common Units have the exclusive right to vote on the appointment, removal or replacement of the Manager of the Company. LEM holds 100% of the Common Units of the Company. The holders of Preferred Units have no authority to appoint, remove, or replace the Manager and may be

unable to influence actions by the Manager or the holders of Common Units that may be adverse to the interests of the holders of Preferred Units.

14. *The Preferred Units will have Limited Transferability.* There is currently no trading market for the Preferred Units and it is unlikely that any trading market for the Preferred Units will develop. The Preferred Units have been registered under the blue sky laws of the states of Oregon and Washington and the resale or other transfer of the Preferred Units in these states must comply with applicable blue sky laws. The Preferred Units have not been registered under the blue sky laws of any states other than Oregon and Washington and the offer, purchase or sale of the Preferred Units outside of Oregon and Washington may be subject to significant federal and state securities law restrictions or require the substantial expense of federal or state securities registration or qualification. Accordingly, investors may be unable to sell their Preferred Units on suitable terms or at all and should plan to hold their Preferred Units indefinitely.

15. *Substantial Dilution of the Voting Power of the Holders of Preferred Units is Possible.* If the Company does not sell the maximum 5,000,000 Preferred Units being offered, it is unlikely that the Company will be able to retire the full amount of the LEM Note. Any unpaid balance due under the LEM Note as of July 31, 2004, automatically will be converted into Preferred Units at a conversion price of $1.00 per unit and the additional Preferred Units issued to LEM. The voting power of the investors, other than LEM, holding Preferred Units, on issues to which holders of Preferred Units are entitled to vote, will be diluted by the number of additional Preferred Units issued to LEM pursuant to a conversion under the LEM Note. As a result of LEM's combined holdings of Common Units and Preferred Units, if the Company sells fewer than 3,455,965 of the Preferred being offered, LEM will have majority voting control on issues to which holders of Preferred Units are entitled to vote.

16. *The Offering Circular Contains Forward-Looking Statements.* This document contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements, which are usually accompanied by words such as "may," "might," "will," "should," "could," "intends," "estimates," "predicts," "potential," "continue," "believes," "anticipates," "plans," and "expects," relate to, without limitation, statements about market opportunities, the Company's strategy, its competition, governmental certifications and other regulatory approvals, projected revenue and expense levels and the adequacy of cash resources. This Offering Circular also contains forward-looking statements attributed to third parties. These statements are only predictions. Investors should not place undue reliance on these forward-looking statements, which are made only as of the date of this Offering Circular. The Company's actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and included elsewhere in this Offering Circular. The Company does not guarantee future results, performance or achievements. After the date of this Offering Circular, the Company is under no duty to update any forward-looking statements contained in this Offering Circular in order to conform them to actual results or to changes in the Company's expectations.

PLAN OF DISTRIBUTION

The Preferred Units will be sold only by certain officers of the Company and will not be sold through underwriters, brokers, dealers, or selling agents. No sales commissions, fees or other forms of compensation will be paid to any person for the sale of the Preferred Units.

The Preferred Units will be sold on a 350,000 Unit minimum ($350,000) "best-efforts" basis by certain officers of the Company (the "Minimum Offering"), and thereafter on a "best efforts" continuous basis of up to 5,000,000 Units ($5,000,000) (the "Maximum Offering"). The Offering will terminate when all 5,000,000 Preferred Units being offered are sold or on July 31, 2004, whichever occurs first, or at such other time as the Company in its sole discretion elects to terminate the Offering (the "Termination Date").

Pending sale of the 350,000 Unit minimum, the Company will deposit the proceeds of all sales into an interest-bearing account with a commercial bank. After the initial 350,000 Units are sold and the amount of cash sales proceeds held by the Company equals at least $350,000, the remaining 4,650,000 Units will be offered on a "best efforts" basis until the Termination Date. The Company reserves the right to terminate this Offering at any time, even if prior to the Termination Date. If the minimum number of Units is not sold before the Termination Date, or if the Company does not hold an amount of cash sales proceeds from the sale of Preferred Units equal to at least $350,000 on or before the Termination Date, this Offering will terminate and all sales proceeds, with interest thereon, will be returned promptly to subscribers without any deduction. Subscribers will not be entitled to a return of funds prior to the Termination Date.

Offers and sales of the Preferred Units are limited exclusively to residents of the states of Oregon and Washington. The Company intends to offer and sell the Preferred Units primarily to congregants of LEM although offers and sales of the Preferred Units will not be limited to these persons. The minimum individual purchase requirement is 1,000 Preferred Units. Each prospective investor will be required to execute a subscription agreement with the Company (the "Subscription Agreement"). To purchase any of the Shares offered hereby, a complete and executed Subscription Agreement must be received and accepted by the Company.

USE OF PROCEEDS TO ISSUER

The Company intends to use the proceeds of the Offering as follows:

Use of Proceeds	Amount
Gross Offering proceeds	$ 5,000,000 (assuming the Maximum Offering); $ 350,000 (assuming the Minimum Offering)
Offering expenses (estimated)	$ 50,000
Redemption Reserve (10% of gross Offering proceeds)	$ 500,000 (assuming the Maximum Offering); $ 35,000 (assuming the Minimum Offering)
Pay down the LEM Note (actual net proceeds available will depend on actual amount of Offering proceeds and expenses)	$ 4,450,000 (assuming the Maximum Offering); $ 265,000 (assuming the Minimum Offering)

The Company will set aside 10% of the gross proceeds of the Offering to fund a Redemption Reserve. Funds held in the Redemption Reserve will be available for use by the Company, at its option, to redeem Preferred Units under certain limited circumstances in which a Preferred Unit Holder may be experiencing a hardship or other difficult conditions and the Company elects, in its sole discretion, to redeem the Preferred Units. The Company is under no obligation to maintain the Redemption Reserve indefinitely and may, in its sole discretion, reduce the amount of or eliminate the Redemption Reserve at any time.

The Company issued the $4,450,000 LEM Note to LEM as part of the consideration paid to LEM for the Company's purchase of the Property. The Company purchased the Property from LEM for a purchase price equal to the appraised value of the Property of $16,620,000, as determined by an appraisal dated January 3, 2003. The Company paid the $16,620,000 purchase price by: (1) assuming LEM's obligation under the Contract of Sale which, as of July 1, 2003, had an unpaid balance of $10,258,070, consisting of $10,215,505 of unpaid principal and $42,565 of accrued and unpaid interest; (2) issuing to LEM the LEM Note, in the principal amount of $4,450,000; and (3) issuing to LEM 1,911,930 Common Units.

To the extent that the net proceeds of the Offering, after payment of all expenses of the Offering and the funding of the Redemption Reserve, may be insufficient to pay the full amount due under the LEM Note by July 31, 2004, any amount of principal and accrued and unpaid interest due under the LEM Note after July 31, 2004, shall be automatically converted into Preferred Units of the Company at a conversion rate of $1.00 per Preferred Unit and issued to LEM. The issuance of additional Preferred Units to LEM pursuant to a conversion under the LEM Note could cause substantial dilution of the voting power of the holders of Preferred Units. (See "Risk Factors").

DESCRIPTION OF BUSINESS

The Company is a newly formed limited liability company with no prior operating or financ history. The Company's sole purpose is to purchase the Property from, and lease it back to, LEM.

LEM originally purchased the Property from Living Enrichment Center Properties, LLC ("LECP" or the "Seller"), a third party not affiliated to the Company, pursuant to the Contract Sale. Under the terms of the Assignment dated July 1, 2003, LEM assigned to the Company, the Company assumed from LEM, all of LEM's rights and obligations as purchaser under the Contract of Sale. As of July 1, 2003, the outstanding principal balance of the Contract of Sale was $10,215,505, which balance accrues interest at the rate of 5% per annum until paid in full. The unpaid accrued interest balance of the Contract of Sale was $42,565 as of July 1, 2003. Th Contract of Sale requires monthly payments of $59,920, including principal and interest, beginning on April 30, 2003. The Contract of Sale also requires principal reduction payments ir the amount of $50,000 on each of March 31, 2004, and March 31, 2005. The unpaid balance of the purchase price under the Contract of Sale is due and payable in full, including all outstanding principal and accrued and unpaid interest, on May 15, 2006. If all or a portion of the Property is sold prior to May 15, 2006, a pro rata portion of the purchase price under the Contract of Sale (in the same proportion as the portion of the Property being sold bears to the entire Property) is accelerated and becomes due and payable on the closing of the sale. On August 5, 2003, the Seller declared LEM in default under the Contract of Sale for failure to make the required monthly payments for June and July, 2003. Under a Forbearance Agreement dated August 26, 2003, the Seller agreed to forbear from any enforcement of its remedies under the Contract of Sale if LEM complies with the revised payment schedule provided in the Forbearance Agreement. (See "Risk Factors").

The outstanding principal balance of the LEM Note bears interest at the rate of 5% per annum and the LEM Note is due in full, including all outstanding principal and accrued and unpaid interest, on July 31, 2004. The net proceeds of the Offering will be used to pay down the outstanding principal and interest balance of the LEM Note. Under the terms of the LEM Note, the Company will receive a credit against the outstanding principal balance due on the LEM Note in an amount equal to the amount of any payments made by the Company directly to LECP against amounts owed to LECP under the Forbearance Agreement. To the extent that any portion of the LEM Note remains unpaid after July 31, 2004, the unpaid balance will be automatically converted into Preferred Units of the Company at the conversion rate of $1.00 per Preferred Unit and the additional Preferred Units resulting from this conversion will be issued to LEM in full and final settlement of the Company's obligations under the LEM Note.

The Lease between the Company and LEM is a triple net lease, under which LEM, as tenant, is solely responsible for all expenses related to and arising out of the ownership and operation of the Property, including but not limited to, all insurance, taxes, and any other obligations required in connection with the possession and maintenance of the Property. The term of the Lease is thirty (30) years, commencing on July 1, 2003, and ending on June 30, 2033, with monthly lease payments of $94,000.00 payable on the last day of each month during the term of the Lease, commencing on July 31, 2003. The Lease also requires LEM to pay a refundable security deposit of $110,000 to the Company on July 31, 2003. As of the date of this Offering Circular, LEM is in default under the Lease for failing to pay the $94,000 monthly rent payment due to the Company on July 31, 2003, and for paying only $59,920 of the required $110,000 security deposit.

The Company will use the proceeds of the monthly lease payments it receives from LEM as follows: (1) to make payments due to LECP under the Contract of Sale; (2) to make any interest payments due under the LEM Note; and (3) to make the monthly 7% preferred return payments due to holders of the Preferred Units.

LEM is the sole Manager of the Company, owns all of the Company's Common Units, is the holder of the LEM Note, is the assignor to the Company of the vendee's interest in the Contract of Sale, and is the lessee of the Property under the Lease. In addition, the officers of the Company are congregants of LEM and, in some cases, are also officers or directors of LEM. Reverend Mary Manin Morrissey is the founder and president of both LEM and the Company. The Company pays no management fee to LEM as the Manager of the Company, and the Company's officers receive no compensation from the Company for their services.

DESCRIPTION OF THE PROPERTY

The Property is made up of two adjacent parcels located in Wilsonville, Oregon. One parcel ("Parcel A") consists of 42.75 acres located west of SW Grahams Ferry Road. Parcel A contains a 92,849 square foot main building functioning as a recreation lounge used for services and ceremonies, a 12,000 square foot operations and maintenance shop, a 2,400 square foot landscape maintenance shop, a 1,920 square foot maintenance storage building, and 20 cabins used primarily for retreats. Parcel A also contains approximately 217,800 square feet of parking lots and asphalt and gravel roads. Parcel A has a five-acre easement through an adjacent property (not Parcel B) to allow road access to Brown Road. Parcel A is situated inside both the Urban Growth Boundary and the Wilsonville city limits. All of the buildings on Parcel A are connected to local utilities for all services except water. Water for Parcel A is currently purchased from the State of Oregon which owns two wells and a water tower located adjacent to the Property. In the future, water may become available from utilities provided by the City of Wilsonville, but there can be no assurance that this will be the case.

The second parcel ("Parcel B") consists of 50 acres located east of SW Grahams Ferry Road. Parcel B is situated outside both the Urban Growth Boundary and the Wilsonville city limits. Parcel B is currently undeveloped and includes a forested hillside, a creek, and approximately 20 acres of flat meadow.

A developer is now in the process of planning a 520-acre urban village called "Villebois" to be constructed on land adjacent to Parcel A. Current plans for Villebois include the construction of approximately 2,500 new homes along with supporting retail and light commercial development. The master plan for the Villebois development is expected to be approved by the City of Wilsonville and the State of Oregon in the summer of 2003, though the approval may be granted later or not at all.

Parcel A is currently zoned PF (Public Facility). However, Parcel A has been designated in the Villebois master plan as one of five specific area neighborhoods and, if the master plan is approved and implemented including this designation, the zoning of Parcel A would be changed from PF to RV (Residential Village). An RV zoning designation would permit broader use of Parcel A compared to the current PF zoning designation. There can be no assurance that the Villebois master plan will be approved and adopted in its current form, or at all, or that the Villebois development will be constructed according to plan, or that if it is so developed, that Parcel A will be included or will be assigned a new RV zoning designation.

In addition, approximately five acres of Parcel A are designated as a wildlife habitat resource. In 2002, a SROZ overlay zone was applied to these five acres plus an additional 21 acres of Parcel A. These 26 acres cannot be developed until and unless the SROZ zone is modified or the number of covered acres is reduced. A reduction in the number of acres of Parcel A that are included in the SROZ zone may be sought in the future, but such a reduction may be unlikely and there can be no assurance that a reduction will, in fact, be sought or that any change in the current SROZ designation will occur.

MANAGEMENT

The sole Manager of the Company is LEM. The officers of the Company are:

Name	Position	Age
Reverend Mary Manin Morrissey	President	54

Reverend Mary Manin Morrissey is the founder and senior minister of Living Enrichment Ministry, a New Thought Church. Reverend Morrissey has authored two books, *Building Your Field of Dreams* and *No Less Than Greatness*, published by Bantam Doubleday Dell, and has co-facilitated two programs with the Dalai Lama.

Bob I. Cantrell	Chief Financial Officer	62

Bob Cantrell is President of Cantrell Capital, LLC, a financial consulting firm. Mr. Cantrell earned a bachelor of arts degree at Wichita State University and is a CPA.

James Patrick Lenahan	Treasurer	52

Pat Lenahan has been a Senior Program Manager for the past eight years. He manages large computer design projects and has a masters degree in physics.

Ginger Hendricks	Secretary	62

Corporate Secretary and Executive Assistant to Mary Manin Morrissey, from 1996 to present Ms. Hendricks has served as Corporate Secretary and Executive Assistant to Mary Morrissey. Ms. Hendricks graduated from Seattle Pacific University with a teaching degree in Liberal Arts.

Howard Busse	Vice President	75

Howard Busse has been a realtor for the past 15 years. He graduated from Gardina High School and served overseas in the marine corps. Mr. Busse attended L.I.F.E. College in California and is a graduate of the Realtors Institute.

Mary P. Strachan	Vice President	50

Mary Strachan is the Director of Development for Living Enrichment Center and the General Manager of Namaste' Retreat and Conference Center. Her experience in the last 15 years has been in sales and sales management. Ms. Strachan graduated from the University of Oregon with a degree in Education.

Stanford (Scott) Awbrey	Vice President	51

Rev. Scott Awbrey has served in New Thought ministries for more than 18 years and is the senior associate minister and executive director of Living Enrichment Center in Wilsonville, Oregon.

Brenda J. Evans	Vice President, Controller	38

Brenda Evans has held the position of Controller for Living Enrichment Ministry for the past five years. Ms. Evans is an accomplished executive manager with expertise in operations, information technology, human resources, accounting and finance. She has over 18 years' corporate accounting experience.

The Company pays no management fee or other remuneration to the Manager or to any of the officers of the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Title of Class	Name and Address of Owner	Amount Owned	Percent of Class
Common Units	Living Enrichment Ministry, an Oregon nonprofit corporation 29500 SW Grahams Ferry Road Wilsonville, Oregon 97070	1,911,930(1)	100.0%

(1) If the maximum 5,000,000 Preferred Units are not sold in the Offering, the unpaid balance of the LEM Note will be automatically converted into Preferred Units at a conversion rate of $1.00 per Preferred Unit and the additional Preferred Units will be issued to LEM in full satisfaction of the LEM Note.

With the sole exception of the LEM Note, which is convertible into Preferred Units under certain circumstances, there are no options, warrants, or other rights to own any securities of the Company.

CERTAIN TRANSACTIONS

All the Common Units of the Company are owned by LEM, which is a New Thought Church located in Wilsonville, Oregon. LEM has assigned its interest as purchaser under the Contract of Sale to the Company and has entered into the Lease with the Company. LEM is the holder of the LEM Note, which is convertible into Preferred Units. LEM is the sole Manager of the Company. The Company's officers are all directors, officers, or employees and congregants of LEM. The Company believes that the terms of the Contract of Sale, the Lease, and the LEM Note are no less favorable to the Company than those that could be obtained from an unrelated third party.

The Company intends to sell the Preferred Units primarily to congregants of LEM, though offers and sales in connection with the Offering will not be limited to congregants of LEM.

SECURITIES BEING OFFERED

The securities being offered in this Offering are Preferred Units. The Preferred Units will pay a 7% per annum cumulative preferred return, payable monthly, which will begin to accrue on the date of issuance of the Preferred Units to the investor.

The Company has the right, at its sole option, to redeem all or any portion of the Preferred Units on each of July 31, 2007, 2009, 2011 and 2013 (each, a "Redemption Date"). The Company intends to redeem all outstanding Preferred Units on the 2007 or 2009 Redemptions Dates. However, the Company is not obligated to redeem any Preferred Units on these dates, or at any time, and there can be no assurance that the Company will have sufficient funds available from operations, refinancing or any other source to redeem all or any portion of the Preferred Units.

If the Company elects to exercise its option to redeem any Preferred Units on any of the Redemption Dates, the redemption price paid by the Company shall be equal to the sum of the following three amounts: (1) any amount of accrued but unpaid preferred return due per Unit, plus (2) one dollar ($1.00) per Unit, plus (3) any amount of applicable Equity Gain per Unit. Equity Gain is an amount that represents a portion of any appreciation in the equity value of the Company, where the value of the Company is determined by appraisal as of the relevant Redemption Date, the amount of any increased equity value is split into two equal shares, one share for the holders of Common Units and one share for the holders of Preferred Units, and the share allocated to the Preferred Unit holders is further allocated to each Preferred Unit holder on a per-Unit basis. (See Section 6.6.4 of the Operating Agreement for the complete formula for determining Equity Gain).

Under certain limited circumstances, an investor facing a hardship or other difficult conditions may request that the Company redeem all or a portion of the investor's Preferred Units. The Company, in its sole discretion, may or may not elect to redeem the Preferred Units and this limited redemption provision does not grant an investor any right to demand or compel any redemption by the Company under any circumstances. The Company's ability to redeem Preferred Units under this limited redemption provision is subject to the availability of funds in the Redemption Reserve. The amount of funds maintained in the Redemption Reserve may be adjusted, or reduced to zero, by the Company at any time and the Company is under no obligation to indefinitely maintain the Redemption Reserve. If the Company elects to redeem any Preferred Units under this limited redemption provision, the redemption price paid by the Company shall be equal to the sum of the following two amounts: (1) any amount of accrued but unpaid preferred return due per Unit, plus (2) one dollar ($1.00) per Unit. The Company shall pay no Equity Gain when redeeming Preferred Units under this limited redemption provision. (See Section 6.7 of the Operating Agreement, "Hardship Redemption").

Unless otherwise arranged by an investor with the Company, payments of any preferred return and redemption amounts will be made in United States Dollars by the Company by check mailed on each payment date to the registered holders of the Preferred Units at the holder's address as it appears on the transfer records of the Company. The Company will act as the transfer agent with respect to the Preferred Units.

The Preferred Units have no voting rights under the Operating Agreement except in the following limited circumstances: (i) the sale of all or substantially all of the Company's assets; (ii) the merger, reorganization, conversion or dissolution of the Company; (iii) any amendment of the Articles of Organization or Operating Agreement of the Company that would materially adversely affect any preemptive rights or redemption opportunities of the holders of Preferred Units; and (iv) any substantial change in the business activities, purpose, or powers of the Company. In instances in which the holders of Preferred Units are entitled to vote, each Preferred Unit and each Common Unit will be entitled to one vote. (See ARTICLE V of the Operating Agreement, "Management").

PART F/S

LIVING ENRICHMENT CENTER CAMPUS, LLC

INDEPENDENT AUDITOR'S REPORT
DATED JULY 1, 2003,
PREPARED BY LAUKA & ASSOCIATES, P.C.

Living Enrichment Center Campus, LLC

Financial Statement
July 1, 2003

Contents | **Page(s)**

Prepared by:

LAUKA & ASSOCIATES

Certified Public Accountants

LAUKA & ASSOCIATES
Certified Public Accountants

Lauka & Associates, PC
14911 SE 82nd Drive
Clackamas, Oregon 97015

P. 503.657.4334
F. 503.657.6977

Independent Auditor's Report

To the Member of
Living Enrichment Center Campus, LLC

We have audited the opening balance sheet of Living Enrichment Center Campus, LLC (an Oregon limited liability company) as of July 1, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted an audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Living Enrichment Center Campus, LLC as of July 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

Readers of this financial statement are advised to read footnote -1 Summary of Significant Accounting Policies, Method of Accounting which refers to the initial recording of the property at cost and how it relates to market value. ***In addition, emphasis is directed to footnote – 7 Subsequent Event which addresses a default and receipt of a forbearance letter regarding the assumption of a purchase contract.***

Finally, readers of these financial statement should obtain and reader the offering circular of the Company and see the "Risk Factor" section of the circular.

Lauka & Associates

Clackamas, OR
August 25, 2003

Living Enrichment Center Campus, LLC

Balance Sheet
July 1, 2003

(See accompanying Notes and Accountants Audit Report)

ASSETS

Current Assets	
Cash	$ -
Land, Buildings & Equipment	
Net of accumulated depreciation	16,620,000
Total Assets	**$ 16,620,000**

LIABILITIES & MEMBER'S EQUITY

Current Liabilities	
Accrued interest payable	$ 42,565
Current portion of notes payable	4,731,975
Total current liabilities	4,774,540
Notes Payable	
Net of current portion	9,933,530
Member's Equity	
Common units	1,911,930
Preferred units	-
Total member's equity	1,911,930
Total Liabilities and Member's Equity	**$ 16,620,000**

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the financial statement of Living Enrichment Center Campus, LLC (**the Company**) is presented to assist in understanding the Company's financial statement. The financial statement and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statement.

The Company

The Company is a newly formed Limited Liability Company (LLC) with no prior operating or financial history. The Company was formed to acquire, hold and lease back property acquired from the Living Enrichment Ministry (LEM).

The Company acquired approximately 94 acres of land and buildings in Wilsonville, Oregon for $16,620,000 by (1) issuing 1,911,930 common membership units to LEM valued at $1.00 per unit, (2) assuming a purchase contract and accrued interest between LEM and Living Enrichment Center Properties, LLC (LECP), the seller of the property and, (3) issuing a note payable to LEM for the remaining balance. A summary of the purchase activity is as follows:

Summary

Common units valued at $1.00 per unit	$ 1,911,930
LEM purchase contract assumption	10,215,505
Accrued interest on purchase contract	42,565
Note payable to LEM	4,450,000
Total purchase price	**$16,620,000**

Subsequent to July 1, 2003, the Company will be offering up to 5,000,000 preferred membership units valued at $1.00 per unit in a securities offering, exempt from registration under the Securities Act of 1933 pursuant to Regulation A.

The net proceeds from the sale of the preferred membership units will be used to retire all or a portion of the $4,450,000 note payable to LEM and establish a redemption reserve fund. Any unpaid balance on the note payable to LEM as of July 31, 2004, will be converted to preferred membership units at a conversion rate of $1.00 per unit and the converted preferred membership units will be issued to LEM as a means of retiring the remaining portion of its note.

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

Nature of Operations

The Company's operations will be the rental activity between the Company, as landlord and its common membership unit holder LEM, as tenant. The lease agreement includes the following terms:

1. Monthly payments of $94,000.
2. A lease deposit of $110,000.
3. A term of 30 years, commencing July 1, 2003, no renewal option.
4. The lease is a triple-net lease requiring LEM to be solely responsible for all expenses related to and arising out of the property, including but not limited to: all insurance cost, taxes, utilities and other obligations required in the connection with the possession and maintenance of the property.

[See Note – 7 Subsequent Event for additional information on lease]

Method of Reporting

The Company uses the accrual method of accounting for financial reporting. Therefore, revenues will be recognized when services are performed and expenses will be recognized when they are incurred.

The purchase price of this property was based on an appraisal dated January 3, 2003, and was based only on a cost approach. This valuation approach excluded other forms of comparable analysis such as a sales comparison approach or an income capitalization approach as a result of insufficient comparable information. If another method would have been applied it may have resulted in a lower appraised value.

Management has made reasonable efforts to compare the cost of this property to market value in accordance with generally accepted accounting principles. With the information available to it, management has recorded the purchase at cost.

Land Buildings & Equipment

Equipment will consist of furniture and office equipment recorded at cost. Major additions and improvements of $1,000 or more will be capitalized, while minor replacements, maintenance and repairs which do not improve or extend the life of the respective assets will be expensed currently. For financial statement reporting, the cost of the equipment will be depreciated using the straight-line method in amounts sufficient to depreciate their respective costs over their estimated useful lives running between 3 and 5 years. The buildings will be depreciated over 40 years.

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

Cash and Cash Equivalents

For financial purposes, cash includes cash in checking, savings and short-term money market accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company will elect to be treated as a partnership and will file its tax returns consistently with this election. Because the Company will be taxed as a partnership, all income and losses will be passed through to the members of the Company. Therefore, no provision for income taxes has been made.

NOTE - 2 LAND, BUILDINGS & EQUIPMENT

As of July 1, 2003, land, buildings & equipment consisted of the following:

Land	$ 5,400,000
Buildings	11,220,000
Total	16,620,000
Accumulated depreciation	-0-
Net Land Buildings & Equipment	**$16,620,000**

NOTE - 3 NOTES PAYABLE

As of July 1, 2003, notes payable consisted of the following:

Note Payable- purchase contract with LECP, assumed from LEM, monthly payments of $59,920, accruing interest at 5% per annum and a $50,000 balloon payment due each on March 31, 2004 and 2005, and a final payment of $9,454,745 on May 15, 2006. The property is subject by a prior lien with a Bank.	$ 10,215,505
Note Payable- Living Enrichment Ministries, accruing interest at 5% per annum, principal payments to be made from the proceeds of the sale of preferred membership units, with any unpaid balance as of July 31, 2003 converted to preferred Membership units. In addition, this note includes a default interest rate up to 10%.	4,450,000
Total Long Term Debt	14,665,505
Current portion of long term debt	(4,731,975)
Net Long Term Debt	**$ 9,933,530**

3 Year Maturity Schedule

June 30, 2004	$4,731,975
June 30, 2005	278,159
June 30, 2006	9,655,371
Total	**$14,665,505**

The above maturity schedule assumes a 100% sale of preferred membership units within a one-year period, with 90% of the proceeds used to retire the LEM note.

NOTE - 4 PREFERRED MEMBERSHIP UNITS

In connection with the Regulation A securities offering by the Company, up to 5,000,000 preferred membership units will be offered at $1.00 per unit. The minimum number of units per sale will be 1,000 and all units must be sold by July 31, 2004. The proceeds received from the sale of these units will be used to retire the note payable to LEM of $4,450,000. Any unpaid balance of the LEM note as of July 31, 2004, will be automatically converted to preferred membership at $1.00 per unit and the units will be issued to LEM to retire the remaining note payable.

Each preferred membership unit will accumulate a preferred return of 7% per annum, payable monthly. In addition, all or a portion of the preferred membership units may be redeemed by the Company, at its option, on each of July 31, 2007, 2009, 2011 and 2013. Upon redemption, the Company will obtain an appraisal on the assets and any valuation increase will be allocated 50% to each class of unit holders. Each preferred member is limited in their liability to their initial capital contribution.

NOTE - 5 CONCENTRATION OF RISK

The Company leases all of the Property to a single lessee, LEM. LEM has a history of late payments on its financial obligations. If LEM were to default under the Lease, the Company may be unable to find a suitable replacement lessee or to sell the Property for a considerable period of time or at all. The Company may not be able to meet its debt service on the Property if its lease income were reduced or eliminated and the Company was unable to sell the Property for a sufficient price.

In addition, the Reverend Mary Manin Morrissey is the founder and president of both LEM and the Company. If Reverend Mary Manin Morrissey were to die or leave LEM, LEM may be negatively affected and be unable to generate sufficient revenues to pay the lease payments due to the Company under the Lease

NOTE - 6 RELATED PARTY ISSUES

LEM and the Company are closely affiliated entities. LEM is the sole Manager of the Company and has the authority to make managerial, operational and financial decisions without consulting the holders of Preferred Units. The holders of Common Units have the exclusive right to vote on the appointment, removal or replacement of the Manager of the Company. LEM holds 100% of the Common Units of the Company. The holders of Preferred Units have no authority to appoint, remove, or replace the Manager and may be unable to influence actions by the Manager or the holders of Common Units that may be adverse to the interests of the holders of Preferred Units.

The officers of the Company are congregants of LEM and, in some cases, are also officers or directors of LEM. The Company purchased the Property from LEM and leased it back to LEM. Reverend Mary Manin Morrissey is the founder and president of both LEM and the Company. Any or all of these relationships may result in potential conflicts of interest that may adversely affect the interests of the holders of Preferred Units.

NOTE - 7 SUBSEQUENT EVENT

As of the date of this report, LEM has not made its July 31st rental payment of $94,000 and has only made $60,000 of the required $110,000 deposit, as required by its lease agreement. Failure to make payments under the lease agreement has caused the Company to be in default on the assumed purchase contract, requiring the Company to solicit a forbearance letter from the seller of the property modifying payments on the related note (see Note – 3) as follows:

Original Payment Due Date	Extended Payment Date
$59,920 due on July 31, 2003	$59,920 due on September 15, 2003
$59,920 due on August 31, 2003	$59,920 due on October 15, 2003
$59,920 due on September 30, 2003	$59,920 due on November 15, 2003
$59,920 due on October 31, 2003	$59,920 due on December 15, 2003
$59,920 due on November 30, 2003	$59,920 due on December 15, 2003

NOTE - 7 SUBSEQUENT EVENT *(cont.)*

LEM is the only tenant of the property and is the sole source of operating revenue for the Company, which makes the Company dependent on LEM's financial stability. Management's plan to cure the default issue and address its future financial concerns is to secure enough working capital with the limited $5,000,000 offering of preferred membership units. The Company will use this working capital to pay-down the LEM note of $4,450,000 (see Note-3), which LEM intends to make its necessary payments on the purchase contract and lease agreement. Additional sales of the preferred membership units dedicated to pay-down the LEM note are intended to strengthen LEM's financial position and stabilize future rental payments to the Company.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilsonville, State of Oregon, on _____August 29th_____, 2003.

ISSUER:
LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company

By: LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation, its Manager

By: Rev. Mary M Morrissey
Reverend Mary Manin Morrissey, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company

Rev. Mary M Morrissey
Reverend Mary Manin Morrissey,
President

Dated: August 29, 2003

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company

Bob I. Cantrell
Bob I. Cantrell,
Chief Financial Officer

Dated: August 29, 2003

PART III - EXHIBITS

1. **Articles of Organization**
2. **Operating Agreement**
3. **Subscription Agreement**
4. **Material Contracts:**
    a. **Contract of Sale**
    b. **Forbearance Agreement**
    c. **Assignment and Assumption of Contract of Sale ("Assignment")**
    d. **Commercial Lease ("Lease")**
    e. **Convertible Note ("LEM Note")**
5. **Independent Auditor's Consent**
6. **Opinion of Counsel (Pending. Will be filed by amendment.)**
7. **Sales Materials: Letter to Congregants**

158646-97

EXHIBIT 1

FILED

JUL 01 2003

OREGON
SECRETARY OF STATE

ARTICLES OF ORGANIZATION

OF

LIVING ENRICHMENT CENTER CAMPUS, LLC

Pursuant to the Oregon Limited Liability Company Act, the undersigned organizer does hereby form a limited liability company and adopts the following Articles of Organization therefor:

ARTICLE I

The name of the limited liability company is **LIVING ENRICHMENT CENTER CAMPUS, LLC.**

ARTICLE II

The limited liability company shall be managed by a manager or managers.

ARTICLE III

The address of the initial registered office of the limited liability company is 111 SW Fifth Avenue, Suite 2300, Portland, Oregon 97204, and the name of its initial registered agent at such address is Mark A. von Bergen.

ARTICLE IV

The address to which notices required by the Oregon Limited Liability Company Act may be mailed is as follows:

c/o Mark A. von Bergen
Holland & Knight LLP
111 SW Fifth Avenue, Suite 2300
Portland, Oregon 97204

ARTICLE V

The name and address of the organizer are as follows:

Mark A. von Bergen
Holland & Knight LLP
111 SW Fifth Avenue, Suite 2300
Portland, Oregon 97204

ARTICLE VI

The duration of the existence of the limited liability company shall be perpetual.

ARTICLE VII

Members of the limited liability company shall not be liable to the limited liability company or its Members for monetary damages for conduct as Members except to the extent that the Oregon Limited Liability Company Act, as it now exists or may hereafter be amended, prohibits the elimination or limitation of Member liability. No repeal or amendment of this ARTICLE VII or of the Oregon Limited Liability Company Act shall adversely affect any right or protection of a Member for actions or omissions prior to such repeal or amendment.

ARTICLE VIII

The effective date of these Articles of Organization and the beginning of the existence of the limited liability company is July 1, 2003.

DATED this 1st day of July, 2003.

Mark A. von Bergen, Organizer

The person to contact about this filing is Lois I. Hall at (503) 243-5886.

POR1 #164444 v2

EXHIBIT 2

DRAFT # 8 of August 12, 2003

OPERATING AGREEMENT

OF

LIVING ENRICHMENT CENTER CAMPUS, LLC

AN OREGON LIMITED LIABILITY COMPANY

DATED: July 1, 2003

TABLE OF CONTENTS

OPERATING AGREEMENT
OF
LIVING ENRICHMENT CENTER CAMPUS, LLC

This Operating Agreement (this "Agreement") is entered into effective this 1st day of July, 2003, by and among those persons whose signatures appear on the signature page of this Agreement, as such may be amended from time to time, each as may be referred to individually as a "Member" or collectively as the "Members."

The parties have agreed to organize and operate a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound, agree as follows:

ARTICLE I
DEFINITIONS

The following capitalized terms shall have the meaning specified in this Article I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them:

"Act" means the Oregon Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the Capital Account shall be credited with the amounts that the Interest Holder is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Sections 1.704-2(g)(1) and (i)(5) (i.e., the Interest Holder's share of Minimum Gain and Member Minimum Gain); and

(ii) the Capital Account shall be debited with the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate" means, with respect to any Member, any Person: (i) that owns more than 10% of the voting interests in the Member; or (ii) in which the Member or a member of such Member's immediate or extended family owns more than 10% of the voting interests; or (iii) is a member of a Member's immediate or extended family; or (iii) in which more than 10% of the

voting interests are owned by a Person who has a relationship with the Member described in clause (i), (ii), or (iii) above.

"Agreement" means this Operating Agreement of the Company, as amended from time to time.

"Capital Account" means the account to be maintained by the Company for each Interest Holder in accordance with the following provisions:

(i) an Interest Holder's Capital Account shall be credited with the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (other than liabilities secured by Company property distributed to the Interest Holder), the Interest Holder's allocable share of Profit and any item in the nature of income or gain specially allocated to the Interest Holder pursuant to the provisions of Article IV (other than Section 4.3.3); and

(ii) an Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder (net of liabilities secured by such distributed property that such Interest Holder is considered to assume or take subject to under Section 752 of the Code), the amount of the Interest Holder's individual liabilities that are assumed by the Company (other than liabilities that reduce the amount of any Capital Contribution made by such Interest Holder), the Interest Holder's allocable share of Loss, and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of Article IV (other than Section 4.3.3).

If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted as provided herein, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value or agreed value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed by the Company or to which the assets are subject.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Common Unit" means a Unit with full voting rights pursuant to Section 2.8 and in accordance with other applicable provisions of this Agreement.

"Common Unit Holder" means a Member holding Common Units.

"Company" means Living Enrichment Center Campus, LLC, the Oregon limited liability company formed in accordance with this Agreement.

"Covered Person" has the meaning set forth in Section 5.5.1.

"Distributable Cash" means all cash received by the Company from any source including, but not limited to, operations and interest received on reserves, less cash used by the Company to pay current operating expenses (including, but not limited to, payments due on loans by Members) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Members.

"Equity Gain" has the meaning set forth in Section 6.6.4.

"Extraordinary Transaction" has the meaning set forth in Section 5.1.3.

"Interest" means a Person's share of the profits and losses of, and the right to receive distributions from, the Company.

"Interest Holder" means any Person who holds an Interest, whether as a Member or an unadmitted assignee of a Member.

"Involuntary Withdrawal" shall mean the death, expulsion or bankruptcy of a Common Unit Holder and any other event that terminates the continued membership of a Common Unit Holder in the Company.

"LEM" means Living Enrichment Ministry, an Oregon nonprofit corporation.

"Loss" has the meaning set forth below under "Profit" and "Loss."

"Manager" means LEM or any Person subsequently appointed to replace LEM as Manager as provided in this Agreement.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company in accordance with this Agreement.

"Member Nonrecourse Deductions" has the meaning and shall be determined as set forth in Regulation Section 1.704-2(i) for "partner nonrecourse deductions."

"Member Minimum Gain" has the meaning and shall be determined as set forth in Regulation Section 1.704-2(i) for "partner nonrecourse debt minimum gain."

"Minimum Gain" has the meaning and shall be determined as set forth in Regulation Sections 1.704-2(b)(2) and 1.704-2(d) for "partnership minimum gain."

"Membership Rights" means all of the rights of a Member in the Company, including a Member's Interest and, with respect to Common Unit Holders, (i) the right to inspect the Company's books and records; (ii) on and subject to the terms of this Agreement, the right to participate in the management of and vote on matters coming before the Company; and (iii) unless this Agreement or the Articles of Organization provide otherwise, the right to act as an agent of the Company.

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Regulation Sections 1.704-2(b)(3) and 1.752-1(a)(2).

"Percentage" means, as to Common Unit Holders, the percentage determined by dividing the total number of Common Units held by the Member by the total number of Common Units held by all Members, and as to Preferred Unit Holders, the percentage determined by dividing the total number of Preferred Units held by the Member by the total number of Preferred Units held by all Members.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Preferred Return" means the return due to Preferred Unit Holders in an amount equal to $0.07 per Preferred Unit per year, payable monthly in accordance with this Agreement.

"Preferred Unit" means a Unit, pursuant to Section 2.8, with no voting rights except those provided in Section 5.1.3.

"Preferred Unit Holder" means a Member holding Preferred Units.

"Profit" and *"Loss"* mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Section 703(a) of the Code, with the following adjustments:

(i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included;

(iii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation or amortization computed for book purposes; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

"Redemption Price" has the meaning set forth in Section 6.6.3.

"Redemption Reserve" means that certain amount of funds held in reserve by the Company for use by the Company, at the Company's sole option, to redeem certain Preferred Units pursuant to Section 6.7.

"Regulation" or *"Regulations"* means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Secretary of State" means the Secretary of State of the State of Oregon.

"Tax Matters Member" means the Member designated pursuant to the Code to receive all notices from the Internal Revenue Service which pertain to the tax affairs of the Company and referred to in the Code as the Tax Matters Partner, which Tax Matters Member shall be LEM, or any Person subsequently appointed to replace LEM as provided in this Agreement.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

"Unit" means the representative measurement of a Person's Interest in the Company.

ARTICLE II
ORGANIZATION

2.1. *Articles of Organization.* The Articles of Organization for the Company were executed and filed for record with the Secretary of State pursuant to the Act on July 1, 2003, and became effective on July 1, 2003.

2.2. *Name of the Company.* The name of the Company is Living Enrichment Center Campus, LLC. The Company may do business under that name and under any other name or names that the Manager may select. If the Company does business under a name other than that set forth in its Articles of Organization, as amended from time to time, then the Company shall file an assumed business name as required by law.

2.3. *Purpose.* The Company is organized to own and lease certain real and personal property located in Wilsonville, Oregon.

2.4. *Term.* The term of the Company began on July1, 2003, the effective date of the Articles of Organization, as such Articles of Organization were filed with and accepted by the Secretary of State on July 1, 2003, and shall be perpetual.

2.5. *Principal Office.* The principal office of the Company in the state of Oregon shall be located at 29500 SW Grahams Ferry Road, Wilsonville, Oregon 97070, or at any other place within the state of Oregon that the Manager may select.

2.6. *Registered Agent.* The name and address of the Company's registered agent in the state of Oregon shall be Mark A. von Bergen, Holland & Knight LLP, 2300 US Bancorp Tower, 111 SW Fifth Ave., Portland, Oregon, 97204.

2.7. *Members.* The name, present mailing address, initial Capital Contributions, Unit Ownership and Percentage of the initial Members are set forth on Exhibit A.

2.8. *Classes of Units and Voting Rights.* The Company will have two (2) classes of Units: Common Units and Preferred Units. Members holding Common Units will have the exclusive right to vote on all matters. Members holding Preferred Units will have no right to vote except as provided in Section 5.1.3.

ARTICLE III
CONTRIBUTIONS

3.1. *Initial Contributions.* Upon execution of this Agreement, each Member shall make an initial Capital Contribution to the Company with the agreed values as set forth in Exhibit A, as amended.

3.2. *Additional Capital Contributions.* No Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.3. *No Interest on Capital Contributions.* Interest Holders shall not be paid interest on their Capital Contributions.

3.4. *Return of Capital Contributions.* Except as otherwise provided in this Agreement, no Interest Holder shall have the right to receive any return of any Capital Contribution.

3.5. *Form of Return of Capital.* If an Interest Holder may be entitled to receive a return of a Capital Contribution, the Interest Holder shall not have the right to receive anything but cash in return of the Interest Holder's Capital Contribution.

3.6. *Capital Accounts.* A separate Capital Account shall be maintained for each Interest Holder.

ARTICLE IV
PROFIT, LOSS AND DISTRIBUTIONS

4.1. *Profit or Loss.* After giving effect to the special allocations set forth in Section 4.3, for any taxable year of the Company, Profit or Loss shall be allocated to the Interest Holders as follows:

4.1.1 *Allocation of Profit.* After giving effect to the regulatory allocations set forth in Section 4.3, the Profits for any fiscal year of the Company shall be allocated among the Interest Holders as follows:

4.1.1.1. First, to the Preferred Unit Holders to the extent of any Preferred Return due for the current year;

4.1.1.2. Second, to the Preferred Unit Holders to the extent of any Preferred Return accrued but unallocated from prior years;

4.1.1.3. Third, to the extent that cumulative Losses previously allocated to the Interest Holders exceed cumulative Profits allocated to the Interest Holders, Profits shall be allocated to the Interest Holders in such a manner as to offset such cumulative excess Losses in an order of priority that is the inverse of the order of priority in which such cumulative excess Losses were allocated to the Interest Holders (i.e., the last dollar of Losses allocated shall be offset by the next dollar of Profits allocated), until such cumulative excess Losses have been entirely offset by Profits; and

4.1.1.4. Fourth, to the Common Unit Holders in accordance with their respective Percentages.

4.1.2. *Allocation of Losses.* After giving effect to the regulatory allocations set forth in Section 4.3, the Losses for any fiscal year of the Company shall be allocated to the Interest Holders as follows:

4.1.2.1. First, to the extent that cumulative Profits previously allocated to the Interest Holders exceed cumulative Losses allocated the Interest Holders, Losses shall be allocated to the Interest Holders in such a manner as to offset such cumulative excess Profits in an order of priority that is the inverse of the order of priority in which such cumulative excess Profits were allocated to the Interest Holders (i.e., the last dollar of Profits allocated shall be offset by the next dollar of Losses allocated), until such cumulative excess Profits have been entirely offset by Losses;

4.1.2.2. Second, to the Interest Holders in proportion to and to the extent of their positive Capital Account balances; and

4.1.2.3. Third, in accordance with the Interest Holders' respective Percentages.

4.2. *Distributions of Distributable Cash.* With the exception of distributions in liquidation pursuant to Section 4.4, Distributable Cash shall be distributed to the Interest Holders in the following manner and order of priority:

4.2.1. First, to the Preferred Unit Holders to the extent of any accrued and allocated but unpaid Preferred Returns due for the current year, payable in equal monthly instalments on the last day of each month;

4.2.2. Second, to the Preferred Unit Holders to the extent of any accrued and allocated but unpaid Preferred Returns due for prior years, payable monthly to the extent of Distributable Cash;

4.2.3. Third, in the Manager's sole discretion, to the Common Unit Holders in accordance with their respective Percentages; and

4.2.4. Fourth, as otherwise directed by the Manager.

4.3. *Regulatory Allocations.* The allocations set forth in Sections 4.3.1 and 4.3.2 are included to comply with the requirements of the Regulations. If allocations under such provisions are different from the allocations that would be made under Section 4.1, as appropriate, then the Manager shall make appropriate allocations, consistent with the Regulations, so that the net allocations are, as much as possible, consistent with those under Section 4.1.

4.3.1. *Qualified Income Offset.* No Interest Holder shall be allocated Losses or deductions if the allocation causes the Interest Holder to have an Adjusted Capital Account Deficit. If an Interest Holder unexpectedly receives any adjustments, allocations, or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in or increases an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company for that taxable year shall be allocated to that Interest Holder, before any other allocation pursuant to this Section IV (other than those pursuant to Sections 4.3.2.1 and 4.3.2.2), in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulation Section 1.704-1(b)(2)(ii)(d) and all other Regulation Sections relating thereto.

4.3.2. *Minimum Gain.*

4.3.2.1. *Minimum Gain Chargeback.* Except as set forth in Regulation Section 1.704-2(f), if, during any taxable year, there is a net decrease in Minimum Gain, each Interest Holder, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of items of gross income and gain pursuant to this Section 4.3.2.1 shall be made as described in Regulation Sections 1.704-2(f) and (j). This Section 4.3.2.1 is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Regulation Section 1.704-2(f) and all other Regulation Sections relating thereto.

4.3.2.2. *Member Minimum Gain Chargeback.* Except as set forth in Regulation Section 1.704-2(i)(4), if, during any taxable year, there is a net decrease in Member Minimum Gain, each Interest Holder with a share of that Member Minimum Gain as of the beginning of such year, prior to any other allocation pursuant to this Article IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder's share of the net decrease of Member Minimum Gain, computed in accordance with Regulation Section 1.704-2(i)(4). Allocations of items of gross income and gain pursuant to this Section 4.3.2.2 shall be made as described in Regulation Sections 1.704-2(i)(4) and (j). This Section 4.3.2.2 is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Regulation Section 1.704-2(i)(4) and all other Regulation Sections relating thereto.

4.3.3. *Contributed Property and Book-ups.* To the extent permitted or required by Section 704(c) of the Code and the Regulations thereunder, Regulation Section 1.704-l(b)(2)(iv)(d)(3) and Regulation Section 1.704-1(b)(2)(iv)(f), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution) under the rules of Regulation Section 1.704-3(b)(1). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Section 704(c) of the Code and the Regulations thereunder.

4.3.4. *Election under Section 754 of the Code.* To the extent an adjustment to the tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.3.5. *Nonrecourse Deductions.* Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Common Unit Holders in proportion to their Percentages.

4.3.6. *Member Nonrecourse Deductions.* Any Member Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the liability to which the Member Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(i).

4.3.7. *Guaranteed Payments.* To the extent any compensation paid to any Member by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Section 707(c) of the Code or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Section 707(a) of the Code, the Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's Capital Account shall be adjusted to treat the payment of that compensation as a distribution.

4.3.8. *Recapture.* In making any allocation among the Members of income or gain from the sale or other disposition of a Company asset, the ordinary income portion, if any, of such income and gain resulting from the recapture of cost recovery or other deductions shall be allocated among those Members who were previously allocated (or whose predecessors-in-interest were previously allocated) the cost recovery deductions or other deductions resulting in the recapture items, in proportion to the amount of such cost recovery deductions or other deductions previously allocated to them.

4.3.9. *Withholding.* All amounts required to be withheld pursuant to Section 1446 of the Code or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.3.10. *Other Allocations.* All items of Company income, gain, loss, deduction and credit, the allocation of which is not otherwise provided for in this Agreement, including allocation of such items for tax purposes, shall be allocated among the Members in the same proportions as they share Profits or Losses for the taxable year pursuant to this Article IV.

4.4. *Liquidation and Dissolution.*

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Interest Holders in accordance with the balances in their respective Capital Accounts, after taking into account the allocations of Profit or Loss pursuant to Section 4.1, in the following manner and order of priority:

4.4.1.1 First, to the Preferred Unit Holders, each to the extent of any accrued and allocated but unpaid Preferred Return due to the Preferred Unit Holder as of the date of liquidation;

4.4.1.2 Second, to the Preferred Unit Holders, each to the extent of their unreturned Capital Contributions, if any;

4.4.1.3 Third, to the Common Unit Holders, each to the extent of their unreturned Capital Contributions, if any; and

4.4.1.4 Fourth, one-half to the Common Unit Holders, each in accordance with his, her or its respective Percentage, and one--half to the Preferred Unit Holders, each in accordance with his, her or its respective Percentage.

4.4.2. No Interest Holder shall be obligated to restore a Negative Capital Account.

4.5. *General.*

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Manager.

4.5.2. If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Manager. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the distribution of the assets in liquidation pursuant to Section 4.4.

4.5.3. All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, to the extent permitted under Section 706 of the Code the Company's taxable year shall be segregated into two or more segments to account for Profit, Loss, or proceeds attributable to a Liquidity Event or to any other extraordinary nonrecurring items of the Company.

4.5.4. The Manager is hereby authorized, upon the advice of the Company's tax counsel and subject to applicable state and federal securities laws, to amend this Article IV to comply with the Code and the Regulations promulgated under Section 704(b) of the Code; provided, however, that no amendment shall materially adversely affect distributions to an Interest Holder without the Interest Holder's prior written consent.

ARTICLE V
MANAGEMENT

5.1 *Manager.*

5.1.1 *In General.* As provided in the Articles of Organization, the business and affairs of the Company shall be managed by the Manager or Managers (unless otherwise indicated, hereafter referred to as the "Manager"). The initial Manager will be LEM. Except as set forth in Section 5.1.1 or as otherwise expressly provided in this Agreement, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, any Manager acting alone shall have the authority to make decisions on behalf of the Company except that any Extraordinary Transaction shall require the unanimous consent of all the Managers and approval of the Members in Section 5.1.3.

5.1.2 *Specific Powers.* Without limiting the generality of the foregoing, the Manager shall have the power and authority, on behalf of the Company and without the Members' consent, to:

5.1.2.1. Execute any and all instruments and documents that may be necessary or in the opinion of the Manager desirable to carry out the intent and purpose of this Agreement;

5.1.2.2. Make any and all expenditures that the Manager, in the Manager's sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting and other related expenses incurred in connection with the organization and financing and operation of the Company;

5.1.2.3. Enter into any kind of activity necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company;

5.1.2.4. Invest and reinvest Company reserves in short-term instruments or money market funds;

5.1.2.5. Employ accountants, legal counsel, agents, and other experts to perform services for the Company;

5.1.2.6. To execute all documents that may be necessary or convenient in connection with the offering and issuance of securities of the Company including, but not limited to, all agreements, questionnaires, disclosures, financial statements and other documents;

5.1.2.7. To enter into any and all other agreements with any other Person for any purpose consistent with the purpose of the Company, in such form as the Manager may approve;

5.1.2.8. From time to time, open bank accounts in the name of the Company; the Manager shall be the signatory thereon, unless the Manager determines otherwise; and

5.1.2.9. To do and perform all other acts as may be necessary or appropriate to conduct the business of the Company.

Unless expressly authorized to do so by this Agreement or by the Manager, no Member, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable for any purpose.

The Manager shall devote to the Company and apply to the accomplishment of the Company's purposes so much of the Manager's time and attention as, in the judgment of the Manager, is reasonably necessary to properly manage the affairs of the Company; provided, however, the Manager is at all times specifically permitted to engage in other business ventures and activities including such activities as may be deemed to be in competition with the Company and any conflict of interest that may result shall be resolved by the Manager using the Manager's best judgment.

5.1.3. *Extraordinary Transactions.* Notwithstanding anything to the contrary in this Agreement, the Manager shall not undertake any of the following Extraordinary Transactions without the approval of a simple majority of the aggregate of all of the Common Unit Holders and Preferred Unit Holders voting together:

5.1.3.1. Sale, exchange or other disposition of all, or substantially all, of the Company's assets;

5.1.3.2. Any merger, reorganization or recapitalization of the Company;

5.1.3.3. Any substantial change in the business activities, purpose or powers of the Company; or

5.1.3.4. Any amendment to the Articles of Organization or to this Agreement that would materially adversely affect the preemptive rights or redemption options of the Preferred Unit Holders.

5.1.4. *Removal or Resignation of Manager.* A Manager may only be removed under the following procedure. If any one or more of the following events occurs, the Common Unit Holders may remove a Manager and elect a new Manager:

5.1.4.1. The Manager's willful or intentional violation or reckless disregard of the Manager's duties to the Company; or

5.1.4.2. The Manager's Involuntary Withdrawal.

If the Common Unit Holders are not able to agree upon whether a Manager should be removed, any Common Unit Holder may submit the matter to arbitration as provided in Section 9.12. A Manager may not be removed for any other reasons or under any other procedure.

5.2. *Meetings of and Voting by Members.*

5.2.1 *Meetings and Voting in the Ordinary Course.*

5.2.1.1. A meeting of the Common Unit Holders may be called at any time by those Common Unit Holders holding at least twenty percent (20%) of the total number of Common Units then held by all Common Unit Holders. Meetings of the Common Unit Holders shall be held at the Company's principal place of business, or by agreement of the Common Unit Holders, at any other place in Clackamas County, Oregon. Not less than ten (10) nor more than ninety (90) days before each meeting, the Common Unit Holder calling the meeting shall give written notice of the meeting to each Common Unit Holder. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing, each Common Unit Holder waives notice if before or after the meeting the Common Unit Holder signs a waiver of the notice that is filed with the records of Common Unit Holders' meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Common Unit Holders, the presence in person or by proxy of Common Unit Holders holding more than fifty percent (50%) of the total number of Common Units then held by all Common Unit Holders constitutes a quorum. A Common Unit Holder may vote either in person or by written proxy signed by the Common Unit Holder or by the Common Unit Holder's duly authorized attorney-in-fact.

5.2.1.2. Except as otherwise provided in this Agreement, the affirmative vote of Common Unit Holders holding more than fifty percent (50%) of the total number of Common Units then held by all Common Unit Holders shall be required to approve any matter coming before the Common Unit Holders.

5.2.1.3. In lieu of holding a meeting, the Common Unit Holders may vote or otherwise take action by a written instrument indicating the consent of Common Unit Holders holding a sufficient percentage of the total number of Common Units then held by all Common Unit Holders required for such decision.

5.2.2 *Meetings and Voting on Extraordinary Transactions.*

5.2.2.1. A meeting of all the Members for purposes of approving an Extraordinary Transaction pursuant to Section 5.1.3 may be called at any time by those Common Unit Holders holding at least twenty percent (20%) of the total number of Common Units then held by all Common Unit Holders. Such a meeting of all the Members shall be held at the Company's principal place of business, or by agreement of the Members, at any other place in Clackamas County, Oregon. Not less than ten (10) nor more than ninety (90) days before each meeting, the Common Unit Holder calling the meeting shall give written notice of the meeting to each other Member. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing, each Member waives notice if before or after the meeting the Member signs a waiver of the notice that is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of all the Members as provided herein, the presence in person or by proxy of Members holding more than fifty percent (50%) of the total number of Common and Preferred Units, taken together, then held by all the Members constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney-in-fact.

5.2.2.2. Except as otherwise provided in this Agreement, the affirmative vote of Members holding more than fifty percent (50%) of the total number of Common and Preferred Units, taken together, then held by all the Members shall be required to approve any matter coming before the Members pursuant to Sections 5.1.3 and 5.2.2.

5.2.2.3. In lieu of holding a meeting hereunder, the Members may vote or otherwise take action by a written instrument indicating the consent of Members holding a sufficient percentage of the total number of Common and Preferred Units, taken together, then held by all the Members required for such decision.

5.3. *Compensation and Expense Reimbursement.* Unless approved in advance by the Common Unit Holders, no Member shall be entitled to compensation for services performed for the Company. The Manager shall be reimbursed for all reasonable expenses incurred in connection with the business of the Company.

5.4. *Limitation of Liability and Independent Activities.*

5.4.1. *Limitation of Liability.* The Members and their Affiliates shall not be liable, responsible or accountable in damages or otherwise to the Company for any act or omission by any such Person (which shall include any applicable entity) performed in good faith pursuant to the authority granted to such Person by this Agreement or in accordance with its provisions, and in a manner reasonably believed by such Person to be within the scope of the authority granted to such Person and in the best interest of the Company; provided, however, that such Person shall retain liability for acts or omissions that involve intentional misconduct, a knowing violation of the law, a violation of ORS 63.299 of the Act (in the case of Members only) or for any transaction from which the Person will personally receive a benefit in money, property, or services to which the person is not legally entitled.

5.4.2. *Independent Activities.* Any Member may engage in or possess an interest in other business ventures of every nature and description, independently or with others, including, without limitation, the ownership, financing, management, employment by, lending or otherwise participating in businesses that are similar to the business of the Company, and neither the Company nor the other Members shall have any right by virtue of this Agreement in and to such independent ventures as to the income or profits therefrom and shall not be liable for a breach of duty of loyalty or any other duty.

5.5. *Indemnification.*

5.5.1. *Indemnification.* (i) To the fullest extent permitted by applicable law, a Member and each director, officer, partner, employee or agent thereof ("Covered Person") shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Covered Person by reason or any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence, bad faith, or willful misconduct with respect to such act or omissions; provided, however, that any indemnity under this Section 5.5.1 shall be provided out of and to the extent of Company assets only, and no other Covered Person shall have any personal liability on account thereof.

5.5.2. *Notice.* If any claim, demand, action, suit or proceeding shall be instituted or asserted or any loss, damage or claim shall arise in respect of which indemnity may be sought by a Covered Person pursuant to Section 5.5.1, such Covered Person shall promptly notify the Company thereof in writing. Failure to provide notice shall not affect the Company's obligations hereunder except to the extent the Company is actually prejudiced thereby.

5.5.3. *Contest.* The Company shall have the right, exercisable subject to the approval of the disinterested Covered Persons, to participate in and control the defense of any such claim, demand, action, suit or proceeding, and in connection therewith, to retain counsel reasonably satisfactory to each Covered Person, at the Company's expense, to represent each Covered Person and any others the Company may designate in such claim, demand, action, suit or proceeding. The Company shall keep the Covered Person advised of the status of such claim, demand, action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the Covered Person with respect thereto.

5.6. *Arbitration of Deadlock.* If any vote is required on any matter under this Agreement, and there are neither sufficient votes to approve nor disapprove of the matter, then any Member may require that the matter be submitted to arbitration in accordance with Section 9.12.

ARTICLE VI
TRANSFERS

6.1. *Prohibition on Transfers.* Except as provided in this Article VI, no Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Interest Holder may Transfer all, or any portion of, or any interest or rights in, any Interest. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Transfer of any Membership Rights or Interests in violation of the prohibition contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Membership Rights are attempted to be transferred in violation of this Section 6.1 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the Membership Rights.

6.2. *Transferability of Preferred Units.* Notwithstanding anything in this Article VI to the contrary, subject to applicable state and federal securities laws, Preferred Units may be freely transferred without regard to the restrictions stated in Section 6.1 above. The transferee of any Preferred Unit transferred in compliance with all applicable state and federal securities laws shall be immediately, and without the necessity of further action or approval, considered a Member on and subject to the terms of this Agreement.

6.3. *Other Permitted Transfers.* Notwithstanding anything in this Article VI to the contrary, subject to applicable state and federal securities laws, the following Transfers shall be permitted without regard to the restrictions stated in Section 6.1 above:

6.3.1. *Transfer to a Member.* Any Member may Transfer all, or any portion of, any interest or rights in, his or her Membership Rights to any other Member. The transferee who was already a Member shall be considered a Member with respect to the transferred Membership Rights.

6.3.2. *Transfer to Family.* Any Member may Transfer all or any portion of the Interest to such Member's spouse, former spouse, or lineal descendant (including adopted children). If the transferee is under 18 years of age, the transferring Member shall establish one or more trusts to hold the transferred Interest for the benefit of the transferees until all of the transferees are at least 18 years of age. The transferee shall not be considered a Member and shall hold merely the economic rights in the Interest unless all Members agree that the transferee shall be admitted as a Member.

6.3.3. *Transfer Requirements.* Upon any Transfer permitted by this Section 6.3, as a condition to the effectiveness and binding nature of the same, the Manager may require that the transferring Member and the proposed transferee execute and deliver to the Manager such instruments of transfer, assignment and assumption and such other agreements and to perform all such other acts that the Manager may deem necessary or desirable to:

6.3.3.1. Constitute such transferee as a Member or holder of mere economic rights in the Interest, as the case may be;

6.3.3.2. Confirm that the transferee has accepted, assumed and agreed to be subject to and bound by all of the terms, obligations and conditions of this Agreement, regardless of whether such transferee has been admitted as a Member or will merely hold economic rights in the Interest;

6.3.3.3. Maintain the status of the Company as a partnership for federal tax purposes; and

6.3.3.4. Assure compliance with any applicable state and federal laws, including securities laws and regulations.

6.4. *Transferee Not a Member.*

6.4.1. Notwithstanding anything to the contrary in this Article VI, unless the transferee was a Member prior to the Transfer, or all Members vote to admit the transferee as a Member, and excepting transferees of Preferred Units pursuant to Section 6.2 above, a transferee shall merely hold economic rights in the transferred Interest, shall have no right to participate in the management of the business and affairs of the Company, and shall have no right to become a Member.

6.4.2. Following any Transfer of a Member's Interest to a transferee who is not immediately admitted as a Member, the transferring Member shall be deemed to have transferred to the Company all rights associated with the transferred Interest other than the economic interests transferred to such transferee.

6.5. *Transfers in Violation of Securities Laws.* Notwithstanding anything in this Article VI to the contrary, any transfer of Common Units or Preferred Units in violation of applicable state and federal securities laws shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Common Units or Preferred Units are attempted to be transferred in violation of this Section 6.4 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the Units.

6.6. *Company's Redemption Option.* The Company shall have the option, in its sole discretion, to redeem all or any portion of the outstanding Preferred Units on each of June 30, 2007, 2009, 2011, and 2013 (each of these dates, a "Redemption Date").

6.6.1. If the Company elects to redeem a Preferred Unit Holder's Preferred Units pursuant to this Section 6.6, the Company shall provide written notification of such election to the Preferred Unit Holder not less than thirty (30) days prior to the applicable Redemption Date.

6.6.2. As of such Redemption Date, the Preferred Unit Holder shall warrant to the Company that the Preferred Unit Holder has valid and marketable title to the Preferred Units and that the Preferred Units are free and clear of any and all liens, claims or encumbrances.

6.6.3. The Company shall redeem the Preferred Units on the Redemption Date by paying to the Preferred Unit Holder a Redemption Price for each Preferred Unit equal to the sum of the following three amounts: (1) the amount of any accrued but unpaid Preferred Return due to the Preferred Unit Holder as of the Redemption Date for each Preferred Unit, plus (2) one dollar ($1.00) per Preferred Unit, plus (3) the amount of any applicable Equity Gain per Preferred Unit. The Preferred Unit Holder concurrently shall surrender to the Company all certificates evidencing the Preferred Units so redeemed.

6.6.4. The amount of Equity Gain per Preferred Unit due under section 6.6.3 shall equal the amount, greater than zero, by which the appraised value of the Preferred Unit exceeds one dollar ($1.00), which amount shall be computed as follows: (1) determine by appraisal the aggregate value of the Company as of the applicable Redemption Date; (2) divide the resulting aggregate appraised value of the Company by two; (3) divide the resulting amount by the total number of Preferred Units then outstanding; and (4) subtract one dollar ($1.00) from the resulting amount. If the product of the foregoing computation is an amount greater than zero, then such amount shall be Equity Gain, which shall be added to and included in the Redemption Price per Preferred Unit as provided in Section 6.6.3.

6.7. *Hardship Redemption by Preferred Unit Holders.* Notwithstanding anything in this Article VI to the contrary, and only to the extent of available funds in the Redemption Reserve, if any, a Preferred Unit Holder may, in certain limited circumstances as described below, request that the Company redeem all or any portion of the Preferred Unit Holder's Preferred Units on the terms provided in this Section 6.7.

6.7.1. The Company will consider applications for the redemption of Preferred Units under this Section 6.7 when the Preferred Unit Holder can establish that the proceeds of such redemption are reasonably necessary or useful to alleviate a hardship of the Preferred Unit Holder, a member of his or her immediate family or other dependent.

6.7.1.2. Qualifying hardships include expenses relating to or arising from non-elective medical treatment, involuntary unemployment, unreimbursed casualty losses, a significant adverse change in economic circumstances, or the death or disability of the Preferred Unit Holder or a member of his or her immediate family or other dependent.

6.7.1.3. An application for redemption under this Section 6.7 shall be submitted in writing to the Manager and shall describe in reasonable detail the hardship giving rise to the application and the number of Preferred Units to be redeemed.

6.7.2. The purchase price for any Preferred Units redeemed under this Section 6.7 shall be equal to the sum of the following two amounts: (1) the amount of any accrued but unpaid Preferred Return due to the Preferred Unit Holder as of the date of the redemption for the Preferred Units so redeemed, plus (2) one dollar ($1.00) per Preferred Unit. Concurrently upon receipt of payment of this purchase price, the Preferred Unit Holder shall surrender to the Company all certificates evidencing the Preferred Units so redeemed.

6.7.3. The amount of funds to be set aside in the Redemption Reserve shall be determined by the Company in its sole discretion and may be changed or eliminated by the Company at any time. The initial amount of funds to be held in the Redemption Reserve shall be equal to ten percent (10%) of the Capital Contributions of the Preferred Unit Holders, excluding LEM.

6.7.4. Nothing in this Section 6.7 shall be deemed to, nor does it, confer upon any Preferred Unit Holder any right to demand or compel the redemption of any Preferred Units by the Company. An application for redemption under this Section 6.7 may be approved exclusively by a majority vote of the Common Unit Holders, whose decision shall be final.

ARTICLE VII
DISSOLUTION

7.1. *Events of Dissolution.* The Company shall be dissolved upon the happening of any of the following events:

7.1.1. Upon the unanimous written agreement of the Members; or

7.1.2. Upon the occurrence of an Involuntary Withdrawal, unless the remaining Common Unit Holders, within ninety (90) days after the event or occurrence, elect to continue the business of the Company pursuant to the terms of this Agreement.

7.2. *Procedure for Winding Up and Distribution.* If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then, amounts in excess of any reserves deemed reasonably necessary by the Manager to pay all of the Company's claims and obligations shall be distributed to the Interest Holders in accordance with Section 4.4.

ARTICLE VIII
BOOKS, RECORDS AND ACCOUNTING

8.1. *Bank Accounts.* All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. *Books and Records.* The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices consistently applied and ORS 63.711 of the Act and shall be available at the Company's principal office for examination by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

8.3. *Annual Accounting Period.* The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. *Reports.*

8.4.1. *Annual Report; Other Reports.* The Manager shall file an annual report as required by the Secretary of State and such other reports as may be required by applicable state and federal securities laws.

8.4.2. *Reports to Members.* Within one hundred twenty (120) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within one hundred twenty (120) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company necessary for preparing the Interest Holder's income tax returns for that year. At the request of any Common Unit Holder, and at the requesting Member's expense, the Manager shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

8.5. *Tax Matters Member.*

8.5.1. *Designation.* LEM shall be the initial Tax Matters Member of the Company and shall have all the powers and responsibilities of a "tax matters partner" within the meaning of Section 6231 of the Code. The Tax Matters Member shall keep all Members informed of all notices from government taxing authorities that may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. A Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax-related administrative or judicial proceeding against any Member, even though it relates to the Company. The Tax Matters Member shall not compromise any dispute with the Internal Revenue Service without the approval of the Common Unit Holders.

8.5.2. *Expenses of Tax Matters Member; Indemnification.* The Company shall indemnify and reimburse the Tax Matters Member for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Interest Holders attributable to the Company. The payment of all such expenses shall be made before any distributions are made to Interest Holders (and such expenses shall be taken into consideration for purposes of determining Distributable Cash) or any discretionary Reserves are set aside by the Manager. Neither the Tax Matters Member nor any other Member shall have any obligation to provide funds for such purpose. The provisions for exculpation and indemnification of the Manager set forth in Section 5.5 shall be fully applicable to the Member acting as Tax Matters Member for the Company.

8.5.3. *Removal or Resignation of Tax Matters Member.* The Tax Matters Member may resign or may be removed by the Manager or by the majority vote of the Common Unit Holders. A new Tax Matters Member shall be appointed by the Manager or by the majority vote of the Common Unit Holders; provided that, in the event of a conflict, the majority vote of the Common Unit Holders shall prevail.

8.6. *Election under Section 754 of the Code.* At the request of an assignee of a Common Unit Holder's interest who is admitted as a substitute Common Unit Holder, the Tax Matters Member shall cause the Company to file an election under Section 754 of the Code.

ARTICLE IX
MISCELLANEOUS

9.1. *Assurances.* Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Manager deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company, and any applicable state or federal securities laws.

9.2. *Notifications.* Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. Any notice to be given hereunder by the Company shall be given by the Manager. A notice must be addressed to an Interest Holder at the Interest Holder's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; thereafter, notices are to be directed to those substitute addresses or addressees.

9.3. *Specific Performance.* The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to remedy the injury fully. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies that may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act that would constitute a breach or (ii) compelling the performance of any obligation that, if not performed, would constitute a breach.

9.4. *Complete Agreement.* This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

9.5. *Applicable Law.* All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the state of Oregon.

9.6. *Section Titles.* The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. *Binding Provisions.* This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.8. *Jurisdiction and Venue.* Any suit involving any dispute or matter arising under this Agreement may only be brought in the Circuit Court of Clackamas County, Oregon or any Oregon state court having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.9. *Terms.* Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

9.10. *Separability of Provisions.* Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid.

9.11. *Counterparts.* This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.12. *Arbitration.* Any controversy or claim between the Members regarding the interpretation or enforcement of the terms of this shall be determined by arbitration in Clackamas County, Oregon. All statutes of limitation that would otherwise be applicable shall apply to any arbitration proceeding hereunder. If the Members do not agree on an arbitrator within ten (10) days after a Notice of Intent to Arbitrate has been delivered by any party, then a single arbitrator to preside over the dispute shall be chosen from the panel of arbitrators of the American Arbitration Association in accordance with its Commercial Arbitration Rules. All arbitrators shall be qualified members of the American Arbitration Association. The arbitration shall be governed by the Commercial Arbitration Rules of the American Arbitration Association. Any award rendered shall be final and conclusive on the parties and a judgment thereon may be entered in the highest court of the forum having jurisdiction. The arbitrator shall require the nonprevailing party in the arbitration to pay the costs of the arbitration and the reasonable attorneys' fees and costs of the prevailing party. The venue for any arbitration proceeding under this Agreement shall be in Portland, Oregon.

9.13. *Amendment.* Except as provided in Section 5.1.3 above, this Agreement may be amended only by the unanimous vote of the Common Unit Holders.

[Signatures on the next page.]

IN WITNESS WHEREOF, upon the execution of this Agreement by the undersigned, it shall be effective as of the date first above written.

MANAGER:

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By:______________________________
Reverend Mary Manin Morrissey, President

MEMBER:

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By:______________________________
Reverend Mary Manin Morrissey, President

EXHIBIT A

Initial Members

Member/Address	Contribution	Units	Percentage
Living Enrichment Ministry, an Oregon nonprofit corporation 29500 SW Grahams Ferry Road Wilsonville, Oregon 97070	$1,911,930	1,911,930 Common Units	100.00%

POR1 #163976 v7

EXHIBIT 3

LIVING ENRICHMENT CENTER CAMPUS, LLC
UNIT SUBSCRIPTION AGREEMENT

The undersigned (the "Purchaser") hereby subscribes for the number of Units (the "Units") of LIVING ENRICHMENT CENTER CAMPUS, LLC, an Oregon limited liability company (the "Company"), indicated opposite the Purchaser's name on the signature page to this Agreement at a price of one dollar (**$1.00**) per Unit.

The Purchaser is aware that the Units have not been registered under the Securities Act of 1933, as amended (the "Act"), in reliance on an exemption contained in Regulation A promulgated under the Act ("Regulation A"), or the securities laws of any state except the states of Oregon and Washington. The Purchaser understands that reliance by the Company on such exemptions is predicated upon the truth and accuracy of the statements made by the Purchaser in this Unit Subscription Agreement.

The Purchaser hereby represents and warrants that:

A. The Purchaser has had the opportunity to ask and receive answers to any and all questions the Purchaser had with respect to the Company, its Offering Circular, management and expected financial condition. The Purchaser acknowledges that the Company does not have an operating history and will likely require additional capital and that there is no assurance that the Company can obtain additional capital;

B. Except as set forth in this Agreement and in the Offering Circular the Company delivers to the Purchaser, no representations or warranties have been made to the Purchaser by the Company or any agent, employee or affiliate of Company, and in entering into this transaction, the Purchaser is not relying on any information, other than that contained in this Agreement or the Offering Circular, or the result of independent investigation by the Purchaser.

C. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and this Agreement is a legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms;

D. This subscription for the Units has not been induced by any representations or warranties by any person whatsoever with regard to the future value of the Company's Units;

E. This subscription constitutes an irrevocable offer to purchase the Units and may be accepted or rejected by the Company for any reason and at any time up to and including 365 days from the date of this Agreement.

F. In the event of a rejection or lapse of the offer, any funds paid by the Purchaser to the Company in connection with the rejected or lapsed offer shall be due to the Purchaser and shall be paid, without interest, within 10 days of such rejection or lapse.

G. The Purchaser has either spoken or met with, or been given reasonable opportunity to speak or meet with, representatives of the Company for the purpose of asking questions of, and receiving answers and information from, such representatives concerning the Purchaser's investment in the Units.

H. The Purchaser is purchasing the Units for the Purchaser's own account for investment purposes and not with a view toward the sale or distribution of all or any part of the

Units, and no one other than the Purchaser has any beneficial interest in the Units.

The Purchaser understands that because the Units have not been registered under the Act, (i) the Units have the status of securities acquired in a transaction under Regulation A of the Act; (ii) the Units cannot be sold unless the Units are subsequently registered under the Act or any applicable state securities laws, or an exemption from such registration is available; and (iii) that the Company has no obligation to the Purchaser to register the Units under the Act or any applicable state securities laws and has not represented to the Purchaser that it will register the Units.

The Purchaser agrees that the Purchaser will in no event sell or distribute all or any part of the Units unless (i) there is an effective registration statement under the Act and any applicable state securities laws covering any such transaction involving the Units, or (ii) the Company receives an opinion of the Purchaser's legal counsel, in form acceptable to the Company, stating that such transaction is exempt from registration, or (iii) the Company otherwise satisfies itself that such transaction is exempt from registration.

The Purchaser consents to the placement of the following legend on certificates evidencing the Units:

> THESE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OTHER THAN THE STATES OF OREGON AND WASHINGTON. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE APPROPRIATE ACTS OR LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT EXEMPTIONS UNDER THE ACTS OR LAWS ARE AVAILABLE AND THAT SUCH REGISTRATION IS NOT REQUIRED.
>
> THE UNITS REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE TERMS OF THE COMPANY'S OPERATING AGREEMENT AND THE UNIT SUBSCRIPTION AGREEMENT. THE SECRETARY OF THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF SUCH AGREEMENTS TO THE HOLDER HEREOF WITHOUT CHARGE.

The Purchaser acknowledges that this subscription is being made pursuant to the terms of this Agreement and the Company's Operating Agreement dated July 1, 2003 (the "Operating Agreement"), and understands that the Units are subject to certain restrictions as set forth in the Operating Agreement. The Purchaser acknowledges that the Company has provided or made a copy of the Operating Agreement available to the Purchaser, and that the Purchaser has had a reasonable opportunity to review the Operating Agreement and ask the Company questions regarding the Operating Agreement. A signature page to the Operating Agreement, completed and signed by Purchaser, accompanies this Agreement, which the undersigned shall deliver to the Company, along with payment of the Purchase Price in check or other immediately available funds, on acceptance by the Company of this Agreement.

[Signatures on the next page.]

The Purchaser hereby agrees to the foregoing terms and enters into this Subscription Agreement as of the date indicated below.

PURCHASER:

______________________________ (Signature of Purchaser)	Dated: ____________, 2003
______________________________ (Printed Name)	No. of Units: ____________
Address: ______________________ ______________________________ ______________________________	Total Purchase Price: ____________ (at $1.00 per Unit)

COMPANY ACCEPTANCE

The foregoing Unit Subscription Agreement and the consideration reflected therein are hereby accepted.

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company,

By: Living Enrichment Ministry,
an Oregon nonprofit corporation, its Manager

By:______________________________________
Reverend Mary Manin Morrissey, President

Dated: ____________, 2003

POR1 #164684 v5

LIVING ENRICHMENT CENTER CAMPUS, LLC

Operating Agreement

Signature Page

The undersigned would like to purchase Units of Living Enrichment Center Campus, LLC, an Oregon limited liability company (the "Company"), and by executing and delivering this Signature Page to the Operating Agreement of Living Enrichment Center Campus, LLC, dated as of July 1, 2003 (the "Operating Agreement"), the undersigned does hereby acknowledge receipt of the Operating Agreement and does hereby accept, assume and agree to be subject to, and bound by, all of the terms, obligations and conditions of the Operating Agreement as a party thereto.

Number of Units: ______________________ *at $1.00 per Unit.*

__________________________________ Dated: ___________________, 2003
(Signature of Member)

____
(Printed Name)

Social Security No. or TIN: _______________________

Address: _____________________________________

____

email: ____

Consent of Purchaser's Spouse

The undersigned spouse of the Purchaser, having taken such action as he or she considers prudent, and in consideration of the rights and benefits under the Operating Agreement, does hereby appoint his or her spouse as attorney-in-fact with respect to the exercise of any and all rights under the Operating Agreement insofar as the undersigned spouse may have any rights in the Operating Agreement or any Units issued pursuant thereto under the community property laws of the State of Washington or similar laws relating to marital property in effect in the state of residence of the spouse or the Purchaser.

__________________________________ Dated: ___________________, 2003
(Signature of Spouse)

____
(Printed Name)

CONTRACT OF SALE

DATED: March 31, 2003

BETWEEN: LIVING ENRICHMENT CENTER PROPERTIES, L.L.C., an Oregon limited liability company ("Seller")

AND: LIVING ENRICHMENT MINISTRY, an Oregon nonprofit corporation ("Purchaser")

Seller owns the real property located in Wilsonville, Clackamas County, Oregon, and described in attached Exhibit 1 (the "Real Property") and certain related personal property in attached Exhibit 2 (the "Personal Property"). The Real Property and the Personal Property are referred to herein as the "Property."

Seller agrees to sell the Property to Purchaser and Purchaser agrees to buy the Property from Seller for the price and on the terms and conditions set forth below:

Tax Statement:

Until a change is requested, all tax statements shall be sent to Purchaser at 29500 SW Grahams Ferry Road, Wilsonville, OR 97070.

Section 1. Purchase Price; Payment

1.1 Total Purchase Price. Purchaser promises to pay Seller as the total purchase price for the Property the sum of Ten Million Two Hundred Fifty Thousand Dollars ($10,250,000) (US))the "Purchase Price").

1.2 Payment of the Purchase Price. The Purchase Price shall be paid as follows:

1.2.1 No Down Payment. Purchaser has not and shall not pay any down payment.

1.2.2 Interest Rate and Scheduled Payment Dates. Interest on the unpaid balance of the Purchase Price shall accrue at the rate of Five Percent (5%) per annum from the Closing Date until paid in full. The Purchase Price shall be paid in monthly installments of principal and all accrued but unpaid interest of Fifty-Nine Thousand Nine Hundred Twenty Dollars ($59,920) each, including interest, with the first installment due on April 30, 2003 and with subsequent installments due on the last day of each month thereafter. Each payment shall

INITIAL HERE

____

____

be applied first to interest to date of payment to the date of payment, then to amounts past due to Seller under this contract other than principal or interest, and the balance to principal.

1.2.3 Payments of Principal. In addition to the payments required by Section 1.2.1 above, Purchaser shall make an additional payments of principal on March 31, 2004 and March 31, 2005, each in the amount of Fifty Thousand Dollars ($50,000).

1.2.4 Maturity Date. All unpaid principal and all accrued but unpaid interest shall be paid in full on May 15,2006.

1.2.5 Subject to Prior Lien. Seller is the Grantor under that certain Deed of Trust dated December 11, 1997, in favor of Bank of the West, successor-in-interest to Pacific One Bank, as Beneficiary (the Beneficiary or its assigns is referred to as the "Holder"), and recorded December 15, 1997, as Recorder's Fee No. 97-097495, Records of Clackamas County, Oregon, securing an initial indebtedness of Eight Million Dollars ($8,000,000) (the "Prior Lien"). Seller, Purchaser and the Holder of the Prior Lien have agreed on the terms of an extension of the Prior Lien as stated in attached Exhibit 3 and Purchaser shall pay any and all interest, fees and costs pursuant to said agreement. Seller, Purchaser and the Holder of the Prior Lien anticipate entering into an additional written agreement to further extend the Prior Lien and Purchaser shall pay any and all interest, fees and costs associated with said agreement. Seller and Purchaser acknowledge that the foregoing additional anticipated extension and the terms thereof shall be subject to Lenders' sole discretion. On the Closing Date, Purchaser agrees that Purchaser is subject to all terms and conditions of the Prior Lien, as it has or may be modified or extended. Purchaser acknowledges that it has received and has reviewed a copy of the Prior Lien and all documents related to it.

1.2.6 Sale of a Portion of the Property. Purchaser shall be entitled to sell or swap for other real property an undeveloped portion of the Property described in Exhibit 4 (the "Undeveloped Portion"), on the following conditions: a) Purchaser shall first obtain Seller's written consent, which shall not be unreasonably withheld; b) if the Undeveloped Portion is sold, Purchaser shall first pay to Seller the greater of the sum of One Million Dollars ($1,000,000) or Seventy-Five Percent (75%) of the value of the sale, which shall be applied to payment of the Prior Lien; (c) if the Undeveloped Portion is swapped, the value of the replacement property must be equal to or greater than the value of the Undeveloped Portion. The value of the replacement property and the Undeveloped Portion will be conclusively determined if appraised by an MAI appraiser selected by Purchaser and approved by Seller, which approval shall not be unreasonably withheld.

1.3 Prepayments. Purchaser may be entitled to prepay this Contract but shall be liable for any prepayment penalties assessed or imposed by the Prior Lien. All prepayments shall be applied first to accrued but unpaid interest to date, then to amounts due Seller under this Contract other than principal or interest, then to the last installments due under this Contract and shall not excuse Purchaser from making the regular monthly payments due under this Contract until the remaining balance has been paid in full. This paragraph shall not apply to any payments due under this Contract which are accelerated because of Purchaser's default under any of the provisions of this Contract.

1.4 Payments to Third Parties. If Purchaser fails to pay when due any amounts required under this Contract to be paid to third parties by Purchaser, Seller may, but shall not be obligated to, pay any or all such amounts, directly to such third parties or otherwise to cure any such failure. If Seller makes any such payments, the amounts so paid shall [be immediately due and payable by Purchaser to Seller. Until paid, such amounts shall be secured by this Contract and shall bear interest at the rate of Twelve Percent (12%) per annum. Seller's election to make any payments pursuant to this paragraph shall not constitute a waiver of Seller's right to declare Purchaser to be in default of this Contract and to exercise any remedies described in Section 12.3. In the event of any such payment by Seller, Seller shall also be subrogated to the rights of the third party to whom the payment is made.

1.5 Place of Payments. All payments to Seller shall be made to Seller c/o Watumull Properties Corp., 307 Lewers Street, 6th Floor, Honolulu, HI 96815

Section 2. Taxes and Liens

2.1 Obligation to Pay. All ad valorem real and personal property taxes and all governmental or other assessments levied against the Property for the current tax year shall be prorated between Seller and Purchaser as of the Closing Date. Purchaser shall pay when due all taxes and assessments that are levied against the Property after the Closing Date.

2.2 Right to Contest. If Purchaser objects in good faith to the validity or amount of any tax, assessment, or lien, Purchaser, at Purchaser's sole expense, may contest the validity or amount of the tax or assessment or lien, provided that Seller's security interest in the Property is not jeopardized and as long as the same does not constitute a default under the Prior Lien. Purchaser shall otherwise keep the Property free from all liens that may be lawfully imposed upon the Property after the Closing Date, other than the lien of current taxes not yet due.

2.3 Tax Statements. Purchaser shall provide Seller with written evidence reasonably satisfactory to Seller that all taxes and assessments have been paid when due. Purchaser shall submit this evidence after each required payment of taxes and assessments.

Section 3. Closing

3.1 Closing Date. This transaction shall be closed effective on March 31, 2003. As used in this Contract the "Closing Date" means March 31, 2003. The closing shall occur in the offices of Seller's attorney, Steven M. Rose.

3.2 Prorates and Closing Costs. Except as otherwise provided in this Contract, all items to be prorated shall be prorated as of the Closing Date. Purchaser shall be responsible for payment of the recording fees for recording this Contract or a memorandum thereof and any policy of title insurance it may wish to obtain.

Section 4. Possession; Existing Tenancies

4.1 Possession. Purchaser shall be entitled to possession of the Property from and after the Closing Date; provided, however, that Seller and Seller's agents may enter upon the Property at reasonable times upon prior notice to Purchaser for the purpose of inspecting the Property.

4.2 Tenancies. There are no existing tenancies or leases on the Property. As long as Purchaser is not in default under this Contract, Purchaser shall be entitled to receive directly from any and all tenants all rents coming due after the Closing Date. In the event Purchaser is in default under this Contract, Seller may notify the tenants to pay all rents to Seller.

Section 5. Maintenance; Alterations

5.1 Duty to Maintain. Purchaser shall maintain the Property in tenantable condition and promptly perform all repairs, replacements, and maintenance necessary to preserve its value.

5.1.1 Notice of Construction. Purchaser shall notify Seller at least fifteen (15) days before any work is commenced, any services are furnished, or any materials are supplied to the Property, if any mechanic's lien, materialmen's lien, or other lien could be asserted on account of the work, services, or materials and the cost exceeds $25,000.00. Purchaser will upon request of Seller furnish to Seller advance assurances satisfactory to Seller that Purchaser can and will pay the cost of such improvements.

5.1.2 Nuisance, Waste. Purchaser shall not cause, conduct or permit any nuisance nor commit, permit, or suffer any stripping of or waste on or to the Real Property or any portion of the Real Property. Specifically without limitation, Purchaser will not remove for commercial purposes, or grant to any other party the right to remove for commercial purposes, any timber, minerals (including oil and gas), soil, gravel or rock products without the prior written consent of Seller.

5.1.3 Removal of Improvements. The term "Improvements" as used in this Contract of Sale means and includes without limitation all existing and future improvements, fixtures, buildings, structures, mobile homes affixed on the Real Property, facilities, additions and other construction on the Real Property. Purchaser shall not demolish or remove any Improvements from the Real Property without the prior written consent of Seller. As a condition to the removal of any Improvements, Seller may require Purchaser to make arrangements satisfactory to Seller to replace such Improvements with Improvements of at least equal value.

5.1.4 Hazardous Substances. The terms "hazardous waste," "hazardous substance," "disposal," "release," and "threatened release," as used in this Contract of Sale, shall have the same meanings as set forth in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, amended, 42 U.S.C. Section 9601, et seq. ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. 99-499 ("SARA"), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 49 U.S.C. Section 6901, et seq., or other applicable state or Federal laws, rules, or regulations adopted pursuant to any of the foregoing. Purchaser represents and warrants to Seller that: except as previously disclosed to and acknowledged by Seller in writing, (i) neither Purchaser nor any tenant, contractor, agent or other authorized user of the Property shall use, generate, manufacture, store, treat, dispose of, or release any hazardous waste or substance on, under, or about the Property and (ii) any such activity shall be conducted in compliance with all applicable federal, state, and local laws, regulations and ordinances, including without limitation those laws, regulations, and ordinances described above. Purchaser authorizes Seller and its agents to enter upon the Property to make such inspections and tests as Seller may deem appropriate to determine compliance of the Property with this section of the Contract of Sale. Any inspections or tests made by Seller shall be for Seller's purposes only and shall not be construed to create any responsibility or liability on the part of Seller to Purchaser or to any other person. Purchaser hereby (a) releases and waives any future claims against Seller for indemnity or contribution in the event Purchaser becomes liable for cleanup or other costs under any such laws, and (b) agrees to indemnify and hold harmless Seller against any and all claims, losses, liabilities, damages, penalties, and expenses which Seller may directly or indirectly sustain or suffer resulting from a breach of this section of the Contract of Sale or as a consequence of any use, generation, manufacture, storage, disposal, release or threatened release occurring prior to Purchaser's ownership or interest in the Property, whether or not the same was or should have been known to Purchaser. The provisions of this section of the Contact of Sale, including the obligation to indemnify, shall survive the payment of the Purchase Price and the indebtedness under the Prior Lien and the satisfaction and reconveyance of Prior Lien and shall not be affected by Seller's acquisition of any interest in the Property, whether by foreclosure or otherwise.

5.1.5 Compliance with Governmental Requirements. Purchaser shall promptly comply with all laws, ordinances, and regulations, now or hereafter in effect, of all governmental authorities applicable to the use or occupancy of the Real Property. Purchaser may contest in good faith any such law, ordinance, or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Purchaser has notified Seller in writing prior to doing so and so long as, in Seller's reasonable opinion,

Seller's interests in the Real Property are not jeopardized. Seller may require Purchaser to post adequate security or a surety bond, reasonably satisfactory to Seller, to protect Seller's interest.

5.1.6 ADA/FHAA Compliance. So long as the there is an unpaid balance owed on this Contract or the Prior Lien remains outstanding, Purchaser will, at its own cost and expense, in respect of the Real Property and in respect of Purchaser's business activities at or within the Real Property: (a) comply with all requirements of the federal Americans with Disabilities Act (the "ADA") and the federal Fair Housing Amendments Act of 1988 (the "FHAA") and the rules and regulations promulgated thereunder (the "Rules"), to the extent applicable to Purchaser's ownership, management, operation, leasing, use, construction, reconstruction, repair, remodeling, rehabilitation, or alteration of the Real Property or any part thereof; (b) immediately provide to Seller written notice (and copies of) any and all notices of actual, potential, or alleged violations of the ADA, the FHAA, or the Rules and any and all governmental investigations or regulatory actions instituted or threatened against Purchaser or the Real Property or Purchaser's business activities at or within the Real Property regarding the ADA, the FHAA, or the Rules; and (c) furnish to Seller, from time to time whenever reasonably requested by Seller, a Compliance Assessment, in form and substance reasonably satisfactory to Seller, prepared by an architect or engineer with skill, experience, and reputation acceptable to Seller, in the field of compliance with the ADA or the FHAA, as applicable.

Section 6. Insurance

6.1 Maintenance of Insurance. Purchaser shall procure and maintain polices of fire insurance with standard extended coverage endorsements in the amount of Eleven Million Dollars ($11,000,000) covering all Improvements on the Real Property, and with a standard mortgagee clause in favor of Seller and the holder of the Prior Lien (or such other terms as may be required by the Prior Lien), together with such other insurance, including but not limited to hazard, liability, and boiler insurance, as the holder of the Prior Lien may reasonably require. Policies shall be written in form, amounts, coverages and basis reasonably acceptable to the holder of the Prior Lien and issued by a company or companies reasonably acceptable to the holder of the Prior Lien. Purchaser, upon request of Seller, will deliver to Seller from time to time the policies or certificates of insurance in form satisfactory to the holder of the Prior Lien, including stipulations that coverages will not be cancelled or diminished without at least thirty (30) days' prior written notice to Seller. Should the Real Property at any time become located in an area designated by the Director of the Federal Emergency Management Agency as a special flood hazard area, Purchaser agrees, if required by the holder of the Prior Lien, to obtain and maintain Federal Flood Insurance to the extent such insurance is required and is or becomes available, for the term of this Contract of Sale for the full unpaid principal balance under this Contract Sale, or the maximum limit of coverage that is available, whichever is less.

6.2 Application of Proceeds. Purchaser shall promptly notify Seller of any loss or damage to the Property if the estimated cost of repair or replacement exceeds $25,000.00. Seller may make proof of loss if Purchaser fails to do so within fifteen (15) days of the casualty. The insurance proceeds shall be applied as required under the terms of the Prior Lien.

6.3 Liability Insurance. During the term of this Contract, Purchaser shall maintain public liability and property damage insurance with a combined single limit of not less than Three Million Dollars ($3,000,000). Such insurance shall be written on an occurrence basis and shall be primary with respect to all other insurance covering any of the insured risks; shall cover all risks arising directly or indirectly out of Purchaser's activities on or any condition of the Property, whether or not related to an occurrence caused or contributed to by Seller's negligence; shall include a contractual liability clause to protect Purchaser against the claims of Seller on account of the obligations assumed by Purchaser under Section 9; and shall protect Seller and Purchaser against claims of third persons. Such policies shall be written in such form, with such terms and by such insurance companies reasonably acceptable to Seller and to the Holder of the Prior Lien. Purchaser shall deliver to Seller certificates of coverage from each insurer containing a stipulation that coverage will not be canceled or diminished without a minimum of 10 days' written notice to Seller.

6.4 Purchaser's Report on Insurance. Upon request of Seller, however not more than once a year, Purchaser shall furnish to Seller a report on each existing policy of insurance showing: (a) the name of the insurer; (b) the risks insured; (c) the amount of the policy, (d) for the insurance specified in Section 6.1 above, the property insured, the then current replacement value of such property, and the manner of determining that value; and (e) the expiration date of the policy. Purchaser shall, upon request of Seller, have an independent appraiser satisfactory to Seller determine the replacement cost of the Property.

WARNING

Unless Purchaser provides Seller with evidence of the insurance coverage as required herein, Seller may purchase insurance at Purchaser's expense to protect Seller's interest. This insurance may, but need not, also protect Purchaser's interest. If the Property becomes damaged, the coverage Seller purchases may not pay any claim Purchaser makes or any claim made against Purchaser. Purchaser may later cancel this coverage by providing evidence that Purchaser has obtained property coverage elsewhere.

Purchaser is responsible for the cost of any insurance purchased by Seller. The cost of this insurance may be added to the Purchase Price balance. If the cost is added to the Purchase Price balance, the interest rate under Section 1.2.1 of this Contract of Sale will apply to this added amount. The effective date of coverage may

be the date Purchaser's prior coverage lapsed or the date Purchaser failed to provide proof of coverage.

The coverage Seller purchases may be considerably more expensive than insurance Purchaser can obtain on Purchaser's own and may not satisfy any need for property damage coverage or any mandatory liability insurance requirements imposed by applicable law.

Section 7. Taxes and Insurance Reserves.

Subject to any limitations set by applicable law and if Purchaser fails to pay any taxes, assessments or insurance when due, Seller may require Purchaser to maintain with Seller reserves for payment of annual taxes, assessments, and insurance premiums, which reserves shall be created by advance payment or monthly payments of a sum estimated by Seller to be sufficient to produce, at least fifteen (15) days before due, amounts at least equal to the taxes, assessments, and insurance premiums to be paid. If fifteen (15) days before payment is due the reserve funds are insufficient, Purchaser shall upon demand pay any deficiency to Seller. The reserve funds shall be held by Seller as a general deposit from Purchaser, which Seller may satisfy by payment of the taxes, assessments, and insurance premiums required to be paid by Purchaser as they become due. Seller shall have the right to draw upon the reserve finds to pay such items, and Seller shall not be required to determine the validity or accuracy of any item before paying it. Nothing in the Contract of Sale shall be construed as requiring Seller to advance other monies for such purposes, and Seller shall not incur any liability for anything it may do or omit to do with respect to the reserve account. All amounts in the reserve account are hereby pledged to further secure the Purchase Price, and Seller is hereby authorized to withdraw and apply such amounts on the indebtedness upon the occurrence of an Event of Default. Seller shall not be required to pay any interest or earnings on the reserve funds unless required bylaw or agreed to by Seller in writing. Seller does not hold the reserve funds in trust for Purchaser, and Seller is not the agent of Purchaser for payment of the taxes and assessments required to be paid by Purchaser.

Section 8. Condemnation.

8.1 Application of Net Proceeds. If all or any part of the Property is condemned by eminent domain proceedings or by any proceeding or purchase in lieu of condemnation, Seller may at its election require that all or any portion of the net proceeds of the award be applied to the Purchase Price or the repair or restoration of the Property. However, Purchaser shall be entitled to use the proceeds of any condemnation award to repair or restore the Property in a manner satisfactory to Seller if (a) Purchaser is not otherwise in default under this Contract of Sale and (b) upon completion of such repair or restoration, the value of the Property (as determined by Seller in its reasonable discretion) is no less than the value of the Property on the date of this Contract of Sale. If the proceeds are applied to repair or restoration, Seller shall, upon satisfactory proof of such expenditure, pay or reimburse Purchaser from the proceeds for the reasonable cost of repair or restoration if Purchaser is not in default under this Contract of Sale. The net proceeds of the award shall mean the award after payment of all reasonable costs, expenses, and attorneys' fees of the Seller in connection with the condemnation.

8.2 Proceedings. If any proceeding in condemnation is filed, Purchaser shall promptly notify Seller in writing, and Purchaser shall promptly take such steps as may be necessary to defend the action and obtain the award. Purchaser may be the nominal party in such proceeding, but Seller shall be entitled, at its own cost, to participate in the proceeding and to be represented in the proceeding by counsel of its own choice, and Purchaser will deliver or cause to be delivered to Seller such instruments as may be requested by it from time to time to permit such participation.

Section 9. Indemnification.

9.1 Purchaser's Indemnification of Seller. Purchaser shall forever indemnify and hold Seller harmless and, at Seller's election, defend Seller from and against any and all claims, losses, damages, fines, charges, actions, or other liabilities of any description arising out of or in any way connected with the Property both before and after Closing, Purchaser's conduct with respect to the Property, or any condition of the Property, including but limited to the environmental condition of the Property (together "Claims"); provided, however, that Purchaser shall have no obligation to the extent such Claims are caused by Seller's negligence or intentional act. In the event of any litigation or proceeding brought against Seller and arising out of or in any way connected with any of the above events or claims, against which Purchaser agrees to defend Seller, Purchaser shall, upon notice from Seller, vigorously resist and defend such actions or proceedings in consultation with Seller through legal counsel reasonably satisfactory to Seller.

9.2 Indemnification Scope. The obligations in Section 9.1 shall survive any termination or satisfaction of this contract. Such obligations with respect to the acts or omissions of either party shall include the acts or omissions of any director, officer, agent, employee, contractor, tenant, invitee, or permittee of Purchaser.

Section 8. AS IS, WHERE IS

SELLER IS SELLING AND PURCHASER IS ACQUIRING THIS PROPERTY **AS IS, WHERE IS**, WITH ALL FAULTS AND DEFECTS, WHETHER PATENT OR LATENT. SELLER HAS NOT MADE ANY REPRESENTATIONS, EXPRESS OR IMPLIED, REGARDING THE PROPERTY AND PURCHASER HAS NOT RELIED ON ANY. PURCHASER HAS RELIED UPON ITS OWN INSPECTION AND ITS OWN PROFESSIONAL ADVISORS IN ITS EXAMINATION OF THE PROPERTY AND ALL IMPROVEMENTS THEREON. PURCHASER HEREBY REPRESENTS, WARRANTS, AND COVENANTS TO SELLER THAT PURCHASER HAS CONDUCTED PURCHASER'S OWN INVESTIGATION OF THE PROPERTY AND THE PHYSICAL CONDITION

THEREOF, INCLUDING, WITHOUT LIMITATION, ACCESSIBILITY AND LOCATION OF UTILITIES, USE OF HAZARDOUS MATERIALS ON, FROM, OR UNDER THE PROPERTY, EARTHQUAKE PREPAREDNESS OF THE PROPERTY, ALL MATTERS CONCERNING THE PROPERTY WITH RESPECT TO TAXES, ASSESSMENTS, INCOME AND EXPENSE DATA, BONDS, PERMISSIBLE USES, ZONING, COVENANTS, CONDITIONS AND RESTRICTIONS, AND OTHER MATTERS WHICH IN PURCHASER'S JUDGMENT ARE NECESSARY OR ADVISABLE OR MIGHT AFFECT OR INFLUENCE PURCHASER'S USE OF THE PROPERTY, OR BEAR UPON THE VALUE AND SUITABILITY OF THE PROPERTY FOR PURCHASER'S INTENDED PURPOSES, OR PURCHASER'S WILLINGNESS TO ENTER INTO THIS AGREEMENT. PURCHASER RECOGNIZES THAT SELLER WOULD NOT SELL THE PROPERTY EXCEPT ON AN **AS IS, WHERE IS** BASIS, AND ACKNOWLEDGES THAT SELLER HAS MADE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND IN CONNECTION WITH THE PROPERTY. PURCHASER ACKNOWLEDGES THAT ANY AND ALL INFORMATION OF ANY TYPE THAT PURCHASER HAS RECEIVED OR MAY RECEIVE FROM SELLER IS FURNISHED ON THE EXPRESS CONDITION THAT PURCHASER SHALL OR WOULD MAKE AN INDEPENDENT VERIFICATION OF THE ACCURACY OF ANY AND ALL SUCH INFORMATION, ALL SUCH INFORMATION BEING FURNISHED WITHOUT ANY WARRANTY WHATSOEVER. PURCHASER EXPRESSLY WAIVES ALL CLAIMS IT MAY HAVE AGAINST SELLER IN ANY WAY RELATING TO THE PROPERTY OR ITS CONDITION.

Section 9. Existing Encumbrance

9.1 Obligation to Pay. The Property is currently subject to the Prior Lien. If either Seller or Purchaser receives notice from or on behalf of the Holder of the Prior Lien of breach of any of the terms of the Prior Lien, the party receiving the notice shall immediately forward a copy of such notice to the other party.

9.2 Obligations of Purchaser. Purchaser shall not cause or suffer any act or failure to act that if attributed to Seller might cause a default under any of the provisions of the Prior Lien.

9.3 Additional Requirements. To the extent required of Purchaser under the Prior Lien, Purchaser shall (1) maintain with Seller or the Holder of the Prior Lien any additional reserves or insurance coverage required to be maintained; (2) provide Seller and the Holder of the Prior Lien with any notices, certificates, or policies of insurance required under the Prior Lien; and (3) repair and maintain the Property, provide operating reports, and apply casualty and condemnation proceeds first in the manner required in the Prior Lien and then in compliance with the provisions contained in this Contract.

Section 10. Deed

Upon payment of the total purchase price for the Property as provided in this Contract and performance by Purchaser of all other terms, conditions, and provisions of this Contract, Seller shall forthwith deliver to Purchaser a statutory special warranty deed conveying the Property to Buyer, free of encumbrances created or suffered by Seller except for encumbrances created or suffered by Purchaser, including but not limited to those created or suffered by Purchaser as a prior member of Seller and as a prior tenant of the Property.

Section 11. Security Agreement

Purchaser hereby grants Seller a security interest in the Personal Property any and all personal property included on the Property or within the description of the Property, and all rents, proceeds (including insurance proceeds), profits, replacement income and accounts, related thereto. This instrument shall constitute a security agreement within the meaning of the Uniform Commercial Code with respect to any personal property included within the description of the Property and all proceeds (including, without limitation, insurance and condemnation proceeds) therefrom and all replacements, accessions, and products thereof or thereto. Upon request of Seller, Purchaser shall execute any necessary financing statements in the form required by the Uniform Commercial Code of the State of Oregon and shall file the statements at Purchaser's expense with the Oregon Secretary of State. Without further authorization from Purchaser, Seller may at any time file copies of this Contract as financing statements. Upon default under the terms of this Contract, Purchaser shall, within three days of receipt of written demand from Seller, assemble the personal property and make it available to Seller. This Contract shall constitute a fixture filing with respect to all goods that are or may hereafter become fixtures on the Property and shall be recorded in the office of the Marion County Recorder.

Section 12. Default

12.1 Each of the following, at the option of Seller, shall constitute an event of default ("Event of Default") under this Contract of Sale:

(1) Failure of Purchaser to make any payment within Ten (10) days after written notice from seller that it is due. No notice of default and no opportunity to cure shall be required if during any Twelve (12)-consecutive-month period Seller has already sent One (1) notice to Purchaser concerning nonpayment or late payment under this Contract.

(2) Any Event of Default as defined by the Prior Lien attributable to Purchaser, provided that Seller has provided Purchaser with a copy of any notice of such default provided by the holder of the Prior Lien relating to a Compliance Default as defined by the Prior Lien.

(3) Failure of Purchaser to perform any other obligations contained in this Contract within Thirty (30) days after notice from Seller specifying the nature of the default

or, if the default cannot be cured within Thirty (30) days, failure within such time to commence and pursue curative action with reasonable diligence not to exceed Sixty (60) days from the date of the notice. No notice of default and no opportunity to cure shall be required if during any Twelve (12)-consecutive-month period Seller has already sent One (1) notice to Purchaser concerning default in the performance of the same Contract provision.

(4) The insolvency of Grantor; appointment of a receiver for any part of Purchaser's property; any assignment for the benefit of creditors; the commencement of any proceeding under any bankruptcy or insolvency laws by or against Purchaser provided, however, that Purchaser shall have thirty (30) days in which to obtain a dismissal of any such proceedings; or the dissolution or termination of Purchaser's existence as a going business (if Purchaser is a business).

(5) The making or suffering by Purchaser of a fraudulent transfer or conveyance under applicable federal or state law; concealment by Purchaser of any of its property from creditors; the making or suffering by Purchaser of a preference within the meaning of the federal bankruptcy law; or the imposition of a lien through legal proceedings or distraint upon any of the property of Purchaser. If one of the parties collectively referred to as Purchaser or a person standing in the place of Purchaser suffers an event of default under this subsection, such event of default shall be considered the default of Purchaser.

(6) The failure of Purchaser to perform any term, condition, or provision of or any default attributable to Purchaser under the Prior Lien.

(7) Purchaser's existence as a nonprofit corporation terminates.

12.2 Remedies of Default. In the event of a default, Seller may take any one or more of the following steps:

(1) Seller may declare the entire balance of the purchase price including the balance of any Prior Lien assumed by Purchaser for which Seller remains liable or that is a lien on the Property and interest immediately due and payable.

(2) Seller may foreclose this Contract by suit in equity.

(3) Seller may specifically enforce the terms of this Contract by suit in equity.

(4) With respect to any part of the Property that constitutes personal property in which Seller has a security interest, Seller may exercise the rights and remedies of a secured party as provided by the Uniform Commercial Code.

(5) In the event Purchaser fails to make any payment within Fifteen (15) days after it is due, Seller may elect to impose a late charge not to exceed five cents per dollar of the installment, in addition to and not in lieu of any and all other rights and remedies

available to Seller. Demand or acceptance by Seller of such a late charge by Seller shall not cure or waive Purchaser's default.

(6) After complying with the notice requirements and affording Purchaser the right to cure the default contained in ORS 93.905-93.940 as the same may be amended or superseded from time to time, as long as the same is applicable, Seller may declare this Contract forfeited and retain the amount of the payments previously made under this Contract. Upon recordation of the affidavit required by Oregon law, this Contract shall be extinguished and canceled, and Purchaser shall have no further right, title, or interest in and to the real property or to any return or compensation for payments previously made under this Contract, as though this Contract and such payments had never been made. In such event, Purchaser agrees to surrender the Property to Seller. If Purchaser fails to do so, Seller may elect to treat Purchaser as a tenant holding over unlawfully after the expiration of a lease, and Purchaser may be ousted and removed as such, without affecting Seller's right to pursue other rights and remedies contained in this Contract or permitted by law.

(7) Seller shall be entitled to the appointment of a receiver as a matter of right whether or not the apparent value of the Property exceeds the amount of the balance due under this Contract, and any receiver appointed may serve without bond. Employment by Seller shall not disqualify a person from serving as a receiver. Upon taking possession of all or any part of the Property, the receiver may:

(a) Use, operate, manage, control, and conduct business on the Property and make expenditures for all maintenance and improvements, as the receiver deems appropriate in his/her sole and arbitrary discretion;

(b) Collect all rents, revenues, income, issues, and profits (the "Income") from the Property and apply such sums to the expenses of use, operation, and management;

(c) At Seller's option, complete any construction in progress on the Property, and in that connection pay all bills, borrow funds, employ contractors, and make any changes in plans and specifications as Seller deems appropriate in its sole and arbitrary discretion.

If the revenues produced by the Property are insufficient to pay expenses, the receiver may borrow, from Seller or otherwise, such sums as the receiver deems necessary in his/her sole and arbitrary discretion for the purposes stated in this paragraph, and repayment of such sums shall be secured by this Contract. Amounts borrowed from or advanced by Seller shall bear interest at the same rate as the balance of the purchase price under this Contract from the date of expenditure until repaid and shall be paid by Purchaser on demand.

(8) Purchaser hereby assigns to Seller all the leases, rents or use fees from the Property (collectively, the "Rent"), whether now or hereafter due. Before default, Purchaser may operate and manage the Property and collect the Rent from the Property. In the event

of default and at any time hereafter, Seller may revoke Purchaser's right to collect the Rent from the Property and may, either itself or through a receiver, collect the same. To facilitate collection, Seller may notify any tenant or other user to make payments of the Rent directly to Seller, subject to any prior claim by the Prior Lien under its security documents. If the Rent is collected by Seller, then Purchaser irrevocably designates Seller as Purchaser's attorney in fact with full power of substitution and coupled with an interest to endorse instruments received in payment thereof in the name of Purchaser and to negotiate the same and collect the proceeds. Payments by tenants or other users to Seller in response to Seller's demand shall satisfy the obligation for which the payments are made, whether or not any proper grounds for the demand existed. Seller shall apply the Rent first to the Seller's expenses of renting or collection and the balance (if any) to the payment of sums due from Purchaser to Seller under this Contract.

12.4 Remedies Not Exclusive. The remedies provided above shall be nonexclusive and in addition to any other remedies provided by law.

Section 13. Annual Reports

Within One Hundred Twenty (120) days following the close of each calendar year, Purchaser shall furnish to Seller a statement of change of assets of purchaser during the previous calendar year prepared in accordance with generally accepted accounting principles consistently applied in such detail as Seller shall require, certified by Purchaser's certified public accountant.

Section 14. Waiver

Failure of either party at any time to require performance of any provision of this Contract shall not limit the party's right to enforce the provision, nor shall any waiver of any breach of any provision constitute a waiver of any succeeding breach of that provision or a waiver of that provision itself.

Section 15. Successor Interests

This Contract shall be binding upon and inure to the benefit of the parties, their successors, and assigns; but no interest of Purchaser shall be assigned, subcontracted, or otherwise transferred, voluntarily or involuntarily, without the prior written consent of Seller, which consent shall not be unreasonably withheld, and the consent of the holder of the Prior Lien. In determining whether to consent to the assignment, Seller may consider the assets, the net worth, the financial ability and the business experience of the proposed assignee. An assignment shall be deemed unreasonable for a number of reasons, including but not limited to if the proposed assignee's net financial worth is less than that of Purchaser's. Consent by Seller to one transfer shall not constitute consent to other transfers or waiver of this section. Any attempted assignment in violation of this provision shall be void and of no effect with respect to Seller. Purchaser and any other person at any time obligated for the performance of the terms of this Contract hereby waive notice of and consent to any and all extensions and modifications of this Contract or the release of any person or persons from liability under the Contract granted by Seller. Any such extensions or modifications or releases will not in any way release, discharge, or otherwise affect the liability of any person at any time obligated under this Contract.

Section 16. Prior Agreements

This document is the entire, final, and complete agreement of the parties pertaining to the sale and purchase of the Property, and supersedes and replaces all prior or existing written and oral agreements (including any earnest money agreement) between the parties of their representatives relating to the Property.

Section 17. Notices

Any notice under this Contract shall be in writing shall be given in writing and shall be transmitted by certified or registered mail, return receipt requested, or by facsimile transmission to the appropriate party at the address or fax number set forth below. Any notice so given shall be deemed effective three (3) days after it is placed in the United States mail, postage prepaid, or on the date of confirmed fax transmission. Either party may, by written notice, designate a different address or fax number for the purpose of thins Contract. The parties' addresses and fax numbers are as follows:

Living Enrichment Center Properties, L.L.C.
c/o Watumull Properties Corp.
307 Lewers Street, 6th Floor
Honolulu, Hawaii 96815
Facsimile No.: (808) 971-8824

Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070
Facsimile No.: (503) 682-4296

Section 18. Applicable Law

This Contract has been entered into in Oregon and the Property is located in Oregon. The parties agree that the laws of the state of Oregon shall be used in construing the Contract and enforcing the rights and remedies of the parties.

Section 19. Costs and Attorney Fees

19.1 No Suit or Action Filed. If this Contract is placed in the hands of an attorney due to a default in the payment or performance of any of its terms, the defaulting party shall pay, immediately upon demand, the other party's reasonable attorney fees, collection costs, costs of either a litigation or a foreclosure report (whichever is appropriate), even though no suit or action is filed thereon, and any other fees or expenses incurred by the non-defaulting party.

19.2 Arbitration or Mediation; Trial and Appeal. If any arbitration, mediation, or other proceeding is brought in lieu of litigation, or if suit or action is instituted to enforce or interpret any of the terms of this Contract, or if suit or action is instituted in a Bankruptcy Court for a United States District Court to enforce or interpret any of the terms of this Contract, to seek relief from an automatic stay, to obtain adequate protection, or to otherwise assert the interest of Seller in a bankruptcy proceeding, the party not prevailing shall pay the prevailing party's costs and disbursements, the fees and expenses of expert witnesses in determining reasonable attorney fees pursuant to ORCP 68, the actual cost of a litigation or foreclosure report, and such sums as the court may determine to be reasonable for the prevailing party's attorney fees connected with the trial and any appeal and by petition for review thereof; in addition, the Court shall award the prevailing party attorney fees of Three Thousand Dollars ($3,000), which the parties agree is a reasonable attorney fee for collecting any resulting judgment.

19.3 Definitions. For purposes of this Contract, the term attorney fees includes all charges of the prevailing party's attorneys and his/her staff (including without limitation legal assistants, paralegals, word processing, and other support personnel) and any post-petition fees in a bankruptcy court. For purposes of this Contract, the term fees and expenses includes but is not limited to long-distance telephone charges; expenses of facsimile transmission; expenses for postage (including costs of registered or certified mail and return receipts), express mail, or parcel delivery; mileage and all deposition charges, including but not limited to court reporters' charges, appearance fees, and all costs of transcription; costs incurred in searching records; and the cost of title reports or surveyor's reports.

Section 20. Number, Gender, and Captions

As used herein, the singular shall include the plural, and the plural the singular. The masculine and neuter shall each include the masculine, feminine, and neuter, as the context requires. All captions used herein are intended solely for convenience of reference and shall in no way limit any of the provisions of this Contract.

Section 21. Survival of Covenants

Any covenants the full performance of which is not required before the closing or final payment of the purchase price and delivery of the deed shall survive the closing and the final payment of the purchase price and the delivery of the deed and be fully enforceable thereafter in accordance with their terms.

Section 22. Condition of Property

Purchaser accepts the land, buildings, improvements, and all other aspects of the Property in their present condition, [and any personal property sold under this Contract,] AS IS, WHERE IS, including latent defects, without any representations or warranties from Seller or any agent or representative of Seller, expressed or implied. Purchaser agrees that Purchaser has ascertained, from sources other than Seller or any agent or representative of Seller, the condition of the Property and its suitability for Purchaser's purposes, the applicable zoning, building, housing, and other regulatory ordinances and laws, and that Purchaser accepts the Property with full awareness of these ordinances and laws as they may affect the present use or any intended future use of the Property, and Seller has made no representations with respect to such condition or suitability of the Property or such laws or ordinances.

Section 23. Memorandum of Contract

On the Closing Date the parties shall cause a memorandum of this contract to be recorded in the real property records of Clackamas County, Oregon, in form and content substantially as set forth in the attached form as Exhibit 5.

Section 24. Consents

Except where the Contract of Sale states that Seller may grant or withhold any required consent or approval in its sole discretion, Seller shall not unreasonably withhold, delay, or condition its consent or approval.

The following disclaimer is made pursuant to ORS 93.040:

THE PROPERTY DESCRIBED IN THIS INSTRUMENT MAY NOT BE WITHIN A FIRE PROTECTION DISTRICT PROTECTING STRUCTURES. THE PROPERTY IS SUBJECT TO LAND USE LAWS AND REGULATIONS, WHICH, IN FARM OR FOREST ZONES, MAY NOT AUTHORIZE CONSTRUCTION OR SITING OF A RESIDENCE AND WHICH LIMIT LAWSUITS AGAINST FARMING OR FOREST PRACTICES AS DEFINED IN ORS 30.930 IN ALL ZONES. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON ACQUIRING FEE TITLE TO THE PROPERTY SHOULD CHECK WITH THE APPROPRIATE CITY OR COUNTY PLANNING DEPARTMENT TO VERIFY APPROVED USES AND EXISTENCE OF FIRE PROTECTION FOR STRUCTURES.

THIS INSTRUMENT WILL NOT ALLOW USE OF THE PROPERTY DESCRIBED IN THIS INSTRUMENT IN VIOLATION OF APPLICABLE LAND USE LAWS AND REGULATIONS. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON ACQUIRING FEE TITLE TO THE PROPERTY SHOULD CHECK WITH THE APPROPRIATE CITY OR COUNTY PLANNING DEPARTMENT TO VERIFY APPROVED USES AND TO DETERMINE ANY LIMITS ON LAWSUITS AGAINST FARMING OR FOREST PRACTICES AS DEFINED IN ORS 30.930.

IN WITNESS WHEREOF, the parties have caused this Contract to be executed in duplicate as of the day and year first above written.

Seller

LIVING ENRICHMENT CENTER
PROPERTIES, L.L.C., an Oregon
limited liability company, by and
through its sole member, WATUMULL
PROPERITES CORP., a Hawaii
Corporation

By: [signature]
Jaidev Watumull
Its Vice President

Purchaser

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By: Mary M Morrissey

Its: President

STATE OF OREGON)
) ss:
County of Multnomah)

This instrument was acknowledged before me on 4/23/03, by Jaidev Watumull as Vice President of Watumull Properties Corp.

OFFICIAL SEAL
CYNTHIA L F REDMOND
NOTARY PUBLIC-OREGON
COMMISSION NO. 353598
MY COMMISSION EXPIRES FEB 17, 2006

Cynthia LF Redmond
Signature of notarial officer
Title (and Rank)
My commission expires: 2/17/2006

STATE OF OREGON)
) ss:
County of)

This instrument was acknowledged before me on _______________, 2003, by ____________________ as ______________ of Living Enrichment Ministry.

____
Signature of notarial officer
Title (and Rank)
My commission expires: _________

EXHIBIT 1

Order No: 176550

LEGAL DESCRIPTION

PARCEL I:

A tract of land located in the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, more particularly described as follows:

Beginning at the Southwest corner of said Southeast quarter; thence Northerly along the West line of said Southeast quarter 1300 feet, more or less, to the South line of the tract described in contract to Tiano recorded June 28, 1977 under Recorder's Fee No. 77-25265; thence Easterly along the South line of said Tiano Tract a distance of 640 feet to the true point of beginning; thence continuing along the South line of said Tiano Tract, the South line of the Conway lands (Parcels I and II) described in contract recorded May 12, 1977 under Recorder's Fee No. 77-17984, the South line of the Conway Tract described in Deed recorded May 18, 1977 under Recorder's Fee No. 77-18969 and the South line of the Nickerson Lands (Parcels A and B) described in Deed recorded July 8, 1968 under Recorder's Fee No. 68-12714 to the East line of said Section 16; thence Southerly along the East line of said Section 16 to its intersection with the centerline of Graham's Ferry Road (County Road No. 13); thence Southwesterly along the centerline of said Graham's Ferry Road to its intersection with the South line of Section 16; thence Westerly along the South line of said Section 16 to the Southwest corner of that certain tract of land conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048; thence Northerly along the West line of said Norton Tract to its Northwest corner; thence Northwesterly a distance of 1089 feet, more or less, to the true point of beginning.

EXCEPTING the tract conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048, described as follows:

A parcel of land in the Southwest quarter of the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, described as follows:

Beginning at a point on the South line of said Section 16, which point is South 89°37'25" East 798.01 feet from the South quarter corner of said Section 16; thence North 07°48'05" East 239.24 feet; thence North 57°21'05" East 175.51 feet; thence South 60°34'35" East 115.63 feet; thence South 09°32' East 210.71 feet; thence South 69.22 feet to the South line of said Section 16; thence North 89°37'25" West 315.71 feet to the point of beginning.

ALSO EXCEPTING a 30-foot strip along the East line conveyed to Marie M. Coleman by Deed recorded July 29, 1890 in Book 38, Page 423, Deed records, described as follows:

Beginning at a point on the East line of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, at the Southwest corner of the Northwest quarter of the Southeast quarter of Section 16; thence South along section line of said section to a point where the County Road leading from Portland, Oregon to Graham's Ferry on the Willamette River crosses said section line; thence West 30 feet; thence North to the line between the Northeast quarter of the and the Southeast quarter of the Southeast quarter of the Southeast quarter of said Section 16; thence East 30 feet to the East line of said section and to the place beginning.

Order No: 176550

LEGAL DESCRIPTION

PARCEL II:

A tract of land in the Southwest quarter of Section 15 and the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, described as follows:

BEGINNING at a point which is North 54°11'40" East 85.02 feet from the section corner common to Sections 15, 16, 21 and 22, Township 3 South, Range 1 West of the Willamette Meridian; thence North 66°40'15" West 322.66 feet; thence North 46°47'23" West 256.51 feet to a point in the East line of Graham Ferry Road (Bell Road); thence along said East line on the arc of a curve left, having a radius of 2,894.79 feet and a central angle of 7°02'29", the long chord bears North 40°06'46" East 355.55 feet, an arc distance of 355.76 feet; thence North 36°35'31" East 578.81 feet, more or less, to the beginning of a curve to the left; thence on the arc of a curve left, having a radius of 1,175.92 feet and a central angle of 20°47'40", the long chord bears North 26°11'41" East 424.44 feet, an arc length of 426.77 feet; thence North 15°47'51" East 199.43 feet; thence leaving said road East 804.75 feet; thence South 0°26'38" East 603.74 feet; thence South 1°09'10" West 743.76 feet; thence South 74°03'51" West 266.67 feet; thence South 73°40'12" West 969.32 feet to the point of beginning.

STATE OF OREGON 97-097495
CLACKAMAS COUNTY
Received and placed in the public
records of Clackamas County
RECEIPT# AND FEE: 64887 $90.00
DATE AND TIME: 12/15/97 09:08 AM
JOHN KAUFFMAN, COUNTY CLERK

16

EXHIBIT 2

Description of Personal Property

All tangible personal property now located at the real property described on Exhibit A attached hereto, except for the following:

1. All personal property owned by Living Bookends, Inc., and located in the bookstore on the premises, including without limitation, shelving, furniture, and book inventory;

2. Personal property owned by Living Enrichment Institute consisting of cabin furnishings and office furniture;

3. All audio and video equipment and supplies; and

4. All personal property located in the main sanctuary, including without limitation, piano, chairs, and podium.

XGG04E6D

EXHIBIT 3

AGREEMENT

Effective Date. The effective date of this Agreement is March ____, 2003.

Parties. The parties to this Agreement are Bank of the West, successor-in-interest to Pacific One Bank ("Bank"), Living Enrichment Center Properties, L.L.C. ("Borrower") and Watumull Properties Corp., a Hawaii corporation, and Living Enrichment Ministries, an Oregon non-profit corporation (collectively "Guarantors").

Recitals. THIS AGREEMENT IS MADE WITH RESPECT TO THE FOLLOWING RECITALS. THE TRUTH, ACCURACY AND COMPLETENESS OF EACH RECITED FACT IS EXPRESSLY ACKNOWLEDGED BY THE PARTIES, AND THIS ACKNOWLEDGEMENT IS INTENDED TO BE CONTRACTUALLY BINDING UPON THE PARTIES.

(A) Borrower is currently indebted to the Bank in the amount of $7,618,635.76, plus interest accruing thereon from January 16, 2003 at the rate of 2.25% per annum above the five (5) year Treasury Constant Maturity Rate as evidenced by a Promissory Note executed by Borrower in favor of the Bank dated December 11, 1997 in the original principal amount of $8,000,000.00. Borrower acknowledges that this indebtedness is currently due and owing and that there are no defenses or offsets which exist to repayment of this indebtedness.

(B) Repayment of all indebtedness referred to in Recital (A) above is secured by, among other security agreements, a certain Deed of Trust dated December 11, 1997 executed by Borrower in favor of the Bank and recorded December 15, 1997, as Recorder's Fee No. 97-097495, Records of Clackamas County, Oregon, encumbering real property located in Clackamas County, Oregon as further described therein. Said Deed of Trust is duly perfected and remains in full force and effect. No defenses exist to the enforcement of the Deed of Trust and any of the other security agreements.

(C) Repayment of the indebtedness referred to in Recital (A) above is guaranteed by Guarantors pursuant to continuing unconditional guaranties executed in favor of the Bank by Guarantors on or about December 11, 1997. Guarantors hereby specifically acknowledge that the said continuing unconditional guaranties are valid and enforceable according to the terms, that said guaranties remain in full force and effect and that there are no defenses whatsoever existing which could in any way affect the enforcement of the said guaranties by the Bank as against Guarantors. Guarantors further agree that their obligations under such guaranties are not affected, modified, or impaired in any manner by the terms of this Agreement and that the guaranties are valid, subsisting and enforceable.

NOW, THEREFORE, IN CONSIDERATION OF THE FOREGOING RECITALS AND THE MUTUAL COVENANTS, CONDITIONS AND PROMISES ON THE PART OF EACH PARTY TO BE KEPT AND PERFORMED, IT IS HEREBY AGREED AMONG THE PARTIES HERETO AS FOLLOWS:

1. Note Modification. The Note referred to in Recital (A) above is hereby modified to extend the maturity date from January 15, 2003 to May 15, 2003. As a condition to this extension, Borrower agrees to pay the Lender upon execution of this Agreement the sum of $124,649.23 to bring the interest accruals on the indebtedness current through March 31, 2003 and the sum of $10,000 as an administration fee. Borrower agrees to make the regular payment due on April 15, 2003 and agrees that the entire principal balance together with all accrued but unpaid interest shall be due and payable in full on May 15, 2003. If any of the above payments are not made in a timely fashion, time being of the essence, the Bank shall have the right to accelerate all indebtedness due and owing and demand immediate payment of any and all indebtedness in full.

2. Continuation of Trust Deed and other Security Agreements. It is agreed that the Deed of Trust and other security agreements referred to in Recital (B) above shall continue to remain in full force and effect and shall continue to secure repayment of all indebtedness owing under the Note referred to in paragraph 1 above, as modified, and secure performance of all liabilities and obligations and repayment of any indebtedness owing to Bank including all indebtedness referred to in Recital (A) above.

3. Reaffirmation of Guaranty; Waiver of Certain Rights. Guarantors expressly reaffirm their obligations pursuant to the guaranties executed by them, waive any defects, known or unknown, on any claims as to the enforceability or validity of the guaranties, and agree that their obligations under such guaranties are not affected, modified or impaired in any manner by the terms of this Agreement and their guaranties are valid, subsisting and enforceable. In addition to the foregoing, Guarantors expressly waive any claim, right or remedy now existing or hereafter acquired against the party or parties who are primarily or contingently liable for the indebtedness such Guarantor is respectively guaranteeing, which claim or right arises from the performance of such Guarantor's obligations under his, her or its respective Guaranty, including, without limitation, any rights of contribution, indemnity, reimbursement and/or exoneration, whether or not such claim, right or remedy arises under contract, at law or in equity.

4. Further Assurances. Borrower and each guarantor hereby agree to cooperate fully with the Bank and to take all further actions and execute all further instruments that may be necessary or appropriate in order to carry out the purpose of this Agreement. Borrower and each Guarantor authorize the filing of UCC-financing statements and agree to execute such other documents as Bank may request to perfect or otherwise protect the Bank's security interest and its collateral. Borrower and each guarantor agree that they will not individually or collectively take any action which results in an impairment of the Bank's interest in or rights to receive proceeds of its collateral.

5. Express Covenant of Good Faith. The parties hereto expressly agree that each of them is obligated to the other to act in Good Faith in the performance and enforcement of this Agreement and all past, present and future agreements between them. "Good Faith" shall conclusively mean honesty in fact in the conduct or transaction concerned, without regard to objective standards of any kind. It is agreed that this express covenant of Good Faith as defined herein shall displace and supersede any such covenant otherwise implied by law.

6. Default. Any failure by Borrower or any Guarantor to observe and perform any of the covenants or agreements contained herein or in any other agreement between Borrower and the Bank or between any Guarantor and the Bank will constitute an event of default of this Agreement. Upon the happening of any event of default, the Bank shall have the right to demand immediate payment of any and all indebtedness owing to it by Borrower or any Guarantor and to exercise any or all of its rights at law or in equity and pursuant to the terms of this Agreement and of all other agreements in effect between the parties.

7. No Waiver of Subsequent Default. Any waiver by the Bank of a default in any of the terms and conditions of this Agreement or any other agreement executed herewith or referred to herein shall not be deemed a waiver of any subsequent or other default or of any of the Bank's rights as a result of breaches or defaults by Borrower.

8. Prior Agreements. Except as modified or supplemented hereby and except as inconsistent herewith, all prior agreements entered into between the parties hereto remain in full force and effect pursuant to their original terms and said agreements are hereby ratified and confirmed.

9. Renewal of Indebtedness; No Novation. Nothing contained in this Agreement shall be construed as a novation of any indebtedness owing to the Bank

10. Contract; Subsequent Writing to Modify; No Waiver. Each and every word and portion of this Agreement is contractual and not merely a recital. This Agreement may not be amended or supplemented, canceled or discharged and no provision hereof may be waived, except by subsequent written agreement between the parties.

11. No Oral Modification. Borrower and each Guarantor acknowledge that, in general, borrowers and guarantors who experience difficulties honoring their loan obligations, in an effort to inhibit or impede lenders from exercising the rights and remedies available pursuant to mortgages, notes, loan agreements or other instruments evidencing or affecting loan transactions, frequently allege or argue, without merit, that some loan officer or administrator of a lender made an oral modification or made some statement which could be interpreted as a consent, waiver, extension, modification or amendment of one or more debt instruments or could be interpreted as an agreement or take or forebear from taking some action and that the borrower or guarantor relied to its detriment upon such consent, waiver, oral modification or statement. For that reason, and in order to protect the Bank from such allegations and arguments in connection with the transactions contemplated by this Agreement, it is agreed and acknowledged that all instruments referred to herein or executed or delivered in connection herewith can be supplemented, modified, amended, extended, waived, released, canceled or discharged and a consent or waiver can be given and an agreement can be altered or entered into, only in writing. None of the rights, powers, remedies or benefits of the Bank can be released, waived, extended, modified or amended and no consent can be given or any agreement altered or entered into except in writing signed by an agent of the Bank. Borrower and each Guarantor further acknowledge their understanding that no officer or employee of the Bank has the power or authority to make an oral consent or an oral release, extension, modification or amendment in

respect to this Agreement or of any of the documents referred to herein or executed or delivered in connection herewith or to make any oral waiver or to alter or enter into any oral agreement on behalf of Bank.

12. Complete Agreement. This writing is intended by the parties as final and complete expression of this Agreement and of all matters relating to this Agreement. No prior course of dealing or negotiations between the parties, and no oral or extrinsic evidence of any nature shall be used to supplement or modify any term of this Agreement. Borrower and each Guarantor affirm that no understanding, agreement or representation which is inconsistent or in conflict with the terms of this Agreement has been made by or on behalf of the Bank with respect to the payment provisions provided for in this Agreement or in any other document executed and delivered by Borrower or Guarantors to the Bank, or with respect to obligations, grace periods, renewals or extensions of the obligations owed to the Bank or the making of further accommodations for the benefit of Borrower or Guarantors.

13. Attorney's Fees: In the event that Bank uses its own or an outside attorney to construe, interpret, or enforce any of the provisions of this Agreement or the Note or any of the documents or agreements, or takes any action in any bankruptcy, insolvency or similar proceeding affecting creditors' rights generally (including, without limitation, prosecution of a motion for relief from stay, proposal of a Chapter 11 plan, objection to a disclosure statement or a Chapter 11 or 13 plan, or objection to proposed use, sale or lease of property) the Bank shall be entitled to recover from the Borrowers and Guarantors its reasonable attorney fees and other costs incurred irrespective of whether any legal proceeding is commenced. If any legal action, arbitration or other proceeding is brought, the prevailing party shall be entitled to recover its reasonable attorney fees and other costs incurred in connection therewith, both at trial and on any appeal therefrom or petitions for review thereof. Whether or not any court action is involved, Borrower agrees to pay all reasonable attorney fees incurred by the Bank that are necessary at any time in the Bank's opinion for the protection of its interests or enforcement of its rights hereunder.

14. Cumulative Remedies; Non-Waiver. Each and every right, remedy and power hereby granted to the Bank under this Agreement or any other agreement or allowed it by law or other agreement, shall be cumulative and shall not be exclusive of any other rights, remedy and power and may be exercised concurrently, consecutively or separately by the Bank. No failure nor neglect on the part of the Bank to exercise and no delay in exercising any right, remedy or power hereunder, under any other agreement, any other document, or by law, shall in any way release or reduce Borrower's liability to the Bank hereunder or in any way reduce, condition or limit Borrower's obligations hereunder pursuant to this agreement with the Bank.

15. Creditor/Debtor Relationship. The Bank and Borrower intend that the relationship between the Bank, on the one hand, and Borrower, on the other hand, shall be solely that of creditor and debtor. Nothing contained herein or in any document referred to herein or executed or delivered in connection herewith shall be deemed or construed to create a partnership, tenancy-in-common, joint tenancy, joint venture or co-ownership by or between the Bank on the one hand and Borrower on the other hand. The Bank shall not be in any way responsible or liable for the debts, losses, obligations or duties of Borrower with respect to its

business or otherwise. All obligations to pay real property or other taxes, assessments, insurance premiums, and all other fees and charges arising from the ownership, operation, or occupancy of the business and property of Borrower and to perform all other agreements and contracts relating thereto shall be the sole responsibility of Borrower. Consistent with the terms and provisions of this Agreement and the documents referred to above, Borrower shall be free to determine and follow its own policies and practices in the conduct of its respective business.

16. Consent to Certain Communications; Waiver and Release. Borrower and the Bank acknowledge and agree that the parties may, in the sole discretion of the Bank, discuss various means for repayment of the indebtedness owing to the Bank and that such discussions may include negotiations with prospective third party lenders to Borrower, third party creditors of Borrower or potential investor in Borrower, or other third persons. Borrower hereby consents to and approves of the Bank entering into or participating in any such discussions or negotiations. Borrower agrees that, if such discussions do take place, such discussions or negotiations shall in no way obligate or commit the Bank to agree to any secured or unsecured financing, to otherwise subordinate any lien or to release any collateral, to lend any additional funds to Borrower, to extend any other form of credit to Borrower, to forebear from exercising any rights, powers and remedies of the Bank, or to provide any letters of credit or other credit support on behalf of Borrower. In addition, Borrower waives, releases and discharges any right it may have to assert any claim or contention that the Bank has made any oral or written offer, promise or commitment to cooperate with any third party lender to Borrower or third party creditor of Borrower or any other third person, to agree to any secured or unsecured financing or to otherwise subordinate any lien or to release any collateral, to lend any additional funds to Borrower or provide any other form of credit to Borrower, to forebear from exercising any rights, powers and remedies of the Bank, to provide any letters of credit or other credit support on behalf of Borrower, or to take (or refrain from taking) any other action whatsoever with respect to Borrower.

17. Reliance on Representations of Borrowers. Borrower represents and warrants to Bank that its written and oral statements of its financial position made to Bank prior to this Agreement, including but not limited to assets, liability, cash flow and its ability to make payments on the Indebtedness, were complete, accurate and dependable when made and continue to be complete, accurate and dependable as of the date hereof and that there has not been any material change in such financial position. Borrower acknowledges and agrees that Bank is entering into this Agreement, including any agreement to forgive any portion of principal or interest on the Indebtedness, in reliance on such statements of Borrower regarding its financial position. Borrower agrees that Bank may rely on such information without verification and that they waive any defense they may have as a result of Bank not doing so (although if Bank does choose to verify any of such information, Borrower consents to and approves of Bank contacting any individual or entity and acquiring any information or documents that Bank deems necessary to verify such information, in its sole discretion) and that Bank's reliance on any of such information is conclusively deemed to be reasonable. If any such representation by Borrower relating to its financial positions proves to have been false, misleading, inaccurate or incomplete when made or as of the effective date of this Agreement, such breach of warranty shall constitute a default under this Agreement and the Note and Bank may, in its sole discretion and upon notice

to Borrower, reinstate any obligation of Borrower under the Note which may have been forgiven or waived herein.

18. Advice of Counsel. Borrower and each Guarantor declare that they have been given the opportunity to be advised by counsel of their choice in connection with the execution of this Agreement and acknowledge that they are not relying on any representations or advice of the Bank or its lawyers, that they are not acting under any misrepresentation or misapprehension as to this Agreement's legal effect, and that this Agreement has not been executed under duress.

19. Construction. (a) It is understood that the rule of construction that a written agreement is construed against the party preparing or drafting such agreement shall specifically not be applicable to the interpretation of this agreement; and (b) the captions used in this Agreement are intended for convenience only and shall not in any way affect the meaning or construction of any provision of the Agreement.

20. Assignment. The Bank may assign its rights under this Agreement and under all other documents or agreements referred to herein. All the covenants, agreements, conditions and terms contained in this Agreement shall inure to the benefit of the successors and assigns of the Bank.

21. Successors and Assigns. All the covenants, agreements, conditions, and terms contained in this Agreement shall be binding upon, apply, and inure to the benefit of the successors and assigns of the respective parties hereto; provided, however, that Borrower may not make any transfer or assignment of its interest in and under the Loan Documents without the prior written consent of Bank.

22. Choice of Law; Jurisdiction. The laws of the State of Oregon shall govern the rights, liabilities, duties and responsibilities of the parties. All parties, and each of them, hereby submit themselves to the exclusive jurisdiction of the State of Oregon.

23. Recitals. ORS 42.300 provides that the truth of the facts recited in a written agreement shall not be denied by the parties. The facts, statements, and recitals provided above shall be deemed to be "recitals" as that term is used in ORS 42.300. Accordingly, the facts, statements, and recitals provided in this Agreement shall not be denied by the parties and shall be conclusively deemed to be true.

24. Counterparts. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

RELEASE

25. As additional consideration to the Bank for entering into this Agreement, Borrower and Guarantors do hereby RELEASE AND FOREVER DISCHARGE the Bank, its officers, directors, employees, agents, attorneys, successors and assigns, from any and all

liability, or claims of liability, whether known or unknown, of whatsoever nature arising out of or based in whole or in part upon any agreement, act or omission of the Bank, or of any person or entity acting, or purporting to act, on behalf of the Bank, occurring prior to the effective date of this Agreement.

UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY THE BANK AFTER OCTOBER 3, 1989 CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER'S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY THE BANK TO BE ENFORCEABLE.

BORROWER AND GUARANTORS ACKNOWLEDGE RECEIPT OF A COPY OF THIS AGREEMENT.

BANK OF THE WEST

By:________________________________
Its:________________________________

BORROWER:

LIVING ENRICHMENT CENTER PROPERTIES, L.L.C.

By: LIVING ENRICHMENT MINISTRIES,
an Oregon non-profit corporation, Member

By:________________________________
Its:________________________________

By: WATUMULL PROPERTIES CORP.,
a Hawaii corporation, Member

By:________________________________
Its:________________________________

GUARANTORS:

LIVING ENRICHMENT MINISTRIES,
an Oregon non-profit corporation

By:________________________________
Its:________________________________

WATUMULL PROPERTIES CORP.,
a Hawaii corporation

By:________________________________
Its:________________________________

EXHIBIT 4

Order No: 176550

LEGAL DESCRIPTION

PARCEL I:

A tract of land located in the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, more particularly described as follows:

Beginning at the Southwest corner of said Southeast quarter; thence Northerly along the West line of said Southeast quarter 1300 feet, more or less, to the South line of the tract described in contract to Tiano recorded June 28, 1977 under Recorder's Fee No. 77-25265; thence Easterly along the South line of said Tiano Tract a distance of 640 feet to the true point of beginning; thence continuing along the South line of said Tiano Tract, the South line of the Conway lands (Parcels I and II) described in contract recorded May 12, 1977 under Recorder's Fee No. 77-17984, the South line of the Conway Tract described in Deed recorded May 18, 1977 under Recorder's Fee No. 77-18969 and the South line of the Nickerson Lands (Parcels A and B) described in Deed recorded July 8, 1968 under Recorder's Fee No. 68-12714 to the East line of said Section 16; thence Southerly along the East line of said Section 16 to its intersection with the centerline of Graham's Ferry Road (County Road No. 13); thence Southwesterly along the centerline of said Graham's Ferry Road to its intersection with the South line of Section 16; thence Westerly along the South line of said Section 16 to the Southwest corner of that certain tract of land conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048; thence Northerly along the West line of said Norton Tract to its Northwest corner; thence Northwesterly a distance of 1089 feet, more or less, to the true point of beginning.

EXCEPTING the tract conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048, described as follows:

A parcel of land in the Southwest quarter of the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, described as follows:

Beginning at a point on the South line of said Section 16, which point is South 89°37'25" East 798.01 feet from the South quarter corner of said Section 16; thence North 07°48'05" East 239.24 feet; thence North 57°21'05" East 175.51 feet; thence South 60°34'35" East 115.63 feet; thence South 09°32' East 210.71 feet; thence South 69.22 feet to the South line of said Section 16; thence North 89°37'25" West 315.71 feet to the point of beginning.

ALSO EXCEPTING a 30-foot strip along the East line conveyed to Marie M. Coleman by Deed recorded July 29, 1890 in Book 38, Page 423, Deed records, described as follows:

Beginning at a point on the East line of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, at the Southwest corner of the Northwest quarter of the Southeast quarter of Section 16; thence South along section line of said section to a point where the County Road leading from Portland, Oregon to Graham's Ferry on the Willamette River crosses said section line; thence West 30 feet; thence North to the line between the Northeast quarter of the and the Southeast quarter of the Southeast quarter of the Southeast quarter of said Section 16; thence East 30 feet to the East line of said section and to the place beginning.

EXHIBIT 5

Recorded at the request of:

Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070

After recording return to:

Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070

MEMORANDUM OF CONTRACT OF SALE

DATED: ______ ___, 2003

BETWEEN: LIVING ENRICHMENT CENTER PROPERTIES, L.L.C., an Oregon limited liability company ("Seller")

AND: LIVING ENRICHMENT MINISTRY, an Oregon nonprofit corporation ("Purchaser")

Pursuant to a Contract of Sale dated this same date, Seller sold to Purchaser Seller's interest in that certain property in Clackamas County, Oregon, more particularly described in the attached Exhibit 1. If not earlier paid, all amounts owed under the Contract of Sale shall be due and payable on March 31, 2006. The true and actual consideration for this conveyance is Ten Million Two Hundred Fifty Thousand Dollars ($10,250,000) (US).

THIS INSTRUMENT WILL NOT ALLOW USE OF THE PROPERTY DESCRIBED IN THIS INSTRUMENT IN VIOLATION OF APPLICABLE LAND USE LAWS AND REGULATIONS. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON ACQUIRING ANY INTEREST IN OR TO THE PROPERTY SHOULD CHECK WITH THE APPROPRIATE CITY OR COUNTY PLANNING DEPARTMENT TO VERIFY APPROVED USES.

Until a change is requested, all tax statements shall be sent to the following address:

Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070

Property Tax Account No.

IN WITNESS WHEREOF, the parties have caused this memorandum to be executed as of the day and year first above written.

Seller

LIVING ENRICHMENT CENTER
PROPERTIES, L.L.C., an Oregon
limited liability company, by and
through its sole member, WATUMULL
PROPERTIES CORP., a Hawaii
Corporation

By: ___________________________
Jaidev Watumull
Its Vice President

Purchaser

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By: ___________________________

Its: ___________________________

STATE OF OREGON)
) ss:
County of Oahu)

This instrument was acknowledged before me on ________________, 2003, by Jaidev Watumull as Vice President of Watumull Properties Corp.

____
Signature of notarial officer
Title (and Rank)
My commission expires: __________

STATE OF OREGON)
) ss:
County of Multnomah)

This instrument was acknowledged before me on ________________, 2003, by ____________________ as ______________ of Living Enrichment Ministry.

____
Signature of notarial officer
Title (and Rank)
My commission expires: _________

ACKNOWLEDGMENT OF FORFEITURE AND TERMINATION OF COMMERCIAL LEASE

RECITALS:

A. Living Enrichment Center Properties, L.L.C. ("LECP"), is an Oregon limited liability company, registered with the state of Oregon on November 19, 1997. Pursuant to the Operating Agreement of LECP, made and entered into on November 19, 1997 (the "Operating Agreement"), the members of LECP were Living Enrichment Ministry, an Oregon nonprofit corporation ("LEM") and Watumull Properties Corp.. a Hawaii corporation registered to do business in Oregon ("WPC").

B. In a Commercial Lease dated December 10, 1997 between LECP, as Landlord, and LEM and Living Enrichment Institute, an Oregon nonprofit corporation ("LEI"), collectively as Tenant, LECP rented to LEM and LEI approximately 92.75 acres of land with improvements thereon in Wilsonville, Clackamas County, Oregon, as described in the Lease (the "Property"), with the portion of the property upon which the improvements are located having an address of 29500 SW Grahams Ferry Road, Wilsonville, Oregon 97070.

C. Defined terms used but not defined in this Acknowledgment of Forfeiture and Termination of Commercial Lease (the "Acknowledgment and Termination") shall have the meaning given them respectively in the Operating Agreement and the Lease.

D. LEM is in default of the Operating Agreement by virtue of the following: (i) LEM's failure to pay its capital contributions when due; (ii) LEM's failure to timely fulfill its obligations after LECP had appropriately given LEM its Put Option Notice, including but limited to LEM's failure to pay WPC the sum of Two Million Seven Hundred Fifty Thousand Dollars ($2,750,000) and LEM's failure to provide WPC with a Lender Release and a Property Release; (iii) LECP's giving of appropriate notice to LEM of the defaults specified in (i) and (ii) above and LEM's failure to cure within the appropriate time.

E. Pursuant to Section 11 of the Operating Agreement, LEM has forfeited its membership interest in LECP, including its capital account and the right to share in LECP's profits and distributions, and LEM is not entitled to receive any property distribution from LECP, including any portion of the real property and improvements thereon owned by LECP. LECP has appropriately notified LEM of such forfeiture and WPC is the sole member and owns One Hundred Percent (100%) of LECP.

F. LEM and LEI are in default of the Lease by virtue of the following: (i) The failure of LEM and LEI to pay rent and other charges when due; (ii) LECP's giving of appropriate notice to LEM and LEI of such notice of the default specified in (i) above and the failure of LEM and LEI to cure within the appropriate time..

G. Pursuant to Section 15.1 of the Lease, the Lease is terminated and LEM and LEI no longer have the right to occupy the Property.

H. Concurrently with the execution of this Agreement, LECP has agreed to sell the Property via a land sales contract to LEM.

Based on the foregoing and in consideration of the mutual covenants contained herein, the parties agree as follows:

AGREEMENT:

1. Effective March 12, 2003, LEM has forfeited it membership interest in LECP, including its capital account and the right to share in LECP's profits and distributions, and LEM is not entitled to receive any property distribution from LECP, including any portion of the real property and improvements thereon owned by LECP. LECP has appropriately notified LEM of such forfeiture and WPC is the sole member and owns of LECP One Hundred Percent (100%) of LECP.

2. Effective March 31, 2003 and pursuant to Section 15.1 of the Lease, the Lease is terminated and LEM and LEI no longer have the right to occupy the Property.

LIVING ENRICHMENT CENTER PROPERTIES,
an Oregon limited liability company, through its
sole member and 100% owner, WATUMULL
PROPERTIES CORP., a Hawaii corporation
registered to do business in Oregon

By: [signature]
Jaidev Watumull
Its Vice President

STATE OF Oregon)
) ss.
COUNTY OF Multnomah)

This instrument was acknowledged before me on the 23rd day of April, 2003 by Jaidev Watumull as Vice President of WATUMULL PROPERTIES CORP.

OFFICIAL SEAL
CYNTHIA L F REDMOND
NOTARY PUBLIC-OREGON
COMMISSION NO. 353598
MY COMMISSION EXPIRES FEB 17, 2006

[signature]
Notary Public for Oregon
My commission expires: 2/17/2006

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By: Mary M Morrissey

Its: President

STATE OF OREGON)
) ss:
County of)

This instrument was acknowledged before me on the _____ day of _____________, 2003 by _________________ as ___________________________ of LIVING ENRICHMENT MINISTRY.

____
Notary Public for Oregon
My commission expires:

LIVING ENRICHMENT INSTITUTE,
an Oregon nonprofit corporation

By: ___________________________

Its: ___________________________

STATE OF OREGON)
) ss:
County of)

This instrument was acknowledged before me on the _____ day of _____________, 2003 by _________________ as ___________________________ of LIVING ENRICHMENT INSTITUTE.

____
Notary Public for Oregon
My commission expires:

Recorded at the request of:

Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070

After recording return to:

Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070

MEMORANDUM OF CONTRACT OF SALE

DATED: ______ ___, 2003

BETWEEN: LIVING ENRICHMENT CENTER PROPERTIES, L.L.C., an Oregon limited liability company ("Seller")

AND: LIVING ENRICHMENT MINISTRY, an Oregon nonprofit corporation ("Purchaser")

Pursuant to a Contract of Sale dated this same date, Seller sold to Purchaser Seller's interest in that certain property in Clackamas County, Oregon, more particularly described in the attached Exhibit 1. If not earlier paid, all amounts owed under the Contract of Sale shall be due and payable on March 31, 2006. The true and actual consideration for this conveyance is Ten Million Two Hundred Fifty Thousand Dollars ($10,250,000) (US).

THIS INSTRUMENT WILL NOT ALLOW USE OF THE PROPERTY DESCRIBED IN THIS INSTRUMENT IN VIOLATION OF APPLICABLE LAND USE LAWS AND REGULATIONS. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON ACQUIRING ANY INTEREST IN OR TO THE PROPERTY SHOULD CHECK WITH THE APPROPRIATE CITY OR COUNTY PLANNING DEPARTMENT TO VERIFY APPROVED USES.

Until a change is requested, all tax statements shall be sent to the following address:

Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, Oregon 97070

Property Tax Account No.

IN WITNESS WHEREOF, the parties have caused this memorandum to be executed as of the day and year first above written.

Seller

LIVING ENRICHMENT CENTER PROPERTIES, L.L.C., an Oregon limited liability company, by and through its sole member, WATUMULL PROPERTIES CORP., a Hawaii Corporation

By: Jaidev Watumull
Jaidev Watumull
Its Vice President

Purchaser

LIVING ENRICHMENT MINISTRY, an Oregon nonprofit corporation.

By: Mary M. Morrissey
Its: President

 W:\WATUM\LEC\DOC\lsk memo.doc

STATE OF OREGON)
) ss:
County of Multnomah)

This instrument was acknowledged before me on 4/23/03, by Jaidev Watumull as Vice President of Watumull Properties Corp.

OFFICIAL SEAL
CYNTHIA L F REDMOND
NOTARY PUBLIC-OREGON
COMMISSION NO. 353598
MY COMMISSION EXPIRES FEB 17, 2006

Cynthia L F Redmond
Signature of notarial officer
Title (and Rank)
My commission expires: 2/17/2006

STATE OF OREGON)
) ss:
County of)

This instrument was acknowledged before me on _______________, 2003, by ___________________ as ______________ of Living Enrichment Ministry.

____
Signature of notarial officer
Title (and Rank)
My commission expires: _________

EXHIBIT 4(b)

ROSE, SENDERS AND BOVARNICK, LLP

Steven M. Rose*
srose@rsblaw.net
Richard D. Senders*
rsenders@rsblaw.net

*Also Admitted In Washington

ATTORNEYS AT LAW
1205 NW 25th Avenue
Portland, OR 97210

Telephone: (503) 227-2486
Fax: (503) 227-4172

Paul S. Bovarnick**
pbovarnick@rsblaw.net
(Of Counsel)
Philip S. Bentley
pbentley@rsblaw.net
**Also Admitted In Montana and Washington

August 26, 2003

VIA FIRST CLASS MAIL and VIA FACSIMILE (503) 682-4296

Mary Morrissey
Living Enrichment Ministry
29500 SW Grahams Ferry Road
Wilsonville, OR 97070

RECEIVED
AUG 2 6 2003
[illegible] & KNIGHT LLP

Re: Living Enrichment Center Properties, L.L.C. ("LECP")/Living Enrichment Ministry ("LEM") Contract of Sale (the "Contract")

Dear Mary:

This letter confirms that LECP will forbear from enforcing its remedies under the Contract if LEM makes payments on the following schedule:

Original Payment Due Date	Extended Payment Date
$59,920 due on July 31, 2003	$59,920 due on September 15, 2003
$59,920 due on August 31, 2003	$59,920 due on October 15, 2003
$59,920 due on September 30, 2003	$59,920 due on November 15, 2003
$59,920 due on October 31, 2003	$59,920 due on December 15, 2003
$59,920 due on November 30, 2003	$59,920 due on December 15, 2003.

In addition, LECP will forbear from enforcing its remedies under the Contract if LEM pays LECP the sum of $33,305 on or before December 15, 2003, consisting of $24,248.00 owed under Section 1.2.5 of the Contract, $6,557.00 due under the Notice of Default for late charges and certain costs, and $2,500 for LECP's additional attorney fees.

Payment means the actual receipt of the sum due in the offices of Rose, Senders and Bovarnick, LLP, 1205 NW 25th Avenue, Portland, Oregon 97210, attention Steve Rose.

LECP's forbearance is conditioned upon LEM's full, complete and timely payments as specified above. If LEM fails to fully and timely make each of the above payments, LECP shall have no obligation to further forebear and shall have the right to immediately enforce its remedies under the Contract.

TIME IS OF THE ESSENCE. However, LECP's above agreement to forebear and LECP's acceptance of the above payments shall not constitute a waiver of LECP's right to enforce the Contract or shall not estop LECP from doing so. The monthly payment due on December 31, 2003 and all monthly payments thereafter shall be due as specified in the Contract.

Very truly yours,

Steven M. Rose

c: LECP (via e-mail)
David A. Koempel (via fax 503-241-8014)

W:\WATUM\LEC\CORRES\lem.015.wpd

ASSIGNMENT AND ASSUMPTION OF CONTRACT OF SALE

DATED: July 1, 2003

AMONG: LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation
29500 S.W. Grahams Ferry Road
Wilsonville, Oregon 97070
Facsimile No.: (503) 682-5683 ("Assignor")

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company
29500 S.W. Grahams Ferry Road
Wilsonville, Oregon 97070
Facsimile No.: (503) 682-5683 ("Assignee")

LIVING ENRICHMENT CENTER PROPERTIES, LLC,
an Oregon limited liability company
c/o Watumull Properties Corporation
307 Lewers Street, Suite 600
Honolulu, Hawaii 96815
Facsimile No.: (808) 971-8824 ("Seller")

Recitals

A. Seller is the owner of certain real property located in the city of Wilsonville, Clackamas County, Oregon, as more particularly described on Exhibit 1 attached hereto and incorporated herein, together with all improvements located thereon and certain related personal property as more particularly described on Exhibit 2 attached hereto and incorporated herein (such real property, improvements and personal property collectively referred to as the "Property").

B. Assignor entered into that certain Contract of Sale with Seller, dated March 31, 2003 (the "Contract of Sale"), pursuant to which Assignor purchased from Seller and Seller sold to Assignor the Property for the purchase price and on and subject to the terms and conditions set forth in the Contract of Sale, a copy of which is attached hereto as Exhibit 3.

C. Assignor has formed Assignee and is the manager of Assignee.

D. Assignor desires to assign its interests in and under the Contract of Sale to Assignee, and Assignee is willing to accept such assignment and to assume all of Assignor's rights and obligations under the Contract of Sale.

Agreement

Therefore, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor hereby assigns, transfers, and conveys to Assignee all of its right, title, and interest in and under the Contract of Sale, and Assignee hereby accepts such assignment, including but not limited to all of Assignor's rights to and interest in the Property, and assumes all of Assignor's obligations under the Contract of Sale and agrees to perform and discharge such obligations in accordance with the terms and conditions set forth in the Contract of Sale.

Dated as of the date first set forth above.

ASSIGNOR:

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By:________________________
Bob I. Cantrell, Chief Financial Officer

ASSIGNEE:

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company,

By: Living Enrichment Ministry,
an Oregon nonprofit corporation, its Manager

By:________________________
Bob I. Cantrell, Chief Financial Officer

[Consent to assignment on the next page.]

CONSENT:

The undersigned hereby consents to the above Assignment and Assumption of Contract of Sale as of the date first set forth above.

LIVING ENRICHMENT CENTER PROPERTIES, LLC,
an Oregon limited liability company,

By: Watumull Properties Corporation,
a Hawaii corporation, its Sole Member

By:______________________________
Jaidev Watumull, Vice-President

EXHIBIT 1

LEGAL DESCRIPTION

PARCEL I:

A tract of land located in the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, more particularly described as follows:

Beginning at the Southwest corner of said Southeast quarter; thence Northerly along the West line of said Southeast quarter 1300 feet, more or less, to the South line of the tract described in contract to Tiano recorded June 28, 1977 under Recorder's Fee No. 77-25265; thence Easterly along the South line of said Tiano Tract a distance of 640 feet to the true point of beginning; thence continuing along the South line of said Tiano Tract, the South line of the Conway lands (Parcels I and II) described in contract recorded May 12, 1977 under Recorder's Fee No. 77-17984, the South line of the Conway Tract described in Deed recorded May 18, 1977 under Recorder's Fee No. 77-18969 and the South line of the Nickerson Lands (Parcels A and B) described in Deed recorded July 8, 1968 under Recorder's Fee No. 68-12714 to the East line of said Section 16; thence Southerly along the East line of said Section 16 to its intersection with the centerline of Graham's Ferry Road (County Road No. 13); thence Southwesterly along the centerline of said Graham's Ferry Road to its intersection with the South line of Section 16; thence Westerly along the South line of said Section 16 to the Southwest corner of that certain tract of land conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048; thence Northerly along the West line of said Norton Tract to its Northwest corner; thence Northwesterly a distance of 1089 feet, more or less, to the true point of beginning.

EXCEPTING the tract conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048, described as follows:

A parcel of land in the Southwest quarter of the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, described as follows:

Beginning at a point on the South line of said Section 16, which point is South 89°37'25" East 798.01 feet from the South quarter corner of said Section 16; thence North 07°48'05" East 239.24 feet; thence North 57°21'05" East 175.51 feet; thence South 60°34'35" East 115.63 feet; thence South 09°32' East 210.71 feet; thence South 69.22 feet to the South line of said Section 16; thence North 89°37'25" West 315.71 feet to the point of beginning.

ALSO EXCEPTING a 30-foot strip along the East line conveyed to Marie M. Coleman by Deed recorded July 29, 1890 in Book 38, Page 423, Deed records, described as follows:

Beginning at a point on the East line of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, at the Southwest corner of the Northwest quarter of the Southeast quarter of Section 16; thence South along section line of said section to a point where the County Road leading from Portland, Oregon to Graham's Ferry on the Willamette River crosses said section line; thence West 30 feet; thence North to the line between the Northeast quarter of the and the Southeast quarter of the Southeast quarter of the Southeast quarter of said Section 16; thence East 30 feet to the East line of said section and to the place beginning.

LEGAL DESCRIPTION

PARCEL II:

A tract of land in the Southwest quarter of Section 15 and the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, described as follows:

BEGINNING at a point which is North 54°11'40" East 85.02 feet from the section corner common to Sections 15, 16, 21 and 22, Township 3 South, Range 1 West of the Willamette Meridian; thence North 66°40'15" West 322.66 feet; thence North 46°47'23" West 256.51 feet to a point in the East line of Graham Ferry Road (Bell Road); thence along said East line on the arc of a curve left, having a radius of 2,894.79 feet and a central angle of 7°02'29", the long chord bears North 40°06'46" East 355.55 feet, an arc distance of 355.76 feet; thence North 36°35'31" East 578.81 feet, more or less, to the beginning of a curve to the left; thence on the arc of a curve left, having a radius of 1,175.92 feet and a central angle of 20°47'40", the long chord bears North 26°11'41" East 424.44 feet, an arc length of 426.77 feet; thence North 15°47'51" East 199.43 feet; thence leaving said road East 804.75 feet; thence South 0°26'38" East 603.74 feet; thence South 1°09'10" West 743.76 feet; thence South 74°03'51" West 266.67 feet; thence South 73°40'12" West 969.32 feet to the point of beginning.

STATE OF OREGON 97-097495
CLACKAMAS COUNTY
Received and placed in the public
records of Clackamas County
RECEIPT# AND FEE: 64887 $90.00
DATE AND TIME: 12/15/97 09:08 AM
JOHN KAUFFMAN, COUNTY CLERK

EXHIBIT 2

Description of Personal Property

All tangible personal property now located at the real property described on Exhibit 1 attached hereto, except for the following:

1. All personal property owned by Living Bookends, Inc., and located in the bookstore on the premises, including without limitation, shelving, furniture, and book inventory;

2. Personal property owned by Living Enrichment Institute consisting of cabin furnishings and office furniture;

3. All audio and video equipment and supplies; and

4. All personal property located in the main sanctuary, including without limitation, piano, chairs, and podium.

EXHIBIT 3

(Copy of Contract of Sale)

POR1 #164481 v3

COMMERCIAL LEASE

Date:	July 1, 2003	
Between:	LIVING ENRICHMENT CENTER CAMPUS, LLC, an Oregon limited liability company 29500 S.W. Grahams Ferry Road Wilsonville, Oregon 97070 Facsimile No.: (503) 682-5683	("Landlord")
And:	LIVING ENRICHMENT MINISTRY, an Oregon nonprofit corporation 29500 S.W. Grahams Ferry Road Wilsonville, Oregon 97070 Facsimile No.: (503) 682-5683	("Tenant")

WHEREAS, Tenant possesses an interest in certain real property located in Wilsonville, Clackamas County, Oregon, as more particularly described on <u>Exhibit 1</u> attached hereto, together with all improvements thereon and certain related personal property as more particularly described on <u>Exhibit 2</u> attached hereto (such real property, improvements and personal property collectively referred to as the "Property"), which interest is a buyer's interest under a Contract of Sale between Tenant and Living Enrichment Center Properties, LLC (the "Seller"), dated March 31, 2003 (the "Contract of Sale");

WHEREAS, Tenant has assigned its buyer's interest in the Property to Landlord by an Assignment and Assumption of Contract of Sale among Landlord, Tenant and Seller dated July 1, 2003 (the "Assignment"); and

WHEREAS, Tenant desires to lease the Property from Landlord.

NOW THEREFORE, Landlord leases to Tenant, and Tenant leases from Landlord, the Property on the terms and conditions set forth in this net lease agreement (this "Lease").

Section 1. Original Term. The term of this Lease shall be thirty (30) years, commencing on July 1, 2003 (the "Commencement Date"), and continuing through June 30, 2033, unless sooner terminated as hereinafter provided.

Section 2. Possession. Tenant's right to possession and obligations under the Lease shall commence on the Commencement Date.

Section 3. Rent.

3.1 Base Rent. Commencing on the Commencement Date, Tenant shall pay to Landlord base rent in the amount of $94,000 per month. Rent shall be payable on the last day of each month at such place as may be designated by Landlord.

3.2 Additional Rent. All taxes, insurance costs, utility charges and any other sum that Tenant is required to pay to Landlord or third parties under this Lease shall be additional rent.

3.3 Security Deposit. Tenant shall pay to Landlord on July 31, 2003, a Security Deposit in the amount of $110,000, which Security Deposit shall be refundable to Tenant at the end of the Term except as otherwise provided in this Lease.

Section 4. Use of the Property.

4.1 Permitted Use. The Property may be used for any lawful purpose.

4.2 Restrictions on Use. In connection with the use of the Property, Tenant shall conform to all applicable laws and regulations of any public authority affecting the Property and the use thereof, and correct at Tenant's own expense any failure of compliance, including without limitation any structural changes necessary to effect such compliance.

4.3 Hazardous Substances.

(1) As used herein, the term "Hazardous Substances" means any hazardous material; toxic, radioactive, infectious, or dangerous substance; hazardous or solid waste; hazardous substance; pollutant or contaminant; or other product that is now or hereafter considered to be potentially injurious to the public health, or to the environment or which is or becomes regulated under any federal, state, or local statute, rule, regulation, or ordinance pertaining to environmental protection, environmental contamination or cleanup, or to the protection or human or animal health or safety. Tenant hereby waives, releases, acquits, and forever discharges Landlord, its employees or agents, or any person acting on behalf of Landlord of and from any and all claims, actions, causes of action, damages, costs, expenses, or compensation whatsoever, direct or indirect, known or unknown, foreseen or unforeseen, which Tenant now has or which may arise in the future on account of or in any way growing out of or in connection with any physical characteristics or existing conditions including, without limitation, surface conditions and any hazardous materials, wastes, or substances on, under, adjacent to, or related to the Property.

(2) Tenant shall not cause or permit any Hazardous Substance to be spilled, leaked, disposed of, or otherwise released on or under the Property. Tenant may use or otherwise handle on the Property only those Hazardous Substances typically used or sold in the prudent and safe operation of Tenant's business. Tenant may store such Hazardous Substances on the Property only in quantities necessary to satisfy Tenant's reasonably anticipated needs. Tenant shall comply with all Environmental Laws and exercise the highest degree of care in the use, handling, and storage of Hazardous Substances and shall take all practicable measures to minimize the quantity and toxicity of Hazardous Substances used, handled, or stored on the Property. Upon the expiration or termination of this Lease, Tenant shall remove all Hazardous Substances from the Property. The term Environmental Law shall mean any federal, state, or local statute, regulation, or ordinance or any judicial or other governmental order pertaining to the protection of health, safety or the environment.

(3) Tenant agrees to indemnify, defend by counsel acceptable to Landlord, and hold harmless Landlord, its members, subsidiaries, affiliates, successors, and assigns and their respective directors, officers, employees, shareholders, representatives, and agents (hereinafter referred to collectively as "Landlord") from and against and in respect of any and all claims, damages (including, without limitation, diminution in value), losses, liabilities and expenses, lawsuits, deficiencies, interest, penalties, attorneys' fees, and all amounts paid in defense or settlement of the foregoing whether or not arising out of third-party claims, which may be imposed upon or incurred by Landlord or asserted against Landlord by any other party or parties (including Governmental Entities), in connection with any environmental conditions of the Property or the remediation of any environmental conditions (whether now known or hereafter discovered), or any noncompliance with any Environmental Law arising out of, resulting from, or attributable to, the assets, business, or operations of tenant at the Premises, and resulting from the condition of the Premises prior to this Lease, including but not limited to any claims, expenses, losses, liabilities, etc. resulting from the alleged exposure of any person to an environmental condition, regardless of whether such Environmental Conditions or exposure resulted from activities of Tenant or Tenant's agents, representatives, employees, or independent contractors, or from Landlord. Tenant's obligations hereunder shall exist regardless of whether Landlord is alleged or held to be strictly or jointly and severally liable.

(4) The provisions in this Section 4.3 shall survive, and remain in full force and effect after, the date of execution of this Lease and termination of the Lease term.

Section 5. Repairs and Maintenance.

5.1 Landlord's Obligations. Landlord shall be under no obligation to make or perform any repairs, maintenance, replacements, alterations, or improvements on the Property.

5.2 Tenant's Obligations. Tenant, at its expense, shall keep the Property (including without limitation the foundation, pavement, utilities, roof, and exterior windows and paint) in as good of repair, operating condition, working order, and appearance as exists on the first day of the term of this Lease, reasonable wear and tear excepted.

5.3 Reimbursement for Repairs Assumed. If Tenant fails or refuses to make repairs that are required by this Section 5, Landlord may make the repairs and charge the actual costs of repairs to Tenant. Such expenditures by Landlord shall be reimbursed by Tenant on demand together with interest at the rate of 10% per annum from the date of expenditure by Landlord. Except in an emergency creating an immediate risk of personal injury or property damage, Landlord shall not perform repairs which are the obligation of Tenant and charge Tenant for the resulting expense unless at least 30 days before work is commenced, and Tenant is given notice in writing outlining with reasonable particularity the repairs required, and Tenant fails within that time to initiate such repairs in good faith. Tenant shall have no right to an abatement of rent nor any claim against Landlord for any inconvenience or disturbance resulting from Landlord's activities pursuant to this provision.

5.4 Inspection of Property. Landlord shall have the right to inspect the Property at any reasonable time or times to determine the necessity of repair.

Section 6. Alterations.

6.1 Alterations Permitted. Subject to this Section 6, Tenant may make improvements and alterations on the Property of any kind so long as Tenant does not commit waste of the Property, does not impair the interest of Landlord, and does not result in the placing of a lien on the Property. All alterations shall be made in a good and workmanlike manner, and in compliance with applicable laws and building codes. As used herein, "alterations" includes the installation of computer and telecommunications wiring, cables, and conduit.

6.2 Ownership and Removal of Alterations. All improvements and alterations performed on the Property by either Landlord or Tenant shall be the property of Landlord when installed unless the parties agree in writing otherwise. Improvements and alterations installed by Tenant shall, at Landlord's option, be removed by Tenant and the Property restored unless the parties agree in writing otherwise.

Section 7. Insurance.

7.1 Insurance Required. Tenant shall keep the Property insured at Tenant's expense against fire and other risks covered by a standard fire insurance policy with an endorsement for extended coverage, with endorsements for replacement cost, inflation adjustment, malicious mischief, and sprinkler damage coverage, all in amounts not less than the full replacement cost of all Improvements, without reduction for co-insurance, as well as earthquake coverage if required by Landlord. Landlord shall be named as an additional insured and Landlord's Lender (as defined in Section 3.1 hereof) shall be named as a co-payee. Tenant shall also bear the expense of any insurance insuring the personal property of Tenant on the Property against such risks.

7.2 Waiver of Subrogation. Neither party shall be liable to the other (or to the other's successors or assigns) for any loss or damage caused by fire or any of the risks enumerated in a standard fire insurance policy with an extended coverage endorsement, and in the event of insured loss, neither party's insurance company shall have a subrogated claim against the other. This waiver shall be valid only if the insurance policy in question expressly permits waiver of subrogation or if the insurance company agrees in writing that such a waiver will not affect coverage under the policies. Each party agrees to use best efforts to obtain such an agreement from its insurer if the policy does not expressly permit a waiver of subrogation.

Section 8. Taxes; Utilities.

8.1 Property Taxes. Tenant shall pay as due all taxes on its personal property located on the Property. Tenant shall pay as due all real property taxes and special assessments levied against the Property. As used herein, real property taxes includes any fee or charge relating to the ownership, use, or rental of the Property, other than taxes on the net income of Landlord or Tenant.

8.2 Special Assessments. If an assessment for a public improvement is made against the Property, Landlord shall, at Tenant's request, elect to cause such assessment to be paid in installments, in which case all of the installments payable with respect to the Lease term shall be treated the same as general real property taxes for purposes of Section 8.1. If payment of the installments extends beyond the expiration of the Lease term, Tenant shall pay them in full six months prior to the expiration date of the Lease term.

8.3 Contest of Taxes. Tenant shall be permitted to contest the amount of any tax or assessment as long as such contest is conducted in a manner that does not cause any risk that Landlord's interest in the Property will be foreclosed for nonpayment. Landlord shall cooperate in any reasonable manner with such contest by Tenant.

8.4 Proration of Taxes. Tenant's share of real property taxes and assessments for the years in which this Lease commences or terminates shall be prorated based on the portion of the tax year that this Lease is in effect.

8.5 New Charges or Fees. If a new charge or fee relating to the ownership or use of the Property or the receipt of rental therefrom or in lieu of property taxes is assessed or imposed, then, to the extent permitted by law, Tenant shall pay such charge or fee. Tenant, however, shall have no obligation to pay any income, profits, or franchise tax levied on the net income derived by Landlord from this Lease.

8.6 Tax Reduction Due to Tenant's Tax-Exempt Status. The rentals payable by Tenant under this Lease have been set to reflect the savings which will result from exemption from taxation for which the Property may qualify pursuant to ORS 307.112 as a result of Tenant's occupancy and use thereof. Tenant shall pursue obtaining such real property tax exemption at its sole cost and expense. Landlord shall cooperate with Tenant's efforts.

8.7 Payment of Utilities Charges. Tenant shall pay when due all charges for services and utilities incurred in connection with the use, occupancy, operation, and maintenance of the Property, including (but not limited to) charges for fuel, water, gas, electricity, sewage disposal, power, refrigeration, air conditioning, telephone, and janitorial services. If any utility services are provided by or through Landlord, charges to Tenant shall be comparable with prevailing rates for comparable services. If the charges are not separately metered or stated, Landlord shall apportion the charges on an equitable basis, and Tenant shall pay its apportioned share on demand.

Section 9. Damage and Destruction. If the Property is damaged, the Property shall be repaired by Tenant at Tenant's expense. All insurance proceeds shall be paid to Landlord, who shall make them available to Tenant to fund the repair. Landlord may impose reasonable disbursement procedures designed to ensure that the repair is property accomplished and that no liens are filed as a result thereof. Repairs shall be accomplished with all reasonable dispatch subject to interruptions and delays from labor disputes and matters beyond the control of Tenant. Rent shall not be abated during the repair of any damage even if the Property are untenantable.

Section 10. Eminent Domain.

10.1 Partial Taking. If a portion of the Property is condemned and Section 10.2 does not apply, the Lease shall continue on the following terms:

(1) Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation, except as set forth in subsection (2) below.

(2) Tenant shall proceed as soon as reasonably possible to make such repairs and alterations to the Property as are necessary to restore the remaining Property to a condition as comparable as reasonably practicable to that existing at the time of the condemnation. Landlord shall make the condemnation proceeds available to Tenant to the extent necessary to make such repairs and shall retain as its sole property the remainder of any condemnation proceeds.

(3) After the date on which title vests in the condemning authority or an earlier date on which alterations or repairs are commenced by Tenant to restore the balance of the Property in anticipation of taking, the rent shall be reduced in proportion to the reduction in value of the Property as an economic unit on account of the partial taking.

10.2 Total Taking. If a condemning authority takes all of the Property or a portion sufficient to render the remaining premises reasonably unsuitable for the use that Tenant was then making of the Property, the Lease shall terminate as of the date the title vests in the condemning authorities. The condemnation proceeds shall first be applied to pay off indebtedness owed to the Lender secured by a first priority trust deed on the Property. Landlord shall be entitled to all of the remaining proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation.

10.3 Sale in Lieu of Condemnation. Sale of all or part of the Property to a purchaser with the power of eminent domain in the face of a threat or probability of the exercise of the power shall be treated for the purposes of this Section 10 as a taking by condemnation.

Section 11. Liability and Indemnity.

11.1 Liens.

(1) Tenant shall pay as due all claims for work done on and for services rendered or material furnished to the Property, and shall keep the Property free from any liens. If Tenant fails to pay any such claims or to discharge any lien, Landlord may do so and collect the cost as additional rent. Any amount so added shall bear interest at the rate of 10% per annum from the date expended by Landlord and shall be payable on demand. Such action by Landlord shall not constitute a waiver of any right or remedy which Landlord may have on account of Tenant's default.

(2) Tenant may withhold payment of any claim in connection with a good-faith dispute over the obligation to pay, as long as Landlord's property interests are not jeopardized. If a lien is filed as a result of nonpayment, Tenant shall, within 10 days after knowledge of the filing, secure the discharge of the lien or deposit with Landlord cash or sufficient corporate surety bond or other surety satisfactory to Landlord in an amount sufficient to discharge the lien plus any costs, attorney fees, and other charges that could accrue as a result of a foreclosure or sale under the lien.

11.2 Indemnification. Tenant shall indemnify and defend Landlord from any claim, loss, or liability arising out of or related to any activity of Tenant on the Property or any condition of the Property in the possession or under the control of Tenant, including any such claim, loss, or liability that may be caused or contributed to in whole or in part by Landlord's own negligence or, although expressly not required by Landlord, its failure to effect any repair or maintenance required by this Lease. Landlord shall have no liability to Tenant for any injury, loss, or damage caused by third parties, or by any condition of the Property.

11.3 Liability Insurance. Before going into possession of the Property, Tenant shall procure and thereafter during the term of this Lease shall continue to carry at Tenant's cost the following insurance issued by a responsible company: commercial general liability insurance (occurrence version) with coverage for bodily injury and property damage liability, personal and advertising injury liability, and medical payment with a general aggregate limit of not less than $2,000,000 and a per occurrence limit of not less than $1,000,000. Such insurance shall cover all risks arising directly or indirectly out of Tenant's activities on or any condition of the Property whether or not related to an occurrence caused or contributed to by Landlord's negligence. Such insurance shall protect Tenant against the claims of Landlord on account of the obligations assumed by Tenant under Section 11.2, and shall name Landlord as an additional insured. Certificates evidencing such insurance and bearing endorsements requiring 10 days' written notice to Landlord prior to any change or cancellation shall be furnished to Landlord prior to Tenant's occupancy of the Property.

Section 12. Quiet Enjoyment; Contract of Sale.

12.1 Landlord's Warranty. Landlord warrants that it is the owner of an interest in, and has the right to Lease to Tenant, the Property pursuant to rights assigned to Landlord under the Assignment. Landlord will defend Tenant's right to quiet enjoyment of the Property from the lawful claims of all persons during the Lease term.

12.2 Contract of Sale. The Property is subject to the terms and conditions of the Contract of Sale as assigned to Landlord pursuant to the Assignment. This Lease is conditioned on the consent of the Seller and upon the Seller's agreement that the rights of Tenant under the Lease will be recognized so that, in the event of a foreclosure of the Contract of Sale, this Lease will remain in effect according to its terms and Tenant's possession will not be disturbed as long as Tenant is in compliance with this Lease.

12.3 Estoppel Certificate. Either party will, within 20 days after notice from the other, execute and deliver to the other party a certificate stating whether or not this Lease has been modified and is in full force and effect and specifying any modifications or alleged breaches by the other party. The certificate shall also state the amount of monthly base rent, the dates to which rent has been paid in advance, and the amount of any security deposit or prepaid rent. Failure to deliver the certificate within the specified time shall be conclusive upon the party from whom the certificate was requested that the Lease is in full force and effect and has not been modified except as represented in the notice requesting the certificate.

Section 13. Assignment and Subletting.

No part of the Property may be assigned, mortgaged, or subleased, nor may a right of use of any portion of the property be conferred on any third person by any other means, without the prior written consent of Landlord. No consent in one instance shall prevent the provision from applying to a subsequent instance. Landlord shall consent to a transaction covered by this provision when withholding such consent would be unreasonable in the circumstances. Landlord may withhold consent to a proposed assignment or sublease to a party who has less financial strength than does Tenant. No consent given by Landlord shall release Tenant from liability under this Lease.

Section 14. Default.

The following shall be events of default:

14.1 Payment Default. Failure of Tenant to pay any rent or other charge due under this Lease within twenty (20) days after written notice that it was not received when due.

14.2 Default in Other Covenants. Failure of Tenant to comply with any term or condition or fulfill any obligation of the Lease (other than the payment of rent or other charges) within 30 days after written notice by Landlord specifying the nature of the default with reasonable particularity. If the default is of such a nature that it cannot be completely remedied within the 30-day period, this provision shall be complied with if Tenant begins correction of the default within the 30-day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable.

14.3 Insolvency Defaults. An assignment by Tenant for the benefit of creditors; the filing by Tenant of a voluntary petition in bankruptcy; an adjudication that Tenant is bankrupt or the appointment of a receiver of the properties of Tenant; the filing of any involuntary petition of bankruptcy and failure of Tenant to secure a dismissal of the petition within 30 days after filing; attachment of or the levying of execution on the leasehold interest and failure of Tenant to secure discharge of the attachment or release of the levy of execution within 10 days shall constitute a default. If Tenant consists of two or more individuals or business entities, the events of default specified in this Section 14.3 shall apply to each individual or entity unless within 10 days after an event of default occurs, the remaining individual or entity produce evidence satisfactory to Landlord that they have unconditionally acquired the interest of the one causing the default. If the Lease has been assigned, the events of default so specified shall apply only with respect to the party then exercising the rights of Tenant under the Lease.

14.4 Abandonment. Failure of Tenant for 15 days or more to occupy the Property for one or more of the purposes permitted under this Lease, unless such failure is excused under other provisions of this Lease.

Section 15. Remedies on Default.

15.1 Termination. Upon the occurrence of an event of default, the Lease may be terminated at the option of Landlord by written notice to Tenant (a "Default"). Whether or not the Lease is terminated by the election of Landlord or otherwise, Landlord shall be entitled to recover damages from Tenant for the default, and Landlord may reenter, take possession of the Property, and remove any persons or property by legal action or by self-help with the use of reasonable force and without liability for damages and without having accepted a surrender.

15.2 Reletting. Following reentry or abandonment, Landlord may relet the Property and in that connection may make any suitable alterations or refurbish the Property, or both, or change the character or use of the Property, but Landlord shall not be required to relet for any use or purpose other than that specified in the Lease or which Landlord may reasonably consider injurious to the Property, or to any tenant that Landlord may reasonably consider objectionable. Landlord may relet all or part of the Property, alone or in conjunction with other properties, for a term longer or shorter than the term of this Lease, upon any reasonable terms and conditions, including the granting of some rent-free occupancy or other rent concession.

15.3 Damages. In the event of a Default or retaking of possession following default, Landlord shall be entitled to recover immediately, without waiting until the due date of any future rent or until the date fixed for expiration of the Lease term, the following amounts as damages:

(1) The loss of rental from the date of default until a new tenant is, or with the exercise of reasonable efforts could have been, secured and paying out.

(2) The reasonable costs of reentry and reletting including without limitation the cost of any cleanup, refurbishing, removal of Tenant's property and fixtures, costs incurred under Section 15.5, or any other expense occasioned by Tenant's default including but not limited to, any repair costs, attorney fees, court costs, broker commissions, and advertising costs.

(3) Any excess of the value of the rent and all of Tenant's other obligations under this Lease over the reasonable expected return from the Property for the period commencing on the earlier of the date of trial or the date the Property are relet, and continuing through the end of the term. The present value of future amounts will be computed using a discount rate equal to the prime loan rate of U.S. Bank of Oregon in effect on the date of trial.

(4) Landlord shall attempt to mitigate its damages as required under Oregon law.

15.4 Right to Sue More than Once. Landlord may sue periodically to recover damages during the period corresponding to the remainder of the Lease term, and no action for damages shall bar a later action for damages subsequently accruing.

15.5 Landlord's Right to Cure Defaults. If Tenant fails to perform any obligation under this Lease, Landlord shall have the option to do so after 30 days' written notice to Tenant. All of Landlord's expenditures to correct the default shall be reimbursed by Tenant on demand with interest at the rate of 10% annum from the date of expenditure by Landlord. Such action by Landlord shall not waive any other remedies available to Landlord because of the default.

15.6 Remedies Cumulative. The foregoing remedies shall be in addition to and shall not exclude any other remedy available to Landlord under applicable law.

Section 16. Surrender at Expiration.

16.1 Condition of Property. Upon expiration of the Lease term or earlier termination on account of default, Tenant shall deliver all keys to Landlord and surrender the Property in as good of condition as at the commencement of the term, reasonable wear and tear excepted. Alterations constructed by Tenant shall not be removed or restored to the original condition unless the parties have agreed otherwise. Depreciation and wear from ordinary use for the purpose for which the Property are leased shall be excepted but repairs for which Tenant is responsible shall be completed to the latest practical date prior to such surrender. Tenant's obligations under this section shall be subordinate to the provisions of Section 9 relating to destruction.

16.2 Fixtures.

(1) All fixtures placed upon the Property during the term, other than Tenant's trade fixtures, shall become the property of Landlord, unless the parties have agreed otherwise. Upon expiration of this Lease, if Landlord so elects, Tenant shall remove any or all fixtures that would otherwise remain the property of Landlord, and shall repair any physical damage resulting from the removal. If Tenant fails to remove such fixtures, Landlord may do so and charge the cost to Tenant with interest at the legal rate from the date of expenditure.

(2) Prior to expiration or other termination of the Lease term Tenant shall remove all furnishings, furniture, and trade fixtures that remain its property. If Tenant fails to do so, this shall be an abandonment of the property, and Landlord may retain the property and all rights of Tenant with respect to it shall cease or, by notice in writing given to Tenant within 30 days after removal was required, Landlord may elect to hold Tenant to its obligation of removal. If Landlord elects to require Tenant to remove, Landlord may effect a removal and place the property in public storage for Tenant's account. Tenant shall be liable to Landlord for the cost of removal, transportation to storage, and storage, with interest at the legal rate on all such expenses from the date of expenditure by Landlord.

16.3 Holdover.

(1) If Tenant does not vacate the Property at the time required, Landlord shall have the option to treat Tenant as a tenant from month to month, subject to all of the provisions of this Lease except the term shall be month-to-month and base rent shall be 150% of the base rent set forth herein, or to eject Tenant from the Property and recover damages caused by wrongful holdover. Failure of Tenant to remove furniture, furnishings, or trade fixtures that Tenant is required to remove under this Lease shall constitute a failure to vacate to which this section shall apply if the property not removed will substantially interfere with occupancy of the Property by another tenant or with occupancy by Landlord for any purpose including preparation for a new tenant.

(2) If a month-to-month tenancy results from a holdover by Tenant under this Section 16.3, the tenancy shall be terminable at the end of any monthly rental period on written notice from Landlord given not less than 30 days prior to the termination date which shall be specified in the notice. Tenant waives any notice that would otherwise be provided by law with respect to a month-to-month tenancy.

Section 17. Miscellaneous.

17.1 Nonwaiver. Waiver by either party of strict performance of any provision of this Lease shall not be a waiver of or prejudice the party's right to require strict performance of the same provision in the future or of any other provision.

17.2 Attorney Fees. If Landlord retains an attorney to enforce any provision of this Lease due to a breach by Tenant, Tenant shall pay Landlord's attorney fees upon demand as additional rent as part of the next monthly rental payment. If suit or action is instituted by Landlord in connection with any controversy arising out of this Lease, Landlord shall be entitled to recover, in addition to costs and all related expenses, such sum as the court may adjudge reasonable as attorney fees at trial, on petition for review, on appeal, in any administrative proceeding, and in any bankruptcy proceeding and appeal therefrom.

17.3 Notices. All notices and communications in connection with this Lease shall be given in writing and shall be transmitted by certified or registered mail, return receipt requested, or by facsimile transmission to the appropriate party at the address or fax number first set forth above. Any notice so given shall be deemed effective four days after the date it is placed in the United States mail, postage prepaid, or on the date of confirmed fax transmission. Either party may, by written notice, designate a different address or fax number for purposes of this Lease.

17.4 Succession. Subject to the above-stated limitations on transfer of Tenant's interest, this Lease shall be binding on and inure to the benefit of the parties and their respective successors and assigns.

17.5 Recordation. Landlord shall execute and acknowledge a memorandum of this Lease in a form suitable for recording, and Tenant may record the memorandum.

17.6 Entry for Inspection. Landlord shall have the right to enter upon the Property at any time to determine Tenant's compliance with this Lease, to make necessary repairs to the building or to the Property, or to show the Property to any prospective tenant or purchaser, and in addition shall have the right, at any time during the last two months of the term of this Lease, to place and maintain upon the Property notices for leasing or selling of the Property.

17.7 Interest on Rent and Other Charges. Any rent or other payment required of Tenant by this Lease shall, if not paid within 10 days after it is due, bear interest at the rate of 10% per annum (but not in any event at a rate greater than the maximum rate of interest permitted by law) from the due date until paid. In addition, if Tenant fails to make any rent or other payment required by this Lease to be paid to Landlord within 15 days after it is due, Landlord may elect to impose a late charge of five cents per dollar of the overdue payment to reimburse Landlord for the costs of collecting the overdue payment. Tenant shall pay the late charge upon demand by Landlord. Landlord may levy and collect a late charge in addition to all other remedies available for Tenant's default, and collection of a late charge shall not waive the breach caused by the late payment.

17.8 Proration of Rent. In the event of commencement or termination of this Lease at a time other than the beginning or end of one of the specified rental periods, then the rent shall be prorated as of the date of commencement or termination and in the event of termination for reasons other than default, all prepaid rent shall be refunded to Tenant or paid on its account.

Section 18. Arbitration. Any claim, controversy, or dispute between the parties arising out of or relating to this Lease, or to the interpretation or breach thereof, shall be resolved by arbitration in accordance with the then effective arbitration rules of Arbitration Service of Portland, Inc., or the then effective commercial arbitration rules of the American Arbitration Association, whichever organization is selected by the party which first initiates arbitration by filing a claim in accordance with the filing rules of the organization selected, and any judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof, but nothing in this paragraph shall preclude Landlord from bringing, maintaining, and concluding an action against Tenant for forcible entry or wrongful detainer, and this paragraph shall not apply to any dispute which is encompassed within such legal action. The arbitration shall take place in the City of Portland. Costs of the arbitration shall be shared equally to the parties, but each party shall pay its own attorney fees incurred in connection with the arbitration.

(Signature page follows)

DATED as of the date first written above.

LANDLORD:

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company

By: Living Enrichment Ministry,
an Oregon nonprofit corporation, its Manager

By: ______________________________
Bob I. Cantrell, Chief Financial Officer

TENANT:

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By: ______________________________
Bob I. Cantrell, Chief Financial Officer

POR1 #163959 v9

EXHIBIT 1

LEGAL DESCRIPTION

PARCEL I:

A tract of land located in the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, more particularly described as follows:

Beginning at the Southwest corner of said Southeast quarter; thence Northerly along the West line of said Southeast quarter 1300 feet, more or less, to the South line of the tract described in contract to Tiano recorded June 28, 1977 under Recorder's Fee No. 77-25265; thence Easterly along the South line of said Tiano Tract a distance of 640 feet to the true point of beginning; thence continuing along the South line of said Tiano Tract, the South line of the Conway lands (Parcels I and II) described in contract recorded May 12, 1977 under Recorder's Fee No. 77-17984, the South line of the Conway Tract described in Deed recorded May 18, 1977 under Recorder's Fee No. 77-18969 and the South line of the Nickerson Lands (Parcels A and B) described in Deed recorded July 8, 1968 under Recorder's Fee No. 68-12714 to the East line of said Section 16; thence Southerly along the East line of said Section 16 to its intersection with the centerline of Graham's Ferry Road (County Road No. 13); thence Southwesterly along the centerline of said Graham's Ferry Road to its intersection with the South line of Section 16; thence Westerly along the South line of said Section 16 to the Southwest corner of that certain tract of land conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048; thence Northerly along the West line of said Norton Tract to its Northwest corner; thence Northwesterly a distance of 1089 feet, more or less, to the true point of beginning.

EXCEPTING the tract conveyed to James E. Norton, et ux by Deed recorded February 6, 1974 under Recorder's Fee No. 74-3048, described as follows:

A parcel of land in the Southwest quarter of the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, described as follows:

Beginning at a point on the South line of said Section 16, which point is South 89°37'25" East 798.01 feet from the South quarter corner of said Section 16; thence North 07°48'05" East 239.24 feet; thence North 57°21'05" East 175.51 feet; thence South 60°34'35" East 115.63 feet; thence South 09°32' East 210.71 feet; thence South 69.22 feet to the South line of said Section 16; thence North 89°37'25" West 315.71 feet to the point of beginning.

ALSO EXCEPTING a 30-foot strip along the East line conveyed to Marie M. Coleman by Deed recorded July 29, 1890 in Book 38, Page 423, Deed records, described as follows:

Beginning at a point on the East line of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, at the Southwest corner of the Northwest quarter of the Southeast quarter of Section 16; thence South along section line of said section to a point where the County Road leading from Portland, Oregon to Graham's Ferry on the Willamette River crosses said section line; thence West 30 feet; thence North to the line between the Northeast quarter of the and the Southeast quarter of the Southeast quarter of the Southeast quarter of said Section 16; thence East 30 feet to the East line of said section and to the place beginning.

LEGAL DESCRIPTION

PARCEL II:

A tract of land in the Southwest quarter of Section 15 and the Southeast quarter of Section 16, Township 3 South, Range 1 West of the Willamette Meridian, in the County of Clackamas and State of Oregon, described as follows:

BEGINNING at a point which is North 54°11'40" East 85.02 feet from the section corner common to Sections 15, 16, 21 and 22, Township 3 South, Range 1 West of the Willamette Meridian; thence North 66°40'15" West 322.66 feet; thence North 46°47'23" West 256.51 feet to a point in the East line of Graham Ferry Road (Bell Road); thence along said East line on the arc of a curve left, having a radius of 2,894.79 feet and a central angle of 7°02'29", the long chord bears North 40°06'46" East 355.55 feet, an arc distance of 355.76 feet; thence North 36°35'31" East 578.81 feet, more or less, to the beginning of a curve to the left; thence on the arc of a curve left, having a radius of 1,175.92 feet and a central angle of 20°47'40", the long chord bears North 26°11'41" East 424.44 feet, an arc length of 426.77 feet; thence North 15°47'51" East 199.43 feet; thence leaving said road East 804.75 feet; thence South 0°26'38" East 603.74 feet; thence South 1°09'10" West 743.76 feet; thence South 74°03'51" West 266.67 feet; thence South 73°40'12" West 969.32 feet to the point of beginning.

STATE OF OREGON 97-097495
CLACKAMAS COUNTY
Received and placed in the public records of Clackamas County
RECEIPT# AND FEE: 64897 $90.00
DATE AND TIME: 12/15/97 09:08 AM
JOHN KAUFFMAN, COUNTY CLERK

EXHIBIT 2

Description of Personal Property

All tangible personal property now located at the real property described on Exhibit 1 attached hereto, except for the following:

1. All personal property owned by Living Bookends, Inc., and located in the bookstore on the premises, including without limitation, shelving, furniture, and book inventory;

2. Personal property owned by Living Enrichment Institute consisting of cabin furnishings and office furniture;

3. All audio and video equipment and supplies; and

4. All personal property located in the main sanctuary, including without limitation, piano, chairs, and podium.

CONVERTIBLE NOTE

$4,450,000 July 1, 2003

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND APPLICABLE LAWS OR SOME OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

FOR VALUE RECEIVED, Living Enrichment Center Campus, LLC, an Oregon limited liability company (the "Company"), hereby promises to pay to the order of Living Enrichment Ministry, an Oregon nonprofit corporation (the "Lender"), the principal sum of Four Million Four Hundred Fifty Thousand Dollars ($4,450,000) pursuant to the terms and conditions set forth in this Convertible Note dated effective July 1, 2003, between the Company and the Lender (this "Note").

WHEREAS, the Company desires to borrow from the Lender, and the Lender desires to lend to the Company, the principal amount of $4,450,000, which funds represent partial consideration to the Lender for the Company's purchase, pursuant to an Assignment and Assumption of Contract of Sale dated July 1, 2003 (the "Assignment"), of the Lender's interest in certain real property, improvements and personal property under a Contract of Sale dated March 31, 2003, between the Lender and Living Enrichment Center Properties, LLC ("LECP") (the "Contract of Sale").

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. **Payment of Principal and Interest**. The principal amount of this Note and any accrued but unpaid interest shall be due and payable in full on July 31, 2004 (the "Due Date").

2. **Interest Rate**. The unpaid balance of this Note shall bear interest at the rate of five percent (5%) per annum; provided however, that on and after the occurrence of any Event of Default and until this Note shall have been paid or converted in full, any unpaid balance of this Note shall bear interest at the rate of ten percent (10%) per annum, or at the highest rate permitted by law, whichever is lower.

3. **Prepayment**. The Company shall have the right at any time and from time to time to prepay this Note in whole or in part without premium or penalty.

4. Credits Against Outstanding Principal. The Company shall have the right at any time and from time to time to make payments on behalf of the Lender directly to LECP in satisfaction of the Lender's obligations to LECP under that certain Forbearance Agreement between LECP and the Lender dated August 26, 2003, in connection with the Contract of Sale. The Company shall receive as a credit against any outstanding principal amount due under this Note an amount equal to the amount of any and all such payments made to LECP by Company in connection with the Lender's obligations under the Forbearance Agreement. The Lender hereby acknowledges that the Company has no obligation to make any such payments to LECP and further agrees that, if the Company elects to make any such payments, the Lender shall accept the payments in partial satisfaction of the unpaid principal balance of this Note as provided in this Section 4.

5. Events of Default. The occurrence of any of the following shall constitute an "Event of Default" by the Company under this Note:

(a) failure to pay principal and interest on this Note when due;

(b) a default or defaults under the terms of one or more instruments evidencing or securing indebtedness of the Company, including but not limited to the Assignment, that has resulted in the acceleration of the payment of such indebtedness; provided, however, that it shall not be an Event of Default if such indebtedness shall have been repaid in full or such acceleration shall have been rescinded within 20 days;

(c) the Company, pursuant to or within the meaning of any Bankruptcy Law: (i) admits in writing its inability to pay its debts generally as they become due, (ii) commences a voluntary case or proceeding, (iii) consents to the entry of an order for relief against it in an involuntary case or proceeding, (iv) consents or acquiesces in the institution of a bankruptcy or insolvency proceeding against it, (v) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (vi) makes a general assignment for the benefit of its creditors, or any of them takes any action to authorize or effect any of the foregoing; or

(d) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Company in an involuntary case or proceeding, (ii) appoints a Custodian of the Company for all or substantially all of its property, or (iii) orders the liquidation of the Company, and in each case the order or decree remains unstayed and in effect for 60 days; provided, however, that if the entry of such order or decree is appealed and dismissed on appeal, then the Event of Default hereunder by reason of the entry of such order or decree shall be deemed to have been cured.

6. Remedies upon Default. Upon the occurrence of an Event of Default, and in addition to any other rights and remedies that the Lender may have, the Lender shall have the right, at its sole and exclusive option, to declare this Note immediately due and payable. No delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of any such right or of any other right of the Lender, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The rights and remedies of the Lender shall be cumulative and may be pursued singly, successively or together, in the sole discretion of the Lender.

7. **Conversion**.

(a) At any time after the Due Date or on or after the occurrence of an Event of Default, subject to Lender's compliance with Section 10 below, the Lender may elect to convert the debt represented by this Note to equity in the Company (the "Conversion Right"). Upon the exercise of Lender's Conversion Right, all of the unpaid principal of and accrued but unpaid interest on this Note shall be automatically converted into the number of Preferred Units of the Company equal to one Preferred Unit per one dollar ($1.00) of the then outstanding amount of unpaid principal and accrued but unpaid interest.

(b) The Company covenants that all Preferred Units issued upon conversion of this Note shall be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

(c) Each certificate for the Preferred Units issued upon conversion of this Note shall bear a legend substantially as set forth at the beginning of this Note.

(d) Conversion of this Note and the Lender's acceptance of the Preferred Units issued pursuant to the conversion shall be deemed full and final satisfaction of the Company's entire debt under this Note and the Company thereafter shall be released from any further obligation or liability to the Lender hereunder.

8. **Expenses**. If any payment under this Note is not paid when due, the Company agrees to pay, in addition to the principal and interest due hereunder, reasonable attorneys' fees, plus all other reasonable expenses incurred by the Lender in exercising any of its rights and remedies upon default.

9. **Waivers by the Company**. The Company hereby waives diligence, protest, presentment, demand of payment, notice of dishonor, notice of acceleration of maturity, filing of claims with a court in the event of insolvency or bankruptcy of the Company, notice and all demands whatsoever and agrees to continue to remain bound for the payment of principal, interest and all other sums due under this Note notwithstanding any change or changes by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions of time for the payment of principal and interest; and waives all and every kind of notice of such change or changes and agree that the same may be made without notice or consent of the Company.

10. **Operating Agreement**. At the time of any exercise of the Conversion Right, as a condition to such exercise, the Lender shall enter into and agree to be bound by all of the terms and conditions of any Operating Agreement among the Company and its members in force at the time of such exercise and any other agreement governing the Preferred Units.

11. **Defined Terms**.

"**Act**" shall mean the Securities Act of 1933, as amended.

"**Bankruptcy Law**" shall mean Title 11, U.S. Code or any similar federal, state or foreign law for the relief of debtors.

"**Company**" shall mean Living Enrichment Center Campus, LLC, an Oregon limited liability company.

"**Custodian**" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

"**Due Date**" means July 31, 2004, the date on which the unpaid principal amount of this Note and any accrued but unpaid interest shall be due and payable in full.

"**Event of Default**" shall have the meaning set forth in Section 5.

"**Lender**" shall mean Living Enrichment Ministry, an Oregon nonprofit corporation.

"**Note**" shall mean this Convertible Note dated July 1, 2003, between the Company and the Lender in the principal amount of Four Million Four Hundred Fifty Thousand Dollars ($4,450,000).

"**Preferred Units**" shall mean the Preferred Units of the Company.

12. Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Oregon.

13. Successors. All of the foregoing is the promise of the Company and shall bind the Company and the Company's successors, heirs and assigns; provided, however, that the Company may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the Lender.

[Signatures on the next page.]

IN WITNESS WHEREOF, the Company has executed this Note as of the day and year first above written.

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company
By: Living Enrichment Ministry, its Manager

By: ______________________
Bob I. Cantrell, Chief Financial Officer

Agreed to:

LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation

By: ______________________
Bob I. Cantrell, Chief Financial Officer

Dated effective: July 1, 2003

POR1 #164856 v7

EXHIBIT 5

INDEPENDENT AUDITOR'S CONSENT

To the Manager and Members of
Living Enrichment Center Campus, LLC

We hereby consent to the use in the Offering Circular, constituting part of the Regulation A Offering Statement on Form 1-A, of our report dated August 28, 2003, on the financial statements of Living Enrichment Center Campus, LLC, as of July 1, 2003 which appear in such Offering Circular. We also consent to all references to our Firm in such Offering Circular.

LAUKA & ASSOCIATES, PC
Clackamas, Oregon

John T. Lauka

John T. Lauka

August 28, 2003

EXHIBIT 6

OPINION OF COUNSEL

[Pending. Will be filed by amendment.]

EXHIBIT 7

[Living Enrichment Center letterhead]

To Our Congregants and Other Interested Parties

We are thrilled to bring to you this opportunity. We now have the remaining portion of the Living Enrichment Centers refinancing program ready to implement. Our goal is to continue to grow the mission of using spiritual principles and practices to heal lives and build dreams for all that desire a better life.

In March of 2003, we were able to secure a financing in order to continue to own our church home for $10,300,000. However, we still needed to refinance an approximate $3,500,000 for the balance of the total financing requirement. In discussions with our financial and legal consultants, it was apparent that we needed to obtain this financing package from those who have the love and spiritual dedication to financially support this church home.

We now have a plan to accomplish the balance of the refinancing requirement. The plan provides the opportunity for participants to own an equity interest in a company that is purchasing the church home (all the land and the buildings), receive current income, and enjoy appreciation potential, while demonstrating the spiritual support of one's church.

Living Enrichment Center (Ministry) has sold and leased back its property to a new limited liability company called Living Enrichment Campus, LLC. Preferred Ownership Units in the LLC are being offered to congregants and other interested parties. Some of the characteristics of these Preferred Units are:

1. The Preferred Units pay a 7% return on investment, payable on a monthly basis.

2. The Preferred Units are valued at $1 per Unit with a minimum purchase of $1,000 (no maximum).

3. The church intends, but is not obligated, to redeem Preferred Units over time. The Preferred Units are redeemable by Living Enrichment Center Campus, LLC on July 31, 2007, 2009, 2011, and 2013.

4. The Preferred Units share 50:50 with the Common Units owned by Living Enrichment Center in appreciation (if any) of the property, based on a property appraisal to be made on each of the redemption dates.

5. Ten percent of all proceeds of the offering will be set aside for early redemption (subject to the Manager's sole discretion) by any investor that is experiencing a hardship.

The securities are being registered with the Federal Securities and Exchange Commission and the securities divisions of the states of Oregon and Washington. The maximum that can be sold is $5,000,000 with a $350,000 minimum. A preliminary offering circular is enclosed for your review; please read it carefully, particularly the section that describes the risk factors involved in investing. Although we are now free to discuss this offering, we shall receive no monies until the registration process is complete.

We believe that the above offering affords each investor an opportunity to make an investment while helping the church continue to grow the mission of making a significant difference for good in people's lives.

Sincerely Yours,

Rev. Mary Manin Morrissey
Senior Minister

Bob Cantrell
Chief Financial Officer

POR1 #167067 v2